

Poised For
Strong Growth





CHEUNG KONG (HOLDINGS) LIMITED
長江實業(集團)有限公司

STOCK CODE: 0001

Annual Report 2009



CONTENTS

1	Group Structure
2	Group Financial Summary
3	Results Highlights
4	The Year at a Glance
10	Report of the Chairman and the Managing Director
16	Management Discussion and Analysis
24	Directors' Biographical Information
28	Senior Management's Biographical Information
35	Risk Factors
39	Report of the Directors
56	Corporate Governance Report
80	Highlights of Development Projects
86	Schedule of Major Properties
92	Financial Statements
133	Independent Auditor's Report
134	Listed Affiliated Companies
140	Corporate Information and Key Dates

Group Structure


Cheung Kong (Holdings) Limited
49.9%
Hutchison Whampoa Limited
45.3%
CK Life Sciences Int'l., (Holdings) Inc.
12.2%
tom
TOM Group Limited
24.47%
84.6%
Cheung Kong Infrastructure Holdings Limited
38.9%
港燈
HK Electric
Hongkong Electric Holdings Limited

CHEUNG KONG GROUP
TOTAL MARKET CAPITALISATION
HK$647 Billion

30th March, 2010

Group Financial Summary

Consolidated Income Statement (HK$ million)

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
Turnover	9,341	7,486	9,122	14,336	18,431	14,358	15,346	15,442	16,436	**24,293**
Profit attributable to shareholders	19,678	5,792	7,835	6,015	9,305	12,845	16,443	29,022	13,029	**19,886**
Interim dividend paid	880	880	880	880	880	973	1,065	1,158	1,158	**1,158**
Final dividend proposed	2,826	2,826	2,826	3,011	3,289	3,659	4,031	4,517	4,517	**5,096**
Profit for the year retained	15,972	2,086	4,129	2,124	5,136	8,213	11,347	23,347	7,354	**13,632**

Consolidated Statement of Financial Position (HK$ million)

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
Fixed assets	3,167	3,274	6,762	6,987	7,385	9,612	10,222	10,560	11,624	**10,696**
Investment properties	12,039	11,476	11,999	9,876	10,545	11,710	14,508	15,497	15,670	**19,433**
Associates	117,264	118,657	121,387	120,908	122,340	123,027	129,472	142,567	144,977	**148,049**
Other non-current assets	29,769	33,805	31,270	30,673	30,123	30,421	33,055	34,630	35,162	**40,061**
Net current assets	14,554	17,979	18,359	20,435	26,784	31,126	46,067	52,768	56,659	**56,455**
Total assets less current liabilities	176,793	185,191	189,777	188,879	197,177	205,896	233,324	256,022	264,092	**274,694**
Bank and other loans	13,806	18,728	19,255	16,357	17,907	18,683	27,609	23,655	31,258	**25,279**
Loan from joint development partner	–	–	–	–	–	–	4,000	4,000	2,000	**–**
Deferred tax liabilities	194	189	316	354	428	544	920	1,300	1,359	**2,011**
Net assets	162,793	166,274	170,206	172,168	178,842	186,669	200,795	227,067	229,475	**247,404**
Representing:										
Share capital	1,158	1,158	1,158	1,158	1,158	1,158	1,158	1,158	1,158	**1,158**
Share premium	9,331	9,331	9,331	9,331	9,331	9,331	9,331	9,331	9,331	**9,331**
Reserves	149,026	151,138	155,284	157,640	163,208	171,419	185,047	213,172	214,644	**233,110**
Shareholders' funds	159,515	161,627	165,773	168,129	173,697	181,908	195,536	223,661	225,133	**243,599**
Minority interests	3,278	4,647	4,433	4,039	5,145	4,761	5,259	3,406	4,342	**3,805**
Total equity	162,793	166,274	170,206	172,168	178,842	186,669	200,795	227,067	229,475	**247,404**
Shareholders' funds – NBV per share (HK$)	68.87	69.78	71.57	72.59	74.99	78.54	84.42	96.57	97.20	**105.17**
Earnings per share (HK$)	8.53	2.50	3.38	2.60	4.02	5.55	7.10	12.53	5.63	**8.59**
Dividend per share (HK$)	1.60	1.60	1.60	1.68	1.80	2.00	2.20	2.45	2.45	**2.70**

Note: Prior year figures have been restated to account for the prior year adjustments described in note 2(a) to financial statements.

Results Highlights


Profit Attributable To Shareholders
HK$ Million
30,000
25,000
20,000
15,000
10,000
5,000
0
00 01 02 03 04 05 06 07 08 09


Earnings per share
HK$
13
11
9
7
5
3
1
00 01 02 03 04 05 06 07 08 09


Dividend per share
HK$
2.80
2.60
2.40
2.20
2.00
1.80
1.60
1.40
00 01 02 03 04 05 06 07 08 09


Shareholders' Funds - NBV per share
HK$
110
100
90
80
70
60
50
00 01 02 03 04 05 06 07 08 09

The Year at a Glance

1-3






長江實業(集團)有限公司
CHEUNG KONG (HOLDINGS) LIMITED
二零零九年度全年業績
2009 Annual Results Announce





1. 2009 Annual Results Announcement
2. Caring Companies
3. Grand Hyatt Beijing

- The Group announced its 2009 Annual Results on 30th March, 2010.
- A total of 85 member companies of the Cheung Kong Group were awarded the "Caring Company Logo" by the Hong Kong Council of Social Services – the largest number of members being awarded for the sixth consecutive year.
- The Grand Hyatt Beijing received the "Reader's Choice Awards – Best Hotel in Beijing" award from *DestinAsian*.

4-6




環協
HKEPA
香港環境保護協會
Hong Kong Environmental Protection Association
全國 企業/新聞/人物 環保成就獎




1
2
3

1. Supporting the construction of the China Pavilion at the 2010 Shanghai Expo
2. National Enterprise Environmental Achievement Award
3. MTR Hong Kong Race Walking 2009

- Awarded the "Highest Fund Raising Corporate Team" in the "MTR Hong Kong Race Walking 2009" organised by MTRC and Hong Kong Amateur Athletic Association.
- The Cheung Kong Group donated RMB100 million to support the construction of the China Pavilion at the 2010 Shanghai Expo.
- Received the Gold Award in the "2009 Reader's Digest Trusted Brand Awards – Property Developer category".
- The Group received the "National Enterprise Environmental Achievement Award" from the Hong Kong Environmental Protection Association, whose objective is promoting environmental awareness through education.

The Year at a Glance *(continued)*

4-6




公益金「長江」及時雨基金
捐款熱線 18282
您捐幾多 長江集團捐幾多
5 - 6 - 2009
公益金及時雨基金
The Community Chest Rainbow Fund
壹百萬元正
HK$1,000,000.00
One Million only
長江集團


THE WALL STREET JOURNAL
200

1. The Community Chest 2008/2009 Awards
2. The Community Chest "Cheung Kong" Rainbow Fund
3. Top 10 Hong Kong companies in the Asia 200 survey

- Named one of top 10 Hong Kong companies in the Asia 200 survey organised by *The Wall Street Journal*.
- The Cheung Kong Group continued its support of the Community Chest "Cheung Kong" Rainbow Fund, an emergency relief plan initiated by the Community Chest.
- The Cheung Kong Group was ranked as the "Second Top Donor" in "The Community Chest 2008/2009 Awards" – its tenth consecutive year to be ranked amongst the top three donors.

4-6


LA GRANDE VILLE




Sure Win
雙贏





1. Launch of La Grande Ville Phase 2, Beijing
2. La Grande Ville, a luxurious development in Beijing
3. Release of Central Park Towers II
4. Enthusiastic market response for Central Park Towers II

Recorded good sales for Central Park Towers II in Tin Shui Wai.

Launch of La Grande Ville Phase 2 in Beijing was well-received by purchasers.

The Year at a Glance *(continued)*

7-9




勁爆全城




1
2
3

1. Good response was received for the launch of Le Prestige
2. Le Prestige was put to the market
3. Grand Hyatt Beijing

The Grand Hyatt Beijing received the "Best Business Hotel in Beijing" award from *Business Traveller Asia-Pacific*.

Le Prestige in Tseung Kwan O achieved good sales results.



10-12










2
3
4
1
5

1. Marina Bay Suites, Singapore
2. Harbour Plaza 8 Degrees
3. The Best Designer Hotel 2009 Award
4. Sheraton Chengdu Lido Hotel
5. Sheraton Shenyang Lido Hotel

- Harbour Plaza 8 Degrees was named "The Best Designer Hotel 2009" at the Guangdong International Tourism and Culture Festival's 2009 Star Hotels Show held in Guangzhou.
- The Sheraton Chengdu Lido Hotel received the "Best Business Hotel in Chengdu" award from *Business Traveller China*.
- The Grand Hyatt Beijing received the "Best Business Hotel in Beijing" award from *Business Traveller China*.
- The Sheraton Shenyang Lido Hotel received the "Best Business Hotel in Shenyang" award from *Business Traveller China*.
- The Sheraton Chengdu Lido Hotel and Grand Hyatt Beijing received the "Best 100 Hotels in China" award from *Travel + Leisure*.
- Marina Bay Suites, Singapore, was offered for sale with favourable response.

Report of the Chairman and the Managing Director

Poised For Strong Growth



HIGHLIGHTS

	2009 HK$ Million	2008 (Restated) HK$ Million	Change
Profit before share of results of Hutchison Whampoa Group	**12,808**	6,693	+91%
Share of profit of Hutchison Whampoa Group	**7,078**	6,336	+12%
Profit attributable to shareholders	**19,886**	13,029	+53%
Earnings per share	**HK$8.59**	HK$5.63	+53%
Dividend per share	**HK$2.70**	HK$2.45	+10%

PROFIT FOR THE YEAR

The Group's audited profit attributable to shareholders for the year ended 31st December, 2009 amounted to HK$19,886 million (2008 (restated) – HK$13,029 million). Earnings per share were HK$8.59 (2008 (restated) – HK$5.63).

The Group's audited profit attributable to shareholders amounted to HK$19,886 million, increased by 53%.

DIVIDEND

The Directors recommend the payment of a final dividend of HK$2.20 per share in respect of 2009 to shareholders whose names appear on the Register of Members of the Company on 27th May, 2010. This together with the interim dividend of HK$0.50 per share gives a total of HK$2.70 per share for the year (2008 – HK$2.45 per share). The proposed final dividend will be paid on 1st June, 2010 following approval at the 2010 Annual General Meeting.

PROSPECTS

2009 was a challenging year for most economies and businesses around the globe. As a result of our prudent approach to managing risks and strengthening our operations, we were able to deliver solid growth and good returns to shareholders in this difficult environment. For the year ended 31st December, 2009, the Group's profit before share of results of the Hutchison Whampoa Group was HK$12,808 million.

Solid progress was made in all of our operating activities during the year. We recorded satisfactory growth in contributions from property sales and property rental. Contribution from hotels and serviced suites has decreased as a result of current economic conditions. Returns from investment and finance were higher as compared to last year given the improvement in the financial markets in the latter part of 2009. The significant increase in the fair value of investment properties was recorded mainly due to the completion of a new project during the year under review.

2009 in Review

Repercussions from the financial crisis which began in 2008 continued to be felt in various markets around the globe. The severity of the downturn impacted not only the banking and financial industries, but also all other sectors to varying degrees, including trade and commerce, real estate, hotel and travel, as well as retail.

Hong Kong has benefited from the support of the Central and local Government's policies and initiatives. After four consecutive quarters of contraction, the domestic economy resumed year-on-year growth of 2.6% in the fourth quarter of 2009, and real GDP for the full year fell by 2.7% from 2008. Overall the local economy has steadily stabilised.

The Group's property business in Hong Kong has benefited from the solid performance of the local property sector in 2009, when property transactions and prices were supported by a high level of affordability and the unwinding of pent-up demand. In view of the prevailing low interest rate environment and the Government's recent enhancement of the Application List System aimed at increasing the flexibility of land supply, the local property market is expected to remain stable and positive in the medium to longer term.

In 2009, the Group executed its development initiatives as scheduled, and registered sound results for its various property projects. The increase in turnover and profit contribution from our property operations was satisfactory. Actions to further expand our well-established land bank have continued. With a low average land acquisition cost, we are confident that we can generate a good return on our existing land reserves which are sufficient to underpin development plans over the coming five to six years.

Good progress has been made by the Group's property business in the Mainland. Various projects are progressing as planned, and the proportion of contribution from these operations continues to grow satisfactorily. While the Central Government is initiating measures aimed at regulating loan supply and curtailing home price rises, these measures will be beneficial to the stability and sustainability of the market in the longer term. The Group has confidence in the strong fundamentals and tremendous potential of the Mainland's market. We will actively prepare for further expansion by making prudent, selective investments in quality sites and projects in the Mainland.

The Group has seized growth opportunities as they arise in overseas markets such as Singapore and the United Kingdom. The satisfactory contribution from operations in these markets will enable us to further increase the value of our property portfolio.

Listed Affiliated Companies

We are well positioned to capture opportunities globally through the strategic investments in our listed affiliated companies, particularly through the Hutchison Whampoa Group's diversified businesses across 54 countries. All of the core businesses of these companies recorded solid performances in 2009.

The Hutchison Whampoa Group The global operations of the Hutchison Whampoa Group performed solidly despite a very difficult operating environment in 2009. The 3G business is currently developing on a steady improving course. With an improvement in cash flow, the debt level of the Hutchison Whampoa Group was reduced. Overall the businesses of the Hutchison Whampoa Group are progressing well. It will continue to look to commit new investment capital to further expand its core businesses, and is forging ahead to grow as new opportunities emerge. There remain many elements of uncertainty in the global economy, but we are confident in the growth prospects of the Hutchison Whampoa Group in 2010 barring major unforeseen circumstances.

CKI Cheung Kong Infrastructure Holdings Limited ("CKI") recorded a strong performance for 2009, which was pleasing given the challenging economic conditions. It has an established track record of steady growth and continued increase in dividends, as well as the capability to overcome challenges and difficulties, such as those of the recent financial crisis. CKI is optimistic about its future prospects and will continue to build on its growth momentum, sound fundamentals and solid business foundation.

HK Electric Hongkong Electric Holdings Limited ("HK Electric") reported lower earnings from its Hong Kong operations due to the lower rate of permitted return under the new Scheme of Control Agreement and lower cash deposit balances and deposit interest rates. The impact of the decreased Hong Kong earnings was substantially offset by the strong operating results from activities outside Hong Kong, with earnings significantly increased from those recorded for 2008.

CK Life Sciences CK Life Sciences Int'l., (Holdings) Inc. ("CK Life Sciences") recorded a good performance in 2009. The significant turnaround in overall results can be largely attributed to increased profitability in the health sector and improved investment returns, as well as a reduction in finance costs. CK Life Sciences will continue to leverage its sound fundamentals and steady business operations to drive for better performance in the future. Continued efforts will be made to streamline and consolidate existing operations, and to explore opportunities to expand prudently.

Looking Ahead

There have been early signs of improvement in the European and the U.S. economies. While the global market has yet to fully stabilise and it is still confronted by a number of uncertainties and potential problems, including the risks associated with the debt problems of certain nations, the general economic conditions worldwide should improve further in 2010 as compared to 2009.

The Mainland's economy returned to a faster track of growth in 2009, stimulated by strong government-led investment and consumption. Real GDP growth was 8.7% for the year, and is expected to remain at a level of over 8% in 2010. The Central Government has stated its intention to maintain proactive fiscal policies and moderately relaxed monetary measures, and to push ahead with economic restructuring by promoting private consumption. Against this backdrop, the Mainland's economy is expected to maintain a steady pace of growth in 2010 and to show promising long-term prospects.

The Mainland's development and steady growth will continue to provide solid support for Hong Kong's economy. Accelerated economic cooperation with the Mainland should present Hong Kong with good growth opportunities, and support a steady, sustainable economic recovery and development. We have confidence in the medium and longer-term economic prospects of the Mainland and Hong Kong.

The Group is steadfast in its strategy to invest in the future by following its primary operating principle of achieving a balance between progress and stability. The Group has considerable reserves to draw upon and has solid financial strength. Barring any unforeseen circumstances, the Group's shareholders' funds will continue to grow significantly and the Group's ability to generate cash will continue to be strong in the coming years. We operate with a very low gearing ratio, approximately 9.5% at year end, and have the ability to mobilise not less than HK$50 billion to take advantage of timely investment opportunities for large-scale development. Given all its strengths and potential, the Cheung Kong Group is uniquely placed for future growth and expansion. We are very confident in the prospects of the Group in 2010 and beyond.

Intelligent, creative, dedicated and loyal employees are the Group's most valuable asset in this extremely competitive and challenging global environment. We take this opportunity to thank our colleagues on the Board, the staff members of the Group and our diligent employees worldwide for their hard work, loyal service and contributions during the year.

Li Ka-shing	**Li Tzar Kuoi, Victor**
Chairman	Managing Director

Hong Kong, 30th March, 2010

Management Discussion and Analysis

BUSINESS REVIEW

Major Business Activities

1. Developments Completed during 2009:

Name	Location	Total Gross Floor Area (sq. m.)	Group's Interest
1881 Heritage	Kowloon Inland Lot No. 11161	13,023	100%
Celestial Heights Phases 1 and 2	Kowloon Inland Lot No. 11124	159,804	90%
Harbour Plaza 8 Degrees	The Remaining Portion of Kowloon Inland Lot No. 4013	21,420	100%
Regency Park Phases 1A and 1B	Jingyuetan, Changchun	61,243	50%
Regency Residence Phase 1	Nanguan, Changchun	97,784	50%
Noble Hills Phases 1A, 1B1 and 1B2	Wangcheng Jinxing Dadao, Changsha	28,432	50%
Le Parc Phases 1A and 1B	High-Tech Zone, Chengdu	192,108	50%
Cape Coral Phases 1A and 1B	Nanan, Chongqing	220,384	47.5%
Noble Hills Phases 1A and 1B1	Douxi, Chongqing	11,831	50%
Seasons Villas Phase 4A	Huamu Road, Pudong, Shanghai	1,500	50%
Regency Park Phases VIA, VIII and VIIIA	Huamu Road, Pudong, Shanghai	12,322	50%
Regency Park Phases 1 and 2	Guanlan, Shenzhen	97,232	50%
Le Sommet Phase 1A	Ping Hu, Longgang, Shenzhen	58,455	50%
The Greenwich Phase 1A	Hi-Tech Industrial Development Zone, Xian	117,319	50%
Kerry Everbright City Phase IIB	Zhabei District, Shanghai	55,150	24.75%

2. Developments in Progress and Scheduled for Completion in 2010:

Name	Location	Total Gross Floor Area (sq. m.)	Group's Interest
Central Park Towers II	Tin Shui Wai Town Lot No. 24	69,457	98.47%
LOHAS Park Le Prestige and Le Prime	Site AB of The Remaining Portion of Tseung Kwan O Town Lot No. 70	226,430	Joint Venture
Conduit 18	Section A of Inland Lot No. 711	2,961	100%
Festival City Phases 1 and 2	Sha Tin Town Lot No. 529	200,744	Joint Venture
Marina Bay Residences and Marina Bay Financial Centre Phase 1	Marina Bay, Singapore	243,797	16.7%
La Grande Ville Phase 1	Shun Yi District, Beijing	95,477	100%
Regency Park Phase 2	Jingyuetan, Changchun	111,713	50%
Regency Residence Phases 1 and 2A	Nanguan, Changchun	45,383	50%
Noble Hills Phases 1B2, 1B3 and 2	Wangcheng Jinxing Dadao, Changsha	151,476	50%
Tianning Project Phases 1, 2A and 2B	Tianning District, Changzhou	19,777	50%
Le Parc Phase 2	High-Tech Zone, Chengdu	319,511	50%
Regency Oasis Phase 1A	Wenjiang, Chengdu	91,572	50%
Noble Hills Phases 1B1, 1B2 and 1C	Douxi, Chongqing	133,485	50%
The Riverside and Metropolitan Plaza Phases 1 and 3	Huangsha MTR Station Podium, Guangzhou	241,809	50%
Zhoupu Project Phase 1	Zhoupu, Nanhui Area, Shanghai	31,187	42.5%

Management Discussion and Analysis *(continued)*

Name	Location	Total Gross Floor Area (sq. m.)	Group's Interest
Regency Cove Phases 1A, 1B and 2	Maqiao Town, Ming Hang Area, Shanghai	44,292	42.5%
Regency Park Phase IIB	Huamu Road, Pudong, Shanghai	9,954	50%
Century Place	Shennan Road, Huaqiangbei Futian District, Shenzhen	179,606	40%
Regency Park Phase 3	Guanlan, Shenzhen	60,336	50%
Le Sommet Phases 1A and 3	Ping Hu, Longgang, Shenzhen	53,910	50%
Tianjin Metropolitan Phases 1 and 2	Yingkoudao, Tianjin	157,897	40%
Caidian Project Phase 1A	Caidian, Wuhan	59,871	50%
The Greenwich Phases 1B and 2A	Hi-Tech Industrial Development Zone, Xian	268,475	50%

3. New Acquisitions and Joint Developments and Other Major Events:

Hong Kong

(1) April 2009: A wholly owned subsidiary of the Group reached an agreement with the Government in respect of the site at 873 Lai Chi Kok Road, Cheung Sha Wan, New Kowloon Inland Lot No. 6354. With an area of approximately 2,844 sq. m., the site is designated for a commercial and residential development estimated to have a developable gross floor area of about 23,996 sq. m. In July 2009, the Group completed the land exchange and executed the land grant with the Government in respect of the development.

(2) August 2009: A wholly owned subsidiary of the Group acquired 77-87 Ma Tau Wai Road, Hung Hom, Subsection 6, Subsection 7, Section A of Subsection 8, the Remaining Portion of Subsection 8, Subsection 9 and Subsection 10 of Section A of Kowloon Marine Lot No. 53. With an area of approximately 543 sq. m., the site is designated for a commercial and residential development estimated to have a developable gross floor area of approximately 3,527 sq. m.

(3) October 2009: A wholly owned subsidiary of the Group acquired 133-139 Electric Road, North Point, the Remaining Portion of Inland Lot No. 3319. With an area of approximately 697 sq. m., the site is earmarked for a residential development estimated to have a developable gross floor area of approximately 6,276 sq. m.

(4) November 2009: A wholly owned subsidiary of the Group set up a U.S.$2,000,000,000 Euro Medium Term Note Programme (the "Programme") for the purpose of issuing notes (the "Notes") which may be denominated in any currency as agreed with the dealer(s) from time to time. The maximum aggregate nominal amount of all Notes outstanding under the Programme from time to time will not exceed U.S.$2,000,000,000. The Programme provides that the Notes may be listed on The Stock Exchange of Hong Kong Limited or such other or further stock exchanges as may be agreed with the relevant dealer(s).

(5) January 2010: A wholly owned subsidiary of the Group successfully won the contract for the joint development of two sites located at Lai Chi Kok Road/Kweilin Street and Yee Kuk Street in Sham Shui Po in a public tender exercise. In February 2010, the Group entered into a development agreement with the Urban Renewal Authority for the joint development of the sites. With an aggregate area of approximately 3,339 sq. m., the sites are planned for a commercial and residential development estimated to have a total developable gross floor area of approximately 29,649 sq. m.

(6) During the year under review, the Group continued to acquire properties and agricultural land with potential for development. Some of the properties and agricultural land are under varying stages of design and planning applications.

The Mainland and Overseas

(7) November 2009: A wholly owned subsidiary of the Group successfully bid for the parcel of land at Upper Thomson Road in Singapore with a site area of approximately 20,848 sq. m. for development into residential properties.

(8) During the year under review, the Group's property projects in the Mainland and overseas were on schedule, both in terms of sales and leasing.

Property Sales

Turnover of property sales for the year, including share of property sales of jointly controlled entities, was HK$21,513 million (2008 – HK$13,889 million), an increase of HK$7,624 million when compared with last year, and comprised mainly the sale of the remaining residential units of four property projects completed last year – The Capitol and Seasons Monarch in Hong Kong and Maison des Artistes and Regency Park Phase VII in Shanghai, and the sale of residential units of property projects completed during the year, including Celestial Heights Phases 1 and 2 in Hong Kong, Le Parc Phase 1 in Chengdu, Cape Coral Phase 1 in Chongqing, Regency Park Phases 1 and 2 in Shenzhen, and several other property projects in the Mainland.

Contribution from property sales, including share of results of jointly controlled entities, was HK$8,396 million (2008 – HK$6,547 million), an increase of HK$1,849 million when compared with last year. While economic recovery in Hong Kong and the Mainland was underway, the property market was active during the year with strong demand for residential properties, and property prices picked up sharply amid low mortgage interest rates and expectation of inflation.

Contribution from property sales for 2010 will mainly be derived from the sale of residential units of Central Park Towers II, Le Prestige, Le Prime, La Mer and Festival City Phases 1 and 2 in Hong Kong, La Grande Ville Phase 1 in Beijing, The Riverside Phase 3 in Guangzhou, Regency Cove Phases 1 and 2 in Shanghai, Century Place and Regency Park Phase 3 in Shenzhen, Marina Bay Residences in Singapore and several other property projects scheduled for completion.

During the year, the presale of residential units of Central Park Towers II, Le Prestige and Le Prime in Hong Kong were launched and all the units were soon sold out, whereas the presale of residential units of various property projects in the Mainland met with good market response. The presale of residential units of La Mer and Festival City Phase 1 have also been launched in March 2010 and presale results have been satisfactory.

Property Rental

Turnover of the Group's property rental for the year was HK$1,155 million (2008 – HK$945 million), an increase of HK$210 million when compared with last year, mainly due to higher rental secured by The Center, a commercial office property in Hong Kong, for leases renewed before the global financial crisis took place last year, and the completion of 1881 Heritage, a new heritage revitalisation landmark for cultural tourism, shopping and leisure in Hong Kong, which commenced generating rental income during the first half year. The Group's existing investment properties comprise mainly retail shopping malls and commercial office properties in Hong Kong which accounted for approximately 37% and 52% respectively of the turnover of the Group's property rental for the year.

Contribution from the Group's property rental was HK$1,062 million (2008 – HK$829 million), and contribution including share of results of jointly controlled entities was HK$1,739 million (2008 – HK$1,449 million), an increase of HK$290 million when compared with last year. The local commercial leasing market eased in the first half year while businesses cut back on costs and reduced floor space requirements in the wake of the global financial crisis. As business sentiment and consumer confidence gradually improved in the second half year, rentals for retail and commercial properties became more stable.

At the year end date, the Group accounted for an increase in the fair value of investment properties of HK$3,857 million (2008 – HK$134 million) based on a professional valuation, mainly attributable to the completion of 1881 Heritage during the year, and shared an increase in the fair value of investment properties of HK$693 million (2008 – HK$467 million) of jointly controlled entities.

Hotels and Serviced Suites

Turnover of the Group's hotels and serviced suites for the year was HK$1,399 million (2008 – HK$1,383 million), an increase of HK$16 million when compared with last year. The increase in turnover was mainly attributable to the opening of Harbour Grand Hong Kong during the year which offset a decrease in turnover due to decrease in demand for hotels and serviced suites in Hong Kong and the Mainland as a result of a recession in the global economy.

Contribution from the Group's hotels and serviced suites was HK$360 million (2008 – HK$470 million) and contribution including share of results of jointly controlled entities was HK$517 million (2008 – HK$810 million), a decrease of HK$293 million when compared with last year. During the year, operating conditions for hotels and serviced suites were difficult with low occupancy and room rates, and operating results were further affected by the spread of Influenza A H1N1 worldwide during the first half year.

Besides the opening of Harbour Grand Hong Kong in the first half year, Harbour Plaza 8 Degrees also commenced operation in the second half year. Both hotels are located in Hong Kong and will further their contribution to group profit when the local economy benefits from the global economic recovery.

Property and Project Management

Turnover of property and project management for the year was HK$226 million (2008 – HK$219 million), of which income from property management was HK$158 million (2008 – HK$157 million), an increase of HK$1 million when compared with last year, and income from project related services was HK$68 million (2008 – HK$62 million), an increase of HK$6 million when compared with last year.

Contribution from property management was HK$103 million (2008 – HK$98 million), an increase of HK$5 million when compared with last year, while project related services made a small contribution to group profit.

The Group is committed to providing high quality services to properties under our management. At the year end date, the total floor area under the Group's property management was approximately 86 million square feet and this is expected to grow steadily following the gradual completion of the Group's property projects in the years ahead.

Major Associates

The Hutchison Whampoa Group, a listed associate, reported profit attributable to shareholders for the year ended 31st December, 2009 of HK$14,168 million (2008 (restated) – HK$12,681 million).

The CK Life Sciences Group, another listed associate, reported profit attributable to shareholders for the year ended 31st December, 2009 of HK$187,098,000 (2008 – loss of HK$351,768,000).

FINANCIAL REVIEW

Liquidity and Financing

The Group monitors its liquidity requirements on a short to medium term basis and arranges refinancing of the Group's borrowings when appropriate. During the year, the Group purchased back notes due in 2010 in the total amount of HK$122 million and redeemed notes upon maturity in the total amount of HK$1.4 billion.

At the year end date, the Group's bonds and notes, bank loans and other loans (including a loan from a joint development partner) amounted to HK$6.8 billion, HK$23.3 billion and HK$4.4 billion respectively, and the Group's total borrowings were HK$34.5 billion, a decrease of HK$9.7 billion from the end of last year. The maturity profile is spread over a period of nine years, with HK$9.2 billion repayable within one year, HK$24.1 billion within two to five years and HK$1.2 billion beyond five years.

The Group's gearing ratio at the year end date was approximately 9.5%, determined as the proportion of the Group's net borrowings (after deducting bank balances and deposits of HK$11.4 billion) to shareholders' funds.

With cash and marketable securities in hand as well as available banking facilities, the Group's liquidity position remains strong and the Group has sufficient financial resources to satisfy its commitments and working capital requirements.

Treasury Policies

The Group maintains a conservative approach on foreign exchange exposure management. At the year end date, approximately 81.7% of the Group's borrowings were in HK$ with the balance in US$ (or swapped into US$) and S$, mainly for the purpose of financing projects outside Hong Kong. The Group derives its revenue mainly in HK$, cash balances and marketable securities are maintained mainly in HK$ or US$, and the Group ensures that its exposure to fluctuations in foreign exchange rates is minimised.

The Group's borrowings are principally on a floating rate basis. The fixed rate bonds and notes issued by the Group have associated swaps arrangements in place to convert the rates and related terms to a floating rate basis.

When appropriate and at times of interest rate or exchange rate uncertainty or volatility, hedging instruments including swaps and forwards are used by the Group in the management of exposure to interest rate and foreign exchange rate fluctuations.

Charges on Assets

At the year end date, certain subsidiaries of the Group pledged assets with aggregate carrying value of HK$1,014 million (2008 – HK$1,097 million) to secure bank loan facilities utilised.

Contingent Liabilities

At the year end date, the Group's contingent liabilities were as follows:

(1) guarantees provided for minimum share of revenue/profit receivable by other partners of joint development projects amounted to HK$1,398 million (2008 – HK$1,410 million); and

(2) guarantees provided for bank loans utilised by jointly controlled entities and investee company amounted to HK$1,605 million (2008 – HK$1,534 million) and HK$283 million (2008 – Nil) respectively.

Employees

At the year end date, the Group employed approximately 8,700 employees for its principal businesses. The related employees' costs for the year (excluding directors' emoluments) amounted to approximately HK$1,599 million. The Group ensures that the pay levels of its employees are competitive and employees are rewarded on a performance related basis, together with reference to the profitability of the Group, remuneration benchmarks in the industry, and prevailing market conditions within the general framework of the Group's salary and bonus system. The Group does not have any share option scheme for employees.

Directors' Biographical Information



LI Ka-shing LI Tzar Kuoi, Victor KAM Hing Lam IP Tak Chuen, Edmond

LI Ka-shing, KBE, GBM, Grand Officer of the Order Vasco Nunez de Balboa, Commandeur de l'Ordre de Léopold, Commandeur de la Légion d'Honneur, JP, aged 81, is the founder of the Group. He has been the Chairman since 1971 and acted as the Managing Director from 1971 to 1998. He is the Chairman of the Remuneration Committee of the Company. Mr. Li has also been the Chairman of Hutchison Whampoa Limited, a listed company, since 1981. He has been engaged in many major commercial developments in Hong Kong for 60 years. Mr. Li served as a member of the Hong Kong Special Administrative Region's Basic Law Drafting Committee, Hong Kong Affairs Adviser and the Preparatory Committee for the Hong Kong Special Administrative Region. He is also an Honorary Citizen of a number of cities in the Mainland and overseas. Mr. Li is a keen supporter of community service organisations, and has served as honorary chairman of many such groups over the years. Mr. Li has received Honorary Doctorates from Peking University, The University of Hong Kong, The Hong Kong University of Science and Technology, The Chinese University of Hong Kong, City University of Hong Kong, The Open University of Hong Kong, University of Calgary in Canada and Cambridge University in the United Kingdom. Mr. Li Ka-shing is the father of Mr. Li Tzar Kuoi, Victor, the Managing Director and Deputy Chairman of the Company, and the brother-in-law of Mr. Kam Hing Lam, Deputy Managing Director of the Company. Mr. Li Ka-shing also holds directorships in certain companies controlled by certain substantial shareholders of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

LI Tzar Kuoi, Victor, aged 45, joined the Group in 1985 and acted as Deputy Managing Director from 1993 to 1998. He has been Deputy Chairman since 1994 and Managing Director since 1999. He is also the Deputy Chairman of Hutchison Whampoa Limited, the Chairman of Cheung Kong Infrastructure Holdings Limited and CK Life Sciences Int'l., (Holdings) Inc., an Executive Director of Hongkong Electric Holdings Limited, Co-Chairman of Husky Energy Inc., all being listed companies, and a Director of The Hongkong and Shanghai Banking Corporation Limited. Mr. Victor Li serves as a member of the Standing Committee of the 11th National Committee of the Chinese People's Political Consultative Conference of the People's Republic of China. He is also a member of the Commission on Strategic Development, the Greater Pearl River Delta Business Council and the Council for Sustainable Development of the Hong Kong Special Administrative Region, and Vice Chairman of the Hong Kong General Chamber of Commerce. Mr. Victor Li is the Honorary Consul of Barbados in Hong Kong. He holds a Bachelor of Science degree in Civil Engineering, a Master of Science degree in Structural Engineering and an honorary degree, Doctor of Laws, honoris causa (LL.D.). Mr. Victor Li is a son of Mr. Li Ka-shing, the Chairman of the Company and a substantial shareholder of the Company within the meaning of Part XV of the Securities and Futures Ordinance, and a nephew of Mr. Kam Hing Lam, Deputy Managing Director of the Company. Mr. Victor Li also holds directorships in certain companies controlled by certain substantial shareholders of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

KAM Hing Lam, aged 63, has been Deputy Managing Director since 1993. He is also the Group Managing Director of Cheung Kong Infrastructure Holdings Limited, the President and Chief Executive Officer of CK Life Sciences Int'l., (Holdings) Inc., an Executive Director of Hutchison Whampoa Limited and Hongkong Electric Holdings Limited, and a Non-executive Director of Spark Infrastructure Group, all being listed companies. Mr. Kam is a member of the 11th Beijing Committee of the Chinese People's Political Consultative Conference of the People's Republic of China. He holds a Bachelor of Science degree in Engineering and a Master's degree in Business Administration. Mr. Kam is the brother-in-law of Mr. Li Ka-shing, Chairman of the Company and a substantial shareholder of the Company within the meaning of Part XV of the Securities and Futures Ordinance, and an uncle of Mr. Li Tzar Kuoi, Victor, Managing Director and Deputy Chairman of the Company.


CHUNG Sun Keung, Davy
PAU Yee Wan, Ezra
WOO Chia Ching, Grace
CHIU Kwok Hung, Justin

IP Tak Chuen, Edmond, aged 57, has been an Executive Director since 1993 and Deputy Managing Director since 2005. He is also an Executive Director and Deputy Chairman of Cheung Kong Infrastructure Holdings Limited, the Senior Vice President and Chief Investment Officer of CK Life Sciences Int'l., (Holdings) Inc., a Non-executive Director of ARA Asset Management Limited (an Asian real estate fund management company listed in Singapore), TOM Group Limited, AVIC International Holding (HK) Limited, Excel Technology International Holdings Limited, Ruinian International Limited and Shougang Concord International Enterprises Company Limited, all being listed companies, and a Director of ARA Asset Management (Fortune) Limited (formerly known as ARA Asset Management (Singapore) Limited) as the manager of Fortune REIT and ARA Trust Management (Suntec) Limited as the manager of Suntec REIT. Both Fortune REIT and Suntec REIT are listed in Singapore. He was previously a Non-executive Director of The Ming An (Holdings) Company Limited (whose shares were withdrawn from listing on 2nd November, 2009). He holds a Bachelor of Arts degree in Economics and a Master of Science degree in Business Administration. Mr. Ip is a Director of certain companies controlled by certain substantial shareholders of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

CHUNG Sun Keung, Davy, aged 58, has been an Executive Director since 1993. Mr. Chung is a Registered Architect. He is a member of the 11th Guangzhou Committee of the Chinese People's Political Consultative Conference of the People's Republic of China.

PAU Yee Wan, Ezra, aged 54, joined the Group in 1982 and has been an Executive Director since 1993. Ms. Pau is a Director of Li Ka-Shing Unity Trustee Company Limited as trustee of The Li Ka-Shing Unity Trust, Li Ka-Shing Unity Trustee Corporation Limited as trustee of The Li Ka-Shing Unity Discretionary Trust and Li Ka-Shing Unity Trustcorp Limited as trustee of another discretionary trust, all being substantial shareholders of the Company within the meaning of Part XV of the Securities and Futures Ordinance, and a Director of certain companies controlled by certain substantial shareholders of the Company.

WOO Chia Ching, Grace, aged 53, joined the Group in 1987 and has been an Executive Director since 1996. She holds a Bachelor of Arts degree from the University of Pennsylvania, U.S.A. and a Master's degree in City and Regional Planning from Harvard University, U.S.A. Ms. Woo is a Director of certain companies controlled by a substantial shareholder of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

CHIU Kwok Hung, Justin, aged 59, joined the Group in 1997 and has been an Executive Director since 2000. He is the Chairman of ARA Asset Management Limited (an Asian real estate fund management company listed in Singapore), ARA Asset Management (Fortune) Limited (formerly known as ARA Asset Management (Singapore) Limited) as the manager of Fortune REIT, ARA Trust Management (Suntec) Limited as the manager of Suntec REIT, and ARA Asset Management (Prosperity) Limited as the manager of Prosperity REIT. Fortune REIT and Suntec REIT are listed in Singapore whereas Prosperity REIT is listed in Hong Kong. Mr. Chiu is also a Director of ARA Fund Management (Asia Dragon) Limited as the manager of the ARA Asia Dragon Fund. Mr. Chiu has more than 30 years of international experience in real estate in Hong Kong and various countries. He is a member of the 11th Shanghai Committee of the Chinese People's Political Consultative Conference of the People's Republic of China, a Fellow of Hong Kong Institute of Real Estate Administrators and a member of the Board of Governors of Hong Kong Baptist University Foundation, and he holds Bachelor degrees in Sociology and Economics. Mr. Chiu is a Director of a company controlled by a substantial shareholder of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

Directors' Biographical Information *(continued)*


LEUNG Siu Hon
FOK Kin-ning, Canning
Frank John SIXT
CHOW Kun Chee, Roland
George Colin MAGNUS
KWOK Tun-li, Stanley

LEUNG Siu Hon, aged 78, is a Non-executive Director of the Company and has been a Director since 1984. He was an Independent Non-executive Director of the Company prior to his re-designation as a Non-executive Director of the Company in September 2004. Mr. Leung holds a B.A. Law (Honors) (Southampton) degree and has been awarded the Honorary degree of Doctor of Laws by the University of Southampton in July 2001. Mr. Leung is a solicitor of the High Court of the Hong Kong Special Administrative Region and an attesting officer appointed by the PRC. He is presently a consultant of Messrs. S.H. Leung and Co., Solicitors. Mr. Leung is a cousin of Mr. Chow Kun Chee, Roland, a Non-executive Director of the Company.

FOK Kin-ning, Canning, aged 58, is a Non-executive Director of the Company and has been a Director since 1985. Mr. Fok is currently the Chairman of Hongkong Electric Holdings Limited, the Group Managing Director of Hutchison Whampoa Limited and Deputy Chairman of Cheung Kong Infrastructure Holdings Limited. He is also the Chairman of Hutchison Harbour Ring Limited, Hutchison Telecommunications International Limited, Hutchison Telecommunications Hong Kong Holdings Limited and Hutchison Telecommunications (Australia) Limited, and Co-Chairman of Husky Energy Inc. He was previously the Chairman of Partner Communications Company Ltd. All the companies mentioned above are listed companies. He holds a Bachelor of Arts degree and a Diploma in Financial Management, and is a member of the Australian Institute of Chartered Accountants. Mr. Fok is a Director of certain companies controlled by a substantial shareholder of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

Frank John SIXT, aged 58, is a Non-executive Director of the Company and has been a Director since 1991. He is the Non-executive Chairman of TOM Group Limited, the Group Finance Director of Hutchison Whampoa Limited, and an Executive Director of Cheung Kong Infrastructure Holdings Limited and Hongkong Electric Holdings Limited. He is also a Non-executive Director of Hutchison Telecommunications International Limited and Hutchison Telecommunications Hong Kong Holdings Limited, and a Director of Hutchison Telecommunications (Australia) Limited and Husky Energy Inc. He was previously a Director of Partner Communications Company Ltd. All the companies mentioned above are listed companies. In addition, Mr. Sixt is a Director of Li Ka-Shing Unity Trustee Company Limited as trustee of The Li Ka-Shing Unity Trust, Li Ka-Shing Unity Trustee Corporation Limited as trustee of The Li Ka-Shing Unity Discretionary Trust and Li Ka-Shing Unity Trustcorp Limited as trustee of another discretionary trust, all being substantial shareholders of the Company within the meaning of Part XV of the Securities and Futures Ordinance, and a Director of certain companies controlled by certain substantial shareholders of the Company. He holds a Master's degree in Arts and a Bachelor's degree in Civil Law, and is a member of the Bar and of the Law Society of the Provinces of Québec and Ontario, Canada.

CHOW Kun Chee, Roland, aged 72, is a Non-executive Director of the Company and has been a Director since 1993. He was an Independent Non-executive Director of the Company prior to his re-designation as a Non-executive Director of the Company in September 2004. Mr. Chow is a solicitor of the High Court of the Hong Kong Special Administrative Region and is a consultant of Messrs. Herbert Tsoi and Partners, Solicitors. Mr. Chow is a cousin of Mr. Leung Siu Hon, a Non-executive Director of the Company. Mr. Chow is a Director of Li Ka-Shing Unity Trustee Company Limited as trustee of The Li Ka-Shing Unity Trust, Li Ka-Shing Unity Trustee Corporation Limited as trustee of The Li Ka-Shing Unity Discretionary Trust and Li Ka-Shing Unity Trustcorp Limited as trustee of another discretionary trust, all being substantial shareholders of the Company within the meaning of Part XV of the Securities and Futures Ordinance, and a Director of certain companies controlled by certain substantial shareholders of the Company. He holds a Master of Laws degree from the University of London.

George Colin MAGNUS, OBE, aged 74, acted as an Executive Director from 1980 and Deputy Chairman from 1985 until he retired from these offices in October 2005. He has been a Non-executive Director of the Company since November 2005. He is also a Non-executive Director of Hutchison Whampoa Limited, Cheung Kong Infrastructure Holdings Limited and Hongkong Electric Holdings Limited, all being listed companies. He holds a Master's degree in Economics.

KWOK Tun-li, Stanley, aged 83, is an Independent Non-executive Director, and a member of the Audit Committee and the Remuneration Committee of the Company. He has been a Director since 1989. Mr. Kwok holds a Bachelor's degree in Science (Architecture) from St. John's University, Shanghai, China, and an A.A. Diploma from the Architectural Association School of Architecture, London, England. He is also presently a Director of Amara International Investment Corporation, CTC Bank of Canada, Husky Energy Inc., a listed company, and Stanley Kwok Consultants Inc.



YEH Yuan Chang, Anthony | Simon MURRAY | CHOW Nin Mow, Albert | HUNG Siu-lin, Katherine | WONG Yick-ming, Rosanna | CHEONG Ying Chew, Henry

YEH Yuan Chang, Anthony, aged 86, is an Independent Non-executive Director of the Company. He has been a Director since 1993. Mr. Yeh holds a Master's degree in Science (Mechanical Engineering). He is the Honorary Life President of Tai Ping Carpets International Limited, a listed company.

Simon MURRAY, CBE, aged 70, is an Independent Non-executive Director of the Company. He has been a Director since 1993. Mr. Murray is currently the Chairman of General Enterprise Management Services (International) Limited (GEMS Ltd.), a private equity fund management company. He is also an Independent Non-executive Director of a number of listed companies in Hong Kong including Arnhold Holdings Limited, Orient Overseas (International) Limited and USI Holdings Limited. He is also a Director of Compagnie Financière Richemont SA, Sino-Forest Corporation and Vodafone Group Plc, all being listed companies.

CHOW Nin Mow, Albert, aged 60, has been a Director of the Company since 1983. Mr. Chow acted as a Non-executive Director from April 1997 to October 2004 and has been an Independent Non-executive Director of the Company since October 2004. He is the Chairman and Managing Director of Wah Yip (Holdings) Limited.

HUNG Siu-lin, Katherine, aged 62, joined the Group in March 1972, and acted as an Executive Director from 1985 to August 2000. She was a Non-executive Director from September 2000 to October 2004, and has been an Independent Non-executive Director of the Company since October 2004. She has been appointed as a member of the Audit Committee of the Company on 1st January, 2007. Ms. Hung is a member of the Tianjin Committee of the 12th Chinese People's Political Consultative Conference of the People's Republic of China; also Director of Li Ka Shing Foundation Limited, Member of HKSARG Estate Agents Authority, Executive Committee Member of Hong Kong Housing Society, Court Member of The Hong Kong Polytechnic University, Steering Committee Member of the Institute for Enterprise of The Hong Kong Polytechnic University and Secretary of the Scout Association of Hong Kong. She was Council Member of Lingnan University from 1999 to 2004.

WONG Yick-ming, Rosanna, DBE, JP, aged 57, has been an Independent Non-executive Director since 2001 and is a member of the Remuneration Committee of the Company. She holds a Doctor of Philosophy degree in Sociology from the University of California (Davis), U.S.A. and has been awarded Honorary Doctorates from The Chinese University of Hong Kong, The Hong Kong Polytechnic University, The University of Hong Kong, The Hong Kong Institute of Education and University of Toronto in Canada. She is currently a member of the 11th National Committee of the Chinese People's Political Consultative Conference of the People's Republic of China, the Judicial Officers Recommendation Commission and the Commission on Strategic Development. She is a Court member of The Hong Kong University of Science and Technology, and an elected member of the Council and an *ex-officio* member of the Court of The University of Hong Kong. She also serves as a Global Advisor to Mars, Incorporated. She acted as the Chairman of the Education Commission of the Hong Kong Special Administrative Region until she retired from this office in April 2007 and was previously a Director of 3 Italia S.p.A. She is the Executive Director of The Hong Kong Federation of Youth Groups, a Non-executive Director of The Hongkong and Shanghai Banking Corporation Limited and an Independent Non-executive Director of Hutchison Telecommunications Hong Kong Holdings Limited, a listed company.

CHEONG Ying Chew, Henry, aged 62, has been an Independent Non-executive Director and a member of the Audit Committee of the Company since September 2004. He has been appointed as the Chairman of the Audit Committee of the Company on 1st January, 2007. He is also an Independent Non-executive Director of Cheung Kong Infrastructure Holdings Limited, CNNC International Limited, Excel Technology International Holdings Limited, Hutchison Telecommunications Hong Kong Holdings Limited, New World Department Store China Limited, SPG Land (Holdings) Limited and TOM Group Limited, all being listed companies in Hong Kong. Mr. Cheong is an Executive Director and Deputy Chairman of Worldsec Limited, a company listed in London, and was previously an Independent Non-executive Director of FPP Japan Fund Inc, a company listed in Ireland. Mr. Cheong is a member of the Securities and Futures Appeals Tribunal, a member of the Advisory Committee of the Securities and Futures Commission and a member of the Disciplinary Panel (Panel A) of the Hong Kong Institute of Certified Public Accountants. Mr. Cheong holds a Bachelor of Science degree in Mathematics and a Master of Science degree in Operational Research and Management.

Senior Management's Biographical Information

Accounts Department

Man Ka Keung, Simon, aged 52, Director, Corporate Strategy Unit & Chief Manager, joined the Group in December 1987. He is Alternate Director to Mr. Edmond Ip, Deputy Chairman and Executive Director of Cheung Kong Infrastructure Holdings Limited. He has over 29 years of experience in accounting, taxation, financing and auditing. He holds a Bachelor's degree in Economics and is an associate member of The Institute of Chartered Accountant in Australia.

Lee Shu Yan, Simon, aged 46, Senior Manager, joined the Group in October 1987. He has over 27 years of experience in accounting. He holds a Postgraduate Diploma in Management Studies. He is a fellow member of The Association of Chartered Certified Accountants, a Certified Public Accountant of Hong Kong Institute of Certified Public Accountants and a non-practising member of The Chinese Institute of Certified Public Accountants.

Ng Yuet Fong, Betty, aged 61, Manager, joined the Group in September 1993. She has over 37 years of experience in accounting and treasury. She holds a Bachelor of Business Administration degree in Accounting.

Lee King Hang, Delfen, aged 40, Manager, joined the Group in June 1996. He has over 18 years of experience in accounting and auditing. He holds a Bachelor of Arts degree with Honours in Accountancy and a Postgraduate Diploma in Business Administration. He is a fellow member of The Association of Chartered Certified Accountants and a Certified Public Accountant of the Hong Kong Institute of Certified Public Accountants.

Building Cost & Contract Department

Kwan Chi Kin, Anthony, aged 54, Chief Manager, joined the Group in May 1990. He has over 32 years of experience in building construction and quantity surveying. He holds a Higher Diploma in Building Technology and Management. He is a Registered Professional Engineer, a professional member of The Royal Institution of Chartered Surveyors, a member of The Hong Kong Institute of Surveyors, a member of The Chartered Institute of Building, a member of The Hong Kong Institution of Engineers, a member of The Hong Kong Institute of Construction Managers and a member of Chartered Management Institute.

Cheung Ka Sing, Henry, aged 51, Contracts Manager, joined the Group in November 1996. He has over 27 years of experience in quantity surveying. He holds a Master of Science degree in Construction Management. He is a Professional Quantity Surveyor of The Canadian Institute of Quantity Surveyors and a member of The Hong Kong Institute of Surveyors.

Ho Kin Chung, Richard, aged 54, Contracts Manager, joined the Group in March 2000. He has over 31 years of experience in quantity surveying. He holds a Higher Diploma in Building Technology & Management. He is a professional member of The Royal Institution of Chartered Surveyors and a member of The Hong Kong Institute of Surveyors.

Luk Wai Sang, Michael, aged 48, Contracts Manager, joined the Group in June 1996. He has over 28 years of experience in quantity surveying. He holds a Diploma in Building Studies, a Diploma in Interior Design and a Diploma in Surveying (Quantity Surveying). He is a Registered Professional Surveyor, a PRC Registered Cost Engineer (H.K.), a professional member of The Royal Institution of Chartered Surveyors, a member of The Hong Kong Institute of Surveyors, a member of Association of Cost Engineers, a member of Hong Kong Institute of Project Management and a member of Australian Institute of Project Management.

Wong Tak On, Andy, aged 46, Contracts Manager, joined the Group in May 1997. He has over 22 years of experience in quantity surveying. He holds a Bachelor of Applied Science degree in Building Studies. He is a member of The Royal Institution of Chartered Surveyors and a member of The Hong Kong Institute of Surveyors.

Yau Charm Ping, Steve, aged 50, Contracts Manager, joined the Group in June 1987. He has over 28 years of experience in quantity surveying. He holds an Advanced Higher Diploma in Quantity Surveying and is a professional member of The Royal Institution of Chartered Surveyors.

Chairman's Office

Au Siu Yin, Amy, aged 47, Manager, joined the Group in February 1990. She has over 25 years of experience in office and charity project management. She holds a Bachelor of Arts degree with Honours and a Master's degree in Business Administration. She is an associate member of The Institute of Chartered Secretaries and Administrators.

Yue Shuk Chun, Jennie, aged 49, Manager & Secretary to Chairman, joined the Group in March 1993. She has over 30 years of experience in secretarial and office management. She holds a Bachelor of Social Sciences degree.

China Department

Beijing

Chan Yuet Ming, Louis, aged 50, General Manager, Beijing Po Garden Real Estates Development Company Limited and Beijing Chang Le Real Estate Development Company Limited, joined the Group in October 1992. He is also the General Manager of CKH (China) Investment Company Limited. He has over 25 years of experience in property development. He holds a Bachelor of Science degree in Architecture, a Bachelor's degree in Architecture and an Executive Master's degree in Business Administration. He is a Registered Architect, an Authorized Person (List of Architects) of the Hong Kong Special Administrative Region, a member of The Hong Kong Institute of Architects and a member of the Chinese People's Political Consultative Conference (Dong Cheng District, Beijing).

Leung Shau Yung, Fabian, aged 47, Project Manager, Chang Le Project, joined the Group in May 1997. He has over 21 years of experience in project management. He holds a Bachelor of Science degree in Architecture and a Bachelor of Architecture degree. He is a Registered Architect, an Authorized Person (List of Architects) of the Hong Kong Special Administrative Region and a member of The Hong Kong Institute of Architects.

Beijing Office

Wong K, James, aged 46, Manager, Business Development, joined the Cheung Kong Group in September 1991. He has over 24 years of experience in business development. He is the Chief Representative of the Beijing Office of the Company. He is also the Deputy General Manager and Chief Corporate Affairs Officer of Beijing Oriental Plaza Company Limited. He holds a Master's degree in Management Science.

Guangzhou

Tang Sek Wai, Max, aged 50, Project Manager, Guangzhou Project, joined the Group in November 1986. He is the General Manager of Regal Lake Property Development Limited Guangzhou. He has over 24 years of experience in project management. He holds a Master's degree in Environmental Engineering Management and a Master's degree in Business Administration (Executive). He is a Chartered Builder, a member of The Hong Kong Institution of Engineers and a member of Hong Kong Institute of Construction Managers.

Lam Ka Keung, aged 52, Project Manager, Guangzhou Project, joined the Group in June 1994. He has over 32 years of experience in project management. He holds a Higher Certificate in Construction Technology.

Wu Kwok Leung, Eddy, aged 53, Finance Manager, Guangzhou Project, joined the Group in May 2008. He has over 33 years of experience in accounting. He holds a Diploma in Chinese Law and a Professional Diploma for Financial Controllers & Finance Directors of Foreign Investment & Foreign Enterprise in China.

Shanghai

Lam Yuk, Bruce, aged 41, Project Manager, Shanghai Project, joined the Group in June 1998. He is the General Manager of Shanghai Changrun Jianghe Property Development Company Limited. He has over 16 years of experience in project management. He holds a Bachelor of Arts degree with Honours in Architectural Studies, a Master's degree in Architecture, a Master's degree in Business Administration and a Postgraduate Diploma in Project Management. He is a Registered Architect, a member of The Hong Kong Institute of Architects and possesses the qualification of PRC Class 1 Registered Architect.

Ma Ching Che, Christina, aged 51, Project Manager, Shanghai Project, joined the Group in August 2007. She is the General Manager of Shanghai Cheung Tai Property Development Limited, Shanghai Lianya Investment Consultancy Limited (上海聯雅投資諮詢有限公司) and Shanghai Heya Property Development Company Limited (上海和雅房地產開發有限公司). She has over 23 years of experience in project management. She holds a Bachelor of Science degree with Honours in Architectural Studies and Structural Design and a Diploma in Architecture. She is a Registered Architect, an Authorized Person (List of Architects) of the Hong Kong Special Administrative Region, a member of The Royal Institute of British Architects and a member of The Hong Kong Institute of Architects.

Au Hoe Kye, Quincy, aged 54, Finance Manager, Shanghai Project, joined the Group in September 1994. He has over 22 years of experience in accounting. He is an associate member of The Institute of Chartered Accountants in England and Wales, a fellow member of The Association of Chartered Certified Accountants and a fellow of Hong Kong Institute of Certified Public Accountants.

Cheung Wing Cheong, Alan, aged 60, E & M Manager, Shanghai Project, joined the Group in December 2006. He has over 35 years of experience in electrical & mechanical engineering. He holds a Master of Science degree in Engineering Management. He is a member of The Chartered Institution of Building Services Engineers (UK) and a member of The Hong Kong Institution of Engineers.

China Hotels

Hui Tung Keung, Tommy, aged 47, Business Development Manager, China Hotels, joined the Group in January 1994. He is the General Manager of Lido Hotel Company Limited in Beijing. He has over 26 years of experience in accounting, hotel and property management. He holds a Master's degree in Business Administration.

Lee Chi Kin, Casey, aged 47, Business Development Manager, China Hotels, joined the Group in August 1998. He is responsible for the Group's business investment in Sheraton Shenyang Lido Hotel. He has over 25 years of experience in accounting, hotel management and property development. He holds a Bachelor of Social Sciences degree with Honours. He is a member of The Chinese Institute of Certified Public Accountants, a Certified Public Accountant of Hong Kong Institute of Certified Public Accountants, a member of The Institute of Chartered Accountants in England and Wales and a member of the Chinese People's Political Consultative Conference (Shenyang).

Chu Yu Fai, Kenneth, aged 57, Business Development Manager, China Hotels, joined the Group in July 1994. He is responsible for the Group's business investment in Sheraton Chengdu Lido Hotel. He has over 31 years of experience in finance, accounting, auditing, hotel management and business development. He holds a Bachelor of Arts degree in Economics and a Bachelor of Commerce degree in Business Administration. He is a Certified Management Accountant.

Cheung Sau Ying, Dorothy, aged 48, Finance Manager, China Hotels, joined the Group in August 2000. She is the Deputy Director of Finance of Lido Hotel Company Limited in Beijing. She has over 27 years of experience in accounting. She holds a Higher Certificate in Company Secretaries and Administration. She is an associate member of The Institute of Chartered Secretaries and Administrators and an associate member of The Hong Kong Institute of Chartered Secretaries.

Ng Hok Leung, Sidney, aged 54, Project Manager, China Hotels, joined the Group in June 1998. He is the Project Manager of Shenyang Lido Business Company Limited. He has over 35 years of experience in hotel construction, E & M engineering and property management.

Senior Management's Biographical Information *(continued)*

Company Secretarial Department

Yeung, Eirene, aged 49, Director, Corporate Strategy Unit and Company Secretary, joined the Group in August 1994. She has over 25 years of experience in corporate and commercial legal work, listing, regulatory and origination compliance and company secretarial field. She is also Alternate Director to Mr. Kam Hing Lam, the Group Managing Director of Cheung Kong Infrastructure Holdings Limited; the Company Secretary of Cheung Kong Infrastructure Holdings Limited and CK Life Sciences Int'l., (Holdings) Inc.; and a Director of ARA Asset Management (Fortune) Limited (formerly known as ARA Asset Management (Singapore) Limited). She is a member of the Dual Filing Advisory Group of the Securities and Futures Commission, a member of the Board of Review (Inland Revenue Ordinance), a member of the Companies Ordinance Rewrite Advisory Group, a member of the Advisory Group on BBA-JD Programme of The Chinese University of Hong Kong and a member of the Public Affairs Forum, Home Affairs Bureau of the Hong Kong Special Administrative Region ("HKSAR"); and was a Part-time Member of the Central Policy Unit of the Government of HKSAR from 2005 to 2007. She is a solicitor of the High Court of HKSAR and of the Supreme Court of Judicature in England and Wales, and a fellow member of The Hong Kong Institute of Chartered Secretaries and The Institute of Chartered Secretaries and Administrators. She holds a Master of Science degree in Finance, a Master's degree in Business Administration and a Bachelor's degree in Laws.

Tse Kwok Yee, Erica, aged 35, Deputy Chief Manager, joined the Group in September 2002. She has over 12 years of experience in the legal field. She holds a Bachelor's degree in Laws and a Postgraduate Certificate in Laws. She is a solicitor of the High Court of the Hong Kong Special Administrative Region and of the Supreme Court of England and Wales. She is a member of The Law Society of Hong Kong and of The Law Society of England and Wales.

Pao Ting Ting, Nicole, aged 36, Senior Manager, joined the Group in November 2008. She has over 11 years of experience in corporate finance and commercial legal work, listing, regulatory and compliance. She holds a Bachelor of Commerce degree in Accounting & Finance and a Master of Laws degree in Corporate & Financial Law. She is a Certified Practising Accountant of CPA Australia and a solicitor of the High Court of the Hong Kong Special Administrative Region.

Chan Siu Yin, Bomie, aged 39, Manager, joined the Group in April 2007. She has over 16 years of experience in company secretarial, accounting, finance and the auditing field. She holds a Master of Science degree in Accountancy and a Graduate Diploma in China Business Law. She is a fellow member of The Association of Chartered Certified Accountants and a Certified Public Accountant of Hong Kong Institute of Certified Public Accountants.

Cheng Shuk Chi, Bridie, aged 38, Manager, joined the Group in September 2004. She has over 14 years of experience in the company secretarial field. She holds a Bachelor's degree with Honours in Business Administration. She is an associate member of The Institute of Chartered Secretaries and Administrators and an associate member of The Hong Kong Institute of Chartered Secretaries.

Chan Ho Choi, Bons, aged 45, Manager, joined the Group in March 1997. He has over 19 years of experience in company secretarial field. He holds a Master of Business degree. He is an associate member of The Institute of Chartered Secretaries and Administrators and an associate member of The Hong Kong Institute of Chartered Secretaries.

Construction Audit & Quality Assurance Department

Tsui Ying Kit, Simon, aged 50, Manager, joined the Group in March 1976. He has over 29 years of experience in electrical and mechanical engineering and building quality management. He holds a Master of Science degree in Facility Management, and is a Certified Facility Manager and a member of International Facility Management Association.

Corporate Affairs Department

Tong Barnes Wai Che, Wendy, aged 49, Chief Corporate Affairs Officer, joined the Group in March 1999. She is also the Chief Corporate Affairs Officer of Cheung Kong Infrastructure Holdings Limited and CK Life Sciences Int'l., (Holdings) Inc. She has over 25 years of experience in public relations, marketing communications and corporate affairs. She holds a Bachelor's degree in Business Administration.

Tsui Sau Yuen, Anita, aged 46, Deputy Chief Manager, joined the Group in August 2005. She has over 21 years of experience in advertising and marketing communications. She holds a Diploma in Journalism.

Cheong Yuen Mei, Winnie, aged 41, Deputy Chief Manager, joined the Group in March 1999. She is also the Deputy Chief Manager of Cheung Kong Infrastructure Holdings Limited. She has over 19 years of experience in public relations and corporate affairs. She holds a Bachelor of Arts degree with Honours in Philosophy.

Cheung Yim Lam, Carolina, aged 36, Senior Corporate Affairs Manager, joined the Group in May 2003. She has over 13 years of experience in public relations and corporate affairs. She holds a Bachelor of Social Science degree with Honours in Journalism and Communication.

Lai Man Yee, Emily, aged 42, Senior Marketing Communications Manager, joined the Group in April 1995. She has over 18 years of experience in advertising and marketing communications. She holds a Bachelor of Business Administration degree with Honours.

Wong Lai Ting, Jessica, aged 32, Marketing Communications Manager, joined the Group in October 2007. She has over 6 years of experience in the marketing communications field. She holds a Higher Diploma in Mathematics, Statistics & Computing and a Bachelor of Science degree in Statistics & Computing with Honours.

Yim Wai Fan, Abby, aged 35, Marketing Communications Manager, joined the Group in November 2009. She has over 11 years of experience in the marketing communications field. She holds a Bachelor of Science degree with Honours in Sociology.

Corporate Business Development

Ma Lai Chee, Gerald, aged 42, Director, Corporate Strategy Unit & Chief Manager, joined the Group in February 1996. He is an Alternate Director to Mr. Dominic Lai, Non-Executive Director of Hutchison Telecommunications Hong Kong Holdings Limited and a Non-Executive Director of ARA Asset Management (Prosperity) Limited as the manager of Prosperity Real Estate Investment Trust ("Prosperity REIT"). He is also Alternate Director to Mr. Ip Tak Chuen, Edmond in respect of certain of his directorships, namely, ARA Trust Management (Suntec) Limited as the manager of Suntec Real Estate Investment Trust ("Suntec REIT") and ARA Asset Management (Fortune) Limited (formerly known as ARA Asset Management (Singapore) Limited) as the manager of Fortune Real Estate Investment Trust ("Fortune REIT"). Prosperity REIT is listed on The Stock Exchange of Hong Kong Limited whereas Suntec REIT and Fortune REIT are listed on the Singapore Exchange Securities Trading Limited. He has over 20 years of experience in banking, investment and portfolio management, real estate development and marketing, and managing IT related ventures and services. He holds a Bachelor of Commerce degree in Finance and a Master of Arts degree in Global Business Management. He is a member of the Hospitality Services Committee of Caritas Hong Kong and a member of the Finance Committee of The Scout Association of Hong Kong. He is also a member of the Chancellor's Circle of the University of British Columbia, Canada ("UBC") and a member of the Dean's Advisory Board for the Faculty of Arts of UBC.

Lee Kwong Wang, Francis, aged 39, Deputy Chief Manager, joined the Cheung Kong Group in August 2000. He is a Director of iMarkets Limited, PowerCom Network Hong Kong Limited, Videofone Company Limited and Beijing Net-Infinity Technology Development Company Limited and Responsible Officer of iMarkets Limited and iMarkets Structured Products Limited. He has over 17 years of experience in banking, investment and managing technology related ventures. He holds a Bachelor of Science degree with Honours and a Master's degree in Business Administration. He is a Chartered Financial Analyst, a member of The CFA Institute and a member of The Hong Kong Society of Financial Analysts Limited.

Chan Cheuk Man, Curley, aged 38, Senior Manager, joined the Cheung Kong Group in July 2000. He has over 15 years of experience in finance, investment and business development. He holds a Bachelor of Arts degree with Honours in Accountancy and a Master of Science degree in Accounting and Finance. He is a fellow member of The Association of Chartered Certified Accountants and a Certified Public Accountant of the Hong Kong Institute of Certified Public Accountants.

Lau Chun Yu, Sophia, aged 30, Manager, joined the Cheung Kong Group in August 2000. She has over 9 years of experience in business development. She holds a Bachelor of Science degree, a Bachelor of Commerce degree and a Master's degree in International and Public Affairs.

Design & Promotion Department

Leung Yuen Kwan, Josephine, aged 41, Senior Manager, joined the Group in July 1995. She has over 16 years of experience in design, promotion, market research and property sales. She holds a Bachelor of Commerce degree in Marketing and Finance.

Chan Yee, Ringo, aged 42, Design Manager, joined the Group in November 2006. He has over 16 years of experience in design, advertising and promotion. He holds a Bachelor of Arts degree in Graphic Design.

Development Department

Shen Wai Yee, Grace, aged 58, Chief Manager, Construction Management Division, joined the Group in September 1989. She has over 28 years of experience in project management. She holds a Bachelor of Arts degree in Sociology and a Bachelor of Architecture degree. She is a Registered Architect, an Authorized Person (List of Architects) of the Hong Kong Special Administrative Region and a member of The Hong Kong Institute of Architects.

Chan Ho Kei, Kevin, aged 37, Project Manager, joined the Group in June 2003. He has over 11 years of experience in project management. He holds a Bachelor of Arts degree with Honours in Architectural Studies and a Master's degree in Architecture. He is a Registered Architect, an Authorized Person (List of Architects) of the Hong Kong Special Administrative Region and a member of The Hong Kong Institute of Architects.

Chan Hon Shing, aged 48, Project Manager, joined the Group in December 1995. He has over 23 years of experience in architectural profession and project management. He holds a Bachelor of Arts degree with Honours in Architectural Studies and a Bachelor of Architecture degree. He is a Registered Architect, an Authorized Person (List of Architects) of the Hong Kong Special Administrative Region and a member of The Hong Kong Institute of Architects.

Chan Kwok Keung, Dennis, aged 42, Project Manager, joined the Group in May 1997. He has over 16 years of experience in project management. He holds a Bachelor of Arts degree with Honours in Architecture, a Master's degree in Architecture, and a Master's degree in Business Administration in Digital Technologies Management. He is a Registered Architect, an Authorized Person (List of Architects) of the Hong Kong Special Administrative Region, a member of The Hong Kong Institute of Architects, and a member of The Chartered Institute of Arbitrators.

Chu Tak Kwong, Andy, aged 49, Project Manager, joined the Group in June 1998. He has over 25 years of experience in architectural profession and project management. He holds a Bachelor's degree in Architecture. He is a Registered Architect, an Authorized Person (List of Architects) of the Hong Kong Special Administrative Region, a member of The Royal Australian Institute of Architects and a member of The Hong Kong Institute of Architects.

Leung Chun Fung, Victor, aged 51, Project Manager, joined the Group in May 1995. He has over 26 years of experience in project management. He holds a Bachelor of Engineering degree with Honours in Civil Engineering and a Diploma in Construction Management.

Senior Management's Biographical Information *(continued)*

Leung Chung Ping, Louis, aged 42, Project Manager, joined the Group in November 2003. He has over 14 years of experience in project management. He holds a Bachelor of Science degree with Honours in Architecture and a Master's degree in Architecture. He is a Registered Architect, an Authorized Person (List of Architects) of the Hong Kong Special Administrative Region and a member of The Hong Kong Institute of Architects.

Lo Kin Yip, Terence, aged 46, Project Manager, joined the Group in January 1999. He has over 20 years of experience in project management. He holds a Bachelor of Arts degree with Honours in Architectural Studies and a Bachelor of Architecture degree. He is a Registered Architect, an Authorized Person (List of Architects) of the Hong Kong Special Administrative Region, a member of The Royal Institute of British Architects and The Hong Kong Institute of Architects and an associate member of The Chartered Institute of Arbitrators.

Pun Wing Chiu, Anthony, aged 46, Project Manager, Structural, joined the Group in September 1999. He has over 22 years of experience in project/structural engineering management. He holds a Bachelor of Science degree with Honours in Civil Engineering. He is a Chartered Engineer, a Registered Professional Engineer, a Registered Structural Engineer, a member of The Hong Kong Institution of Engineers and a member of The Institution of Structural Engineers.

Yiu Chi Wai, Albert, aged 38, Project Manager, joined the Group in June 2001. He has over 13 years of experience in project management. He holds a Bachelor of Arts degree with Honours in Architectural Studies, a Master's degree in Architecture and a Postgraduate Diploma in Construction Project Management. He is a Registered Architect, an Authorized Person (List of Architects) of the Hong Kong Special Administrative Region, a member of The Hong Kong Institute of Architects and a member of Hong Kong Institute of Construction Managers.

Mak Kwok Keung, Charles, aged 48, Senior Construction Manager, joined the Group in January 1994. He has over 27 years of experience in construction management. He holds a Postgraduate Diploma in Construction Management.

Wong Yin Li, Raymond, aged 53, Senior Construction Manager, joined the Group in November 1989. He has over 24 years of experience in construction management. He holds a Higher Diploma in Building Technology and Management.

Li Kwok Sum, aged 46, Construction Manager, joined the Group in August 2004. He has over 22 years of experience in construction management. He holds a Diploma in Civil Engineering Studies, a Professional Diploma in Construction Project Management and a Master of Science degree in Construction Project Management.

E & M Department

Lo Kin Hing, Isaac, aged 48, Senior Manager, joined the Group in April 2003. He has over 23 years of experience in electrical & mechanical engineering. He holds a Master of Science degree in Construction Project Management. He is a Chartered Engineer, a Registered Professional Engineer, a fellow of The Chartered Institution of Building Services Engineers (UK), a fellow of The Institute of Engineering and Technology and a fellow of The Hong Kong Institution of Engineers.

Finance Department

Andrew J. Hunter, aged 51, Chief Financial Officer, joined the Cheung Kong Group in 1988. He is also an Executive Director and Chief Operating Officer of Cheung Kong Infrastructure Holdings Limited and an Executive Director of Hong Kong Electric Holdings Limited. He has over 26 years of experience in accounting and financial management. He holds a Master of Arts degree and a Master's degree in Business Administration. He is a member of The Institute of Chartered Accountants of Scotland and of The Hong Kong Institute of Certified Public Accountants.

Human Resources & Administration Department

Pong Yiu Kee, Alice, aged 54, Chief Manager, joined the Group in September 2001. She has over 30 years of experience in human resources and administration management. She is a member of The Hong Kong Management Association and of The Hong Kong Institute of Human Resource Management.

Administration

Pau Shiu Yung, Anita, aged 53, Senior Manager, Administration, joined the Group in December 1977. She has over 32 years of experience in office administration management. She is a member of The Hong Kong Institute of Human Resource Management.

Ng Po Lung, aged 48, Manager, Administration, joined the Group in November 1993. He has over 25 years of experience in office administration management. He holds a Bachelor of Social Science degree with Honours and a Master's degree in Business Administration.

Yuen Pui Sim, Milly, aged 47, Manager, Administration, joined the Group in June 1998. She has over 22 years of experience in office administration management. She holds a Professional Diploma in Company Secretaryship and Administration and a Master's degree in Management. She is an associate member of The Institute of Chartered Secretaries and Administrators and of The Hong Kong Institute of Chartered Secretaries.

Human Resources

Lee Wing Man, Shirley, aged 40, Manager, Human Resources, joined the Group in September 2005. She has over 15 years of experience in human resources management. She holds a Bachelor of Arts degree with Honours in Public & Social Administration, a Master's degree in Business Administration, a Diploma in Human Resource Management and a Certificate in Human Resource Management in the PRC.

Tsang Chi Lun, Alan, aged 41, Manager, Human Resources, joined the Group in April 2002. He has over 17 years of experience in human resources management. He holds a Bachelor of Arts degree with Honours in Hospitality Management and a Master's degree in Business Administration. He is a member of The Hong Kong Institute of Human Resource Management.

Yip Kim Wing, Kim, aged 46, Manager, Human Resources, joined the Group in November 2003. He has over 16 years of experience in human resources management. He holds a Bachelor's degree in Business Administration and a Postgraduate Diploma in Corporate Administration.

Information Technology Department

Lum Man Fai, Brian, aged 42, Senior Manager, joined the Cheung Kong Group in August 2000. He has over 18 years of experience in information technology and telecommunication. He holds a Bachelor of Science degree with Honours in Electronics and a Master's degree in Business Administration.

Yung Wing Hung, Nelson, aged 39, System Manager, joined the Group in November 1994. He has over 15 years of experience in information technology management. He holds a Bachelor of Science degree with Honours in Computer Science and a Master of Finance degree. He is a member of The Hong Kong Computer Society, a Certified Information Systems Auditor of Information Systems Audit & Control Association and a Project Management Professional of Project Management Institute.

Internal Audit Department

Lee King Yuen, Albert, aged 54, Senior Manager, joined the Group in November 1987. He has over 32 years of experience in auditing. He holds a Bachelor of Science degree in Business Administration. He is a fellow member of The Association of Chartered Certified Accountants and a fellow of The Hong Kong Institute of Certified Public Accountants.

Tse Chun Wai, Richard, aged 43, Senior Manager, joined the Group in January 2009. He has over 18 years of experience in auditing. He holds a Master's degree in Business Administration, a Master of Science degree in Information Systems Management and a Master of Science degree in Investment Management. He is a fellow member of The Association of Chartered Certified Accountants, an associate member of The Chartered Institute of Management Accountants and a Certified Public Accountant of The Hong Kong Institute of Certified Public Accountants.

Chau Wai Keung, Allen, aged 55, Manager, joined the Group in November 1994. He has over 30 years of experience in auditing. He holds a Bachelor of Business Administration degree and a Master's degree in Business Administration.

Leasing Department

Wong See Hang, Resina, aged 46, Deputy Chief Manager, Leasing, joined the Group in June 1990. She is a Director of Cheung Kong Real Estate Limited. She has over 24 years of experience in property leasing. She holds a Bachelor of Arts degree with Honours in History and a Master of Science degree in Facilities Management.

Lee Po Chu, Eileen, aged 49, Senior Leasing Manager, joined the Group in October 2003. She has over 28 years of experience in property leasing. She holds a Diploma in Business.

Wong Ling Fei, Mable, aged 48, Senior Leasing Manager, joined the Group in September 2002. She has over 21 years of experience in property leasing.

Deng Chi Yung, Jonathan, aged 39, Leasing Manager, joined the Group in April 2008. He has over 13 years of experience in property leasing. He holds a Bachelor of Business degree in Property and a Master's degree in Business Administration. He is an associate member of Australian Property Institute and a member of The Hong Kong Institute of Surveyors.

Fung Kam Sun, Kam, aged 49, Leasing Manager, joined the Group in June 2007. He has over 23 years of experience in property leasing. He holds a Bachelor of Arts degree and a Master's degree of Housing Management. He is a Registered Professional Housing Manager, a member of The Chartered Institute of Marketing, a corporate member of the Chartered Institute of Housing, a corporate member of The Hong Kong Institute of Housing, and a member of The Hong Kong Institute of Real Estate Administration.

Leung Ho Shan, Susana, aged 41, Leasing Manager, joined the Group in March 1996. She has over 21 years of experience in property leasing. She holds a Bachelor of Science degree with Honours in Estate Management and a Master's degree in Business Administration.

Ling Yiu Man, Winnie, aged 40, Leasing Manager, joined the Group in May 2007. She has over 9 years of experience in property leasing. She holds a Diploma in Legal Studies, a Bachelor of Commerce degree in Management and Marketing and a Master's degree in Business Administration.

Leung Yan Kay, Phyllis, aged 34, Marketing Manager, joined the Group in June 2009. She has over 8 years of experience in the marketing field. She holds a Bachelor of Arts degree in Economics.

Ng Kwok Leung, Christopher, aged 48, Manager, E-Park, joined the Group in October 2007. He has over 17 years of experience in car park management. He holds a Bachelor of Science degree with Honours in Engineering and a Postgraduate Diploma in Business Administration.

Legal Department

Yip Kin Ming, Emmanuel, aged 57, Chief Manager, joined the Group in July 1985. He has over 26 years of experience in legal field. He holds a Diploma in Economics.

Wong Fung King, Amy, aged 50, Senior Legal Manager, joined the Group in June 1998. She has over 25 years of experience in legal field. She holds a Bachelor of Laws degree with Honours and a Postgraduate Certificate in Laws. She is a solicitor of the High Court of the Hong Kong Special Administrative Region.

Senior Management's Biographical Information *(continued)*

Managerial

Fung Chi Wai, Chris, aged 46, Manager, joined the Group in April 2000. He has over 20 years of experience in financial management and investment. He holds a Bachelor of Social Sciences degree with Honours and a Master's degree in Business Administration. He is a Chartered Financial Analyst, a member of The CFA Institute and a member of The Hong Kong Society of Financial Analysts Limited.

Property Investment & Valuation Department

Chiu Siu Kam, Selene, aged 43, Assistant Chief Manager, joined the Group in February 1997. She has over 20 years of experience in property development & investment, land management and property valuation. She holds a Bachelor of Science degree with Honours in Estate Management and a Master's degree in Business Administration. She is a Registered Professional Surveyor and a member of The Hong Kong Institute of Surveyors.

Chan Man Wai, Anthony, aged 47, Senior Manager, joined the Group in January 1994. He has over 20 years of experience in property development & investment, land management and property valuation. He holds a Bachelor of Science degree with Honours in Electrical Engineering, a Master's degree in Business Administration and a Master of Science degree in Land Management. He is a Registered Professional Surveyor, a member of The Royal Institution of Chartered Surveyors and a member of The Hong Kong Institute of Surveyors.

Ho Kwong Ngai, Eric, aged 46, Senior Manager, joined the Group in July 2005. He has over 19 years of experience in property development & investment, land management and property valuation. He holds a Bachelor of Science degree with Honours in Estate Management and a Master of Science degree in International Real Estate. He is a Registered Professional Surveyor, a professional member of The Royal Institution of Chartered Surveyors and a member of The Hong Kong Institute of Surveyors.

Leung Hon Man, Alex, aged 38, Manager, joined the Group in May 1996. He has over 15 years of experience in property development & investment, land management and property valuation. He holds a Bachelor of Social Science degree with Honours. He is a member of The Hong Kong Institute of Surveyors.

Sales Department

Lau Kai Man, Joseph, aged 51, Deputy Chief Manager, Sales, joined the Group in June 1981. He is a Director of Cheung Kong Real Estate Limited. He has over 31 years of experience in property sales.

Kwok Tze Wai, William, aged 44, Deputy Chief Manager, Sales, joined the Group in May 1989. He is a Director of Cheung Kong Real Estate Limited. He has over 21 years of experience in property sales. He holds a Bachelor of Science degree in Business Administration Marketing.

Wong See Chung, Francis, aged 48, Deputy Chief Manager, Sales, joined the Group in January 1994. He is a Director of Cheung Kong Real Estate Limited. He has over 14 years of experience in property sales. He holds a Master's degree in Business Administration.

Yuen Tim Hung, Kenneth, aged 52, Senior Sales Manager, joined the Group in March 1984. He has over 28 years of experience in advertising, marketing and property sales. He holds a Diploma in Communications. He is an affiliate member (Professional) of The Chartered Institute of Marketing.

Cho Kau Ming, Iris, aged 41, Sales Manager, joined the Group in May 1995. She has over 15 years of experience in property sales. She holds a Bachelor of Science degree in Business Administration.

Fung Hoi Lun, Helen, aged 39, Sales Manager, joined the Group in March 2001. She has over 16 years of experience in property sales. She holds a Higher Diploma in Hotel and Catering Management.

Ho Ka Yan, Cannas, aged 32, Sales Manager, joined the Group in April 2007. She has over 10 years of experience in property sales. She holds a Bachelor of Science degree with Honours in Surveying and a Master of Science degree in Marketing. She is a member of The Hong Kong Institute of Surveyors and a professional member of The Royal Institute of Chartered Surveyors.

Yang Chung Wing, Terence, aged 41, Sales Manager, joined the Group in June 2002. He has over 16 years of experience in property sales and market research. He holds a Bachelor's degree in Business and a Professional Diploma in Real Estate Administration.

Ng Chui Ha, Fiona, aged 46, Manager, Sales Administration, joined the Group in December 1990. She has over 23 years of experience in sales administration. She holds a Bachelor of Arts degree in History.

Tai Mei Ling, Marinda, aged 51, Manager, Customer Service, joined the Group in August 1985. She has over 24 years of experience in customer service.

Wong Oi Ling, Irene, aged 41, Manager, Sales Administration, joined the Group in May 1996. She has over 16 years of experience in sales administration. She holds a Bachelor of Arts degree.

Sales Department – Building Management

Ho Kwong Fai, Ellickey, aged 47, Assistant Chief Manager, Building Management, joined the Group in September 1994 and is a Director of Goodwell-Fortune Property Services Limited and Goodwell-Prosperity Property Services Limited. He has over 24 years of experience in building management and holds a Professional Diploma in Real Estate Administration.

Wong Wo Muk, Philip, aged 50, Manager, Building Management, joined the Group in May 1987 and is a Director of Goodwell-Fortune Property Services Limited and Goodwell-Prosperity Property Services Limited. He has over 27 years of experience in building management. He holds a Bachelor of Arts degree with Honours in Business Studies and a Postgraduate Diploma in Surveying (Real Estate Development).

Risk Factors

The Group's businesses, financial conditions, results of operations or growth prospects may be affected by risks and uncertainties pertaining to the Group's businesses. The factors set out below are those that the Group believes could result in the Group's businesses, financial conditions, results of operations or growth prospects differing materially from expected or historical results. These factors are by no means exhaustive or comprehensive, and there may be other risks in addition to those shown below which are not known to the Group or which may not be material now but could turn out to be material in the future. In addition, this Annual Report does not constitute a recommendation or advice for you to invest in the shares of the Company and investors are advised to make their own judgment or consult their own investment advisors before making any investment in the shares of the Company.

Global Financial and Credit Crisis

The global markets were severely hit by the financial and credit crisis triggered in 2008 by the U.S. subprime mortgage predicament, and the magnitude and undiscriminating nature of the adverse fallout across various countries and economic sectors was unprecedented. The negative repercussions of a tight global credit market had resulted in increased stock market volatility, worsening unemployment, and a contraction of economic activities in emerging markets as well as major developed economies. Despite the recovery in the various global markets in the latter half of 2009, the economic fundamental data has yet to revive. The debt crisis in Dubai that occurred in late 2009 reflected the continuing market risks associated with the tight global credit market. The Group has diversified operations in 54 countries around the world. Any continuing adverse economic conditions in those countries and places in which the Group operates may therefore impact on the Group's financial position or potential income, asset value and liabilities.

Property Developments

There exist general risks inherent in property development and in the ownership of properties, including, among other things, risks that financing for development may not be available on favourable terms, that construction may not be completed on schedule or within budget, that long-term financing may not be available on completion of construction, that developed properties may not be sold or leased on profitable terms, that there will be intense competition from other developers or property owners which may lead to vacant properties or an inability to sell or rent properties on favourable terms, that purchasers or tenants may default, that properties held for rental purpose will need to be renovated, repaired and re-let on a periodic basis, that it may not be possible to renew leases or re-let spaces when existing leases expire, and that the property market conditions are subject to changes in environmental laws and regulations and zoning laws and other governmental rules and fiscal policies. Property values and rental values are also affected by factors such as political developments, governmental regulations and changes in planning or tax laws, levels of interest rates and consumer prices and the overall supply of properties.

Investment in property is generally illiquid, which may limit the ability of the Group in timely realising property assets into cash.

In addition, suitable land of significant size are not easy to obtain due to limited undeveloped land area in Hong Kong. In the Mainland, the supply of substantially all land is controlled by the relevant authorities and a land premium has to be paid to the relevant authorities for acquiring the land use rights. Acquisition of land in other overseas markets may be subject to various other regulatory requirements or restrictions. Future growth prospects of property developers (including the Group) may therefore be affected by the availability and price levels of prime sites in Hong Kong, the Mainland and other overseas markets.

Besides, properties could suffer physical damage by fire or other causes and the Group may be exposed to any potential risks associated with public liability claims, resulting in losses (including loss of rent and value of properties) which may not be fully compensated for by insurance proceeds, and these may in turn affect the Group's financial conditions or results of operations. In addition, there is the possibility of other losses caused by wars and earthquakes for which the Group may not obtain insurance at a reasonable cost or at all. Should an uninsured loss or a loss in excess of insured limits occur, payment of compensation may be required and this may affect the returns on capital invested in that property. The Group would also remain liable for any debt or other financial obligation, such as committed capital expenditures, related to that property. In addition, insurance policies will have to be renewed every year and acceptable terms for coverage will have to be negotiated, thus exposing the Group to the volatility of the insurance markets, including the possibility of rate increases.

Industry Trends and Interest Rates

The trends in the industries in which the Group operates, including the property market sentiment and conditions, the property values in Hong Kong, mark to market value of securities investments, the currency environment and interest rates cycles, may pose significant impact on the Group's results. There can be no assurance that the combination of industry trends and interest rates the Group experiences in the future will not adversely affect its financial conditions or results of operations.

In particular, income from finance and treasury operations is dependent upon the capital market, interest rate and currency environment, and the worldwide economic and market conditions, and therefore there can be no assurance that changes in these conditions will not adversely affect the Group's financial conditions or results of operations. The volatilities in the financial markets may also adversely affect the income to be derived by the Group from its finance and treasury activities.

Highly Competitive Markets

The Group's principal business operations face significant competition across the markets in which they operate. New market entrants and intensified price competition among existing market players could adversely affect the Group's financial conditions or results of operations. Competition risks faced by the Group include (a) an increasing number of developers undertaking property investment and development in Hong Kong, the Mainland and in other overseas markets, which may affect the market share and returns of the Group; and (b) significant competition and pricing pressure from other developers and may adversely affect the financial performance of the Group's operations.

Currency Fluctuations

The results of the Group is recorded in Hong Kong dollars but its various subsidiaries, associates and joint ventures may receive revenue and incur expenses in other currencies. Any currency fluctuations on translation of the accounts of these subsidiaries, associates and joint ventures and also on the repatriation of earnings, equity investments and loans may therefore impact on the Group's performance. Although currency exposures have been managed by the Group, a depreciation or fluctuation of the currencies in which the Group conducts operations relative to the Hong Kong dollar could adversely affect the Group's financial conditions or results of operations.

Strategic Partners

Some of the businesses of the Group are conducted through non wholly-owned subsidiaries, associates and joint ventures in which the Group shares control (in whole or in part) and strategic alliances had been formed by the Group with other strategic or business partners. There can be no assurance that any of these strategic or business partners will continue their relationships with the Group in the future or that the Group will be able to pursue its stated strategies with respect to its non wholly-owned subsidiaries, associates and joint ventures and the markets in which they operate. Furthermore, the joint venture partners may (a) have economic or business interests or goals that are inconsistent with those of the Group; (b) take actions contrary to the Group's policies or objectives; (c) undergo a change of control; (d) experience financial and other difficulties; or (e) be unable or unwilling to fulfill their obligations under the joint ventures, which may affect the Group's financial conditions or results of operations.

Impact of Local, National and International Regulations

The local business risks in different countries and cities in which the Group operates could have a material impact on the financial conditions, results of operations and growth prospects of the businesses in the relevant market. The Group has investments in different countries and cities around the world and the Group is, and may increasingly become, exposed to different and changing political, social, legal, tax, regulatory and environmental requirements at the local, national or international level. Also, new policies or measures by governments, whether fiscal, tax, regulatory, environmental or other competitive changes, may lead to an increase in additional or unplanned capital expenditure, pose a risk to the overall investment return of the Group's businesses and may delay or prevent the commercial operation of a business with resulting loss of revenue and profit.

Impact of New Accounting Standards

The Hong Kong Institute of Certified Public Accountants ("HKICPA") has from time to time issued new and revised Hong Kong Financial Reporting Standards ("HKFRS"). As accounting standards continue to develop, HKICPA may in the future issue more new and revised HKFRS and the Group may be required to adopt new accounting policies which might or could have a significant impact on the Group's financial position or results of operations.

Risk Factors *(continued)*

Outbreak of Highly Contagious Disease

In 2003, there was an outbreak of Severe Acute Respiratory Syndrome ("SARS") in Hong Kong, the Mainland and other places. The SARS outbreak had a significant adverse impact on the economies of the affected areas. In 2009, the spread of Influenza A H1N1 also affected many areas of the world. There can be no assurance that the spread of Influenza A H1N1 will not continue and there will not be another significant global outbreak of a severe communicable disease such as avian influenza or SARS. If such an outbreak were to occur, it may have a material adverse impact on the operations of the Group and its results of operations may suffer.

Connected Transactions

Hutchison Whampoa Limited ("Hutchison") is also listed on The Stock Exchange of Hong Kong Limited. Although the Group believes that its relationship with Hutchison provides it with significant business advantages, the relationship results in various connected transactions under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") and accordingly any transactions entered into between the Group and Hutchison, its subsidiaries or associates are connected transactions, which, unless one of the exemptions is available, will be subject to compliance with the applicable requirements of the Listing Rules, including the issuance of announcements, the obtaining of independent shareholders' approval at general meetings and disclosure in annual reports and accounts. Independent shareholders' approval requirements may also lead to unpredictable outcomes causing disruptions to as well as increase the risks of the Group's business activities. Independent shareholders may also take actions that are in conflict with the interests of the Group.

The Group's Financial Conditions or Results of Operations are affected by those of the Hutchison Whampoa Group

The Group owns approximately 49.9% of the Hutchison Whampoa Group which operates in over 50 countries around the world and hence its financial conditions and results of operations may be affected by the local market conditions and the economy of the places where business operations are located as well as any litigation against them. The Group's financial conditions and results of operations are materially affected by the financial conditions and results of operations of the Hutchison Whampoa Group. In addition, the core businesses of the Hutchison Whampoa Group are different from those of the Group, and as a result, the Group is indirectly exposed to the risks the Hutchison Whampoa Group is facing.

Past Performance and Forward Looking Statements

The performance and the results of operations of the Group during the past years as contained in this Annual Report are historical in nature and past performance can be no guarantee of future results of the Group. This Annual Report may contain forward-looking statements and opinions that involve risks and uncertainties. Actual results may differ materially from expectations discussed in such forward-looking statements and opinions. Neither the Group nor the Directors, employees or agents of the Group assume (a) any obligation to correct or update the forward-looking statements or opinions contained in this Annual Report; and (b) any liability in the event that any of the forward-looking statements or opinions does not materialise or turns out to be incorrect.

Report of the Directors

The Directors have pleasure in presenting to shareholders their report together with the audited financial statements of the Group for the year ended 31st December, 2009 on pages 92 to 132.

Principal Activities

The principal activities of the Company are investment holding and project management. Its subsidiaries are active in the field of property development and investment, hotel and serviced suite operation, property and project management and investment in securities.

Results and Dividends

Results of the Group for the year ended 31st December, 2009 are set out in the consolidated income statement on page 92.

The Directors recommend the payment of a final dividend of HK$2.20 per share which, together with the interim dividend of HK$0.50 per share paid on 6th October, 2009, makes a total dividend of HK$2.70 per share for the year.

Fixed Assets

Movements in fixed assets during the year are set out in note (8) to the financial statements.

Reserves

Movements in reserves of the Company and the Group during the year are set out in note (22) to the financial statements and in the consolidated statement of changes in equity on page 96 respectively.

Group Financial Summary

Results, assets and liabilities of the Group for the last ten years are summarised on page 2.

Properties

Particulars of major properties held by the Group are set out on pages 86 to 91.

Directors

The Directors of the Company are listed on page 140. The Directors' biographical information is set out on pages 24 to 27.

Mr. Kwan Chiu Yin, Robert, an Independent Non-executive Director of the Company, passed away on 6th October, 2009.

In accordance with the Company's Articles of Association, the Directors of the Company (including Non-executive Directors) shall be subject to retirement by rotation at each annual general meeting. Mr. Li Tzar Kuoi, Victor, Mr. Ip Tak Chuen, Edmond, Mr. Chiu Kwok Hung, Justin, Mr. Chow Kun Chee, Roland, Mr. Yeh Yuan Chang, Anthony, Mr. Chow Nin Mow, Albert and Dr. Wong Yick-ming, Rosanna will retire from office and, being eligible, offer themselves for re-election at the forthcoming annual general meeting.

Each of the Independent Non-executive Directors has made an annual confirmation of independence pursuant to Rule 3.13 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules"). The Company is of the view that all Independent Non-executive Directors meet the independence guidelines set out in Rule 3.13 of the Listing Rules and are independent in accordance with the terms of the guidelines.

Disclosure of Interests

Directors' Interests and Short Positions in Shares, Underlying Shares and Debentures

As at 31st December, 2009, the interests or short positions of the Directors and chief executives of the Company in the shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance ("SFO")) which were notified to the Company and The Stock Exchange of Hong Kong Limited ("Stock Exchange") pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which they were taken or deemed to have under such provisions of the SFO), or which were recorded in the register required to be kept by the Company under Section 352 of the SFO, or which were required, pursuant to the Model Code for Securities Transactions by Directors adopted by the Company (the "Model Code"), to be notified to the Company and the Stock Exchange, were as follows:

1. Long Positions in Shares

(a) The Company

		Number of Ordinary Shares					
Name of Director	Capacity	Personal Interest	Family Interest	Corporate Interest	Other Interest	Total	Approximate % of Shareholding
Li Ka-shing	Interest of controlled corporations & founder of discretionary trusts	–	–	103,463,000 (Note 1)	857,794,744 (Note 2)	961,257,744	41.50%
Li Tzar Kuoi, Victor	Beneficial owner, interest of child or spouse, interest of controlled corporations & beneficiary of trusts	220,000	100,000	1,529,000 (Note 4)	857,794,744 (Note 2)	859,643,744	37.11%
Kam Hing Lam	Beneficial owner	10,000	–	–	–	10,000	0.0004%
Leung Siu Hon	Beneficial owner & interest of child or spouse	635,500	64,500	–	–	700,000	0.03%
Chow Kun Chee, Roland	Beneficial owner	65,600	–	–	–	65,600	0.003%
George Colin Magnus	Beneficial owner, interest of child or spouse & beneficiary of trust	56,000	10,000	–	184,000 (Note 5)	250,000	0.01%
Yeh Yuan Chang, Anthony	Interest of child or spouse	–	384,000	–	–	384,000	0.02%
Simon Murray	Beneficial owner	74,000	–	–	–	74,000	0.003%
Hung Siu-lin, Katherine	Beneficial owner	20,000	–	–	–	20,000	0.0009%

(b) Associated Corporations

Hutchison Whampoa Limited

		Number of Ordinary Shares					
Name of Director	*Capacity*	**Personal Interest**	**Family Interest**	**Corporate Interest**	**Other Interest**	**Total**	**Approximate % of Shareholding**
Li Ka-shing	Interest of controlled corporations & founder of discretionary trusts	–	–	64,253,000 (Note 1)	2,141,698,773 (Note 3)	2,205,951,773	51.74%
Li Tzar Kuoi, Victor	Interest of controlled corporations & beneficiary of trusts	–	–	1,086,770 (Note 4)	2,141,698,773 (Note 3)	2,142,785,543	50.26%
Kam Hing Lam	Beneficial owner & interest of child or spouse	60,000	40,000	–	–	100,000	0.002%
Leung Siu Hon	Beneficial owner & interest of child or spouse	11,000	28,600	–	–	39,600	0.0009%
Fok Kin-ning, Canning	Interest of controlled corporation	–	–	4,810,875 (Note 7)	–	4,810,875	0.11%
Frank John Sixt	Beneficial owner	50,000	–	–	–	50,000	0.001%
Chow Kun Chee, Roland	Beneficial owner	49,931	–	–	–	49,931	0.001%
George Colin Magnus	Beneficial owner, interest of child or spouse & founder & beneficiary of a discretionary trust	40,000	9,900	–	950,100 (Note 6)	1,000,000	0.02%
Yeh Yuan Chang, Anthony	Interest of child or spouse	–	124,000	–	–	124,000	0.003%
Chow Nin Mow, Albert	Beneficial owner	97	–	–	–	97	≃ 0%
Hung Siu-lin, Katherine	Beneficial owner	34,000	–	–	–	34,000	0.0008%

Cheung Kong Infrastructure Holdings Limited

		Number of Ordinary Shares					
Name of Director	Capacity	Personal Interest	Family Interest	Corporate Interest	Other Interest	Total	Approximate % of Shareholding
Li Ka-shing	Founder of discretionary trusts	–	–	–	1,912,109,945 (Note 9)	1,912,109,945	84.82%
Li Tzar Kuoi, Victor	Beneficiary of trusts	–	–	–	1,912,109,945 (Note 9)	1,912,109,945	84.82%
Kam Hing Lam	Beneficial owner	100,000	–	–	–	100,000	0.004%

CK Life Sciences Int'l., (Holdings) Inc.

		Number of Ordinary Shares					
Name of Director	Capacity	Personal Interest	Family Interest	Corporate Interest	Other Interest	Total	Approximate % of Shareholding
Li Ka-shing	Founder of discretionary trusts	–	–	–	4,355,634,570 (Note 10)	4,355,634,570	45.31%
Li Tzar Kuoi, Victor	Beneficial owner & beneficiary of trusts	2,250,000	–	–	4,355,634,570 (Note 10)	4,357,884,570	45.34%
Kam Hing Lam	Interest of child or spouse	–	6,225,000	–	–	6,225,000	0.06%
Ip Tak Chuen, Edmond	Beneficial owner	2,250,000	–	–	–	2,250,000	0.02%
Chung Sun Keung, Davy	Beneficial owner	375,000	–	–	–	375,000	0.004%
Pau Yee Wan, Ezra	Beneficial owner	900,000	–	–	–	900,000	0.009%
Woo Chia Ching, Grace	Beneficial owner	1,125,000	–	–	–	1,125,000	0.01%
Leung Siu Hon	Beneficial owner, interest of child or spouse & interest of controlled corporation	1,688,130	2,000	2,970 (Note 8)	–	1,693,100	0.017%
Fok Kin-ning, Canning	Interest of controlled corporation	–	–	1,500,000 (Note 7)	–	1,500,000	0.015%
Frank John Sixt	Beneficial owner	900,000	–	–	–	900,000	0.009%
Chow Kun Chee, Roland	Beneficial owner	903,936	–	–	–	903,936	0.009%
George Colin Magnus	Beneficial owner, interest of child or spouse & beneficiary of trust	753,360	600	–	11,040 (Note 5)	765,000	0.008%
Kwok Tun-li, Stanley	Interest of child or spouse	–	200,000	–	–	200,000	0.002%
Hung Siu-lin, Katherine	Beneficial owner	9,000	–	–	–	9,000	≃ 0%

Other Associated Corporations

Name of Company	Name of Director	Capacity	Personal Interest	Family Interest	Corporate Interest	Other Interest	Total	Approximate % of Shareholding
			Number of Ordinary Shares					
Beautiland Company Limited	Li Ka-shing	Founder of discretionary trusts	–	–	–	100,000,000 (Note 11)	100,000,000	100%
	Li Tzar Kuoi, Victor	Beneficiary of trusts	–	–	–	100,000,000 (Note 11)	100,000,000	100%
Jabrin Limited	Li Ka-shing	Founder of discretionary trusts	–	–	–	10,000 (Note 11)	10,000	100%
	Li Tzar Kuoi, Victor	Beneficiary of trusts	–	–	–	10,000 (Note 11)	10,000	100%
Kobert Limited	Li Ka-shing	Founder of discretionary trusts	–	–	–	4,900 (Note 11)	4,900	100%
	Li Tzar Kuoi, Victor	Beneficiary of trusts	–	–	–	4,900 (Note 11)	4,900	100%
Tsing-Yi Realty, Limited	Li Ka-shing	Founder of discretionary trusts	–	–	–	3,150,000 (Note 11)	3,150,000	100%
	Li Tzar Kuoi, Victor	Beneficiary of trusts	–	–	–	3,150,000 (Note 11)	3,150,000	100%
Tosbo Limited	Li Ka-shing	Interest of controlled corporations & founder of discretionary trusts	–	–	4 (Note 1)	6 (Note 12)	10	100%
Hutchison Harbour Ring Limited	Fok Kin-ning, Canning	Interest of controlled corporation	–	–	5,000,000 (Note 7)	–	5,000,000	0.05%
Hutchison Telecom-munications (Australia) Limited	Fok Kin-ning, Canning	Beneficial owner & interest of controlled corporation	4,100,000	–	1,000,000 (Note 7)	–	5,100,000	0.037%
	Frank John Sixt	Beneficial owner	1,000,000	–	–	–	1,000,000	0.007%

Report of the Directors *(continued)*

Name of Company	Name of Director	Capacity	Number of Ordinary Shares: Personal Interest	Family Interest	Corporate Interest	Other Interest	Total	Approximate % of Shareholding
Hutchison Telecommunications International Limited	Li Ka-shing	Interest of controlled corporations & founder of discretionary trusts	–	–	266,621,499 (Note 1)	2,958,068,120 (Note 13)	3,224,689,619	66.97%
	Li Tzar Kuoi, Victor	Interest of controlled corporations & beneficiary of trusts	–	–	2,519,250 (Note 4)	2,958,068,120 (Note 13)	2,960,587,370	61.49%
	Fok Kin-ning, Canning	Interest of controlled corporation	–	–	1,202,380 (Note 7)	–	1,202,380	0.025%
	George Colin Magnus	Beneficial owner & interest of child or spouse	13,201	132	–	–	13,333	0.0003%
Hutchison Telecommunications Hong Kong Holdings Limited	Li Ka-shing	Interest of controlled corporations & founder of discretionary trusts	–	–	266,621,499 (Note 1)	3,066,238,120 (Note 14)	3,332,859,619	69.22%
	Li Tzar Kuoi, Victor	Interest of controlled corporations & beneficiary of trusts	–	–	2,519,250 (Note 4)	3,066,238,120 (Note 14)	3,068,757,370	63.74%
	Fok Kin-ning, Canning	Interest of controlled corporation	–	–	1,202,380 (Note 7)	–	1,202,380	0.025%
	George Colin Magnus	Beneficial owner & interest of child or spouse	13,201	132	–	–	13,333	0.0003%

2. Long Positions in Underlying Shares

Name of Company	Name of Director	Capacity	Number of Underlying Shares: Personal Interest	Family Interest	Corporate Interest	Other Interest	Total
Hutchison Telecom-munications International Limited	Frank John Sixt	Beneficial owner	255,000 (Note 15)	–	–	–	255,000
Hutchison Telecom-munications Hong Kong Holdings Limited	Frank John Sixt	Beneficial owner	255,000 (Note 15)	–	–	–	255,000

3. Long Positions in Debentures

Name of Company	Name of Director	Capacity	Amount of Debentures: Personal Interest	Family Interest	Corporate Interest	Other Interest	Total
Hutchison Whampoa International (03/13) Limited	Li Tzar Kuoi, Victor	Interest of controlled corporation	–	–	US$10,208,000 6.5% Notes due 2013 (Note 4)	–	US$10,208,000 6.5% Notes due 2013
	Fok Kin-ning, Canning	Interest of controlled corporation	–	–	US$1,216,000 6.5% Notes due 2013 (Note 7)	–	US$1,216,000 6.5% Notes due 2013
Hutchison Whampoa International (09) Limited	Li Tzar Kuoi, Victor	Interest of controlled corporation	–	–	US$45,792,000 7.625% Notes due 2019 (Note 4)	–	US$45,792,000 7.625% Notes due 2019
	Fok Kin-ning, Canning	Interest of controlled corporation	–	–	US$4,000,000 7.625% Notes due 2019 (Note 7)	–	US$4,000,000 7.625% Notes due 2019
Hutchison Whampoa International (09/19) Limited	Fok Kin-ning, Canning	Interest of controlled corporation	–	–	US$4,000,000 5.75% Notes due 2019 (Note 7)	–	US$4,000,000 5.75% Notes due 2019

Notes:

(1) Such interests are held by certain companies of which Mr. Li Ka-shing is interested in the entire issued share capital.

(2) The two references to 857,794,744 shares relate to the same block of shares in the Company. Mr. Li Ka-shing is the settlor of each of The Li Ka-Shing Unity Discretionary Trust ("DT1") and another discretionary trust ("DT2"). Each of Li Ka-Shing Unity Trustee Corporation Limited ("TDT1", which is the trustee of DT1) and Li Ka-Shing Unity Trustcorp Limited ("TDT2", which is the trustee of DT2) holds units in The Li Ka-Shing Unity Trust ("UT1") but is not entitled to any interest or share in any particular property comprising the trust assets of the said unit trust. The discretionary beneficiaries of each of DT1 and DT2 are, inter alia, Mr. Li Tzar Kuoi, Victor, his wife and children, and Mr. Li Tzar Kai, Richard. Li Ka-Shing Unity Trustee Company Limited ("TUT1") as trustee of UT1 and companies controlled by TUT1 as trustee of UT1 ("TUT1 related companies") hold a total of such 857,794,744 shares.

The entire issued share capital of TUT1 and of the trustees of DT1 and DT2 are owned by Li Ka-Shing Unity Holdings Limited ("Unity Holdco"). Each of Mr. Li Ka-shing, Mr. Li Tzar Kuoi, Victor and Mr. Li Tzar Kai, Richard is interested in one-third of the entire issued share capital of Unity Holdco. TUT1 is only interested in the shares of the Company by reason only of its obligation and power to hold interests in those shares in its ordinary course of business as trustee and, when performing its functions as trustee, exercises its power to hold interests in the shares of the Company independently without any reference to Unity Holdco or any of Mr. Li Ka-shing, Mr. Li Tzar Kuoi, Victor and Mr. Li Tzar Kai, Richard as a holder of the shares of Unity Holdco as aforesaid.

As Mr. Li Ka-shing may be regarded as a founder of each of DT1 and DT2 for the purpose of the SFO and Mr. Li Tzar Kuoi, Victor is a discretionary beneficiary of each of DT1 and DT2, and by virtue of the above, both Mr. Li Ka-shing and Mr. Li Tzar Kuoi, Victor are taken to have a duty of disclosure in relation to the shares of the Company held by TUT1 as trustee of UT1 and TUT1 related companies under the SFO as Directors of the Company. Although Mr. Li Tzar Kai, Richard is interested in one-third of the entire issued share capital of Unity Holdco and is a discretionary beneficiary of each of DT1 and DT2, he is not a Director of the Company and has no duty of disclosure in relation to the shares of the Company held by TUT1 as trustee of UT1 and TUT1 related companies under the SFO.

(3) The two references to 2,141,698,773 shares in Hutchison Whampoa Limited ("HWL") relate to the same block of shares comprising:

  (a) 2,130,202,773 shares held by certain subsidiaries of the Company. By virtue of the interests in shares of the Company in relation to which each of Mr. Li Ka-shing and Mr. Li Tzar Kuoi, Victor has a duty of disclosure under the SFO in the issued share capital of the Company as described in Note (2) above and as a Director of the Company, they are taken to have a duty of disclosure in relation to the said shares of HWL under the SFO; and

  (b) 11,496,000 shares held by Li Ka-Shing Castle Trustee Company Limited ("TUT3") as trustee of The Li Ka-Shing Castle Trust ("UT3"). Mr. Li Ka-shing is the settlor of each of the two discretionary trusts ("DT3" and "DT4"). Each of Li Ka-Shing Castle Trustee Corporation Limited ("TDT3", which is the trustee of DT3) and Li Ka-Shing Castle Trustcorp Limited ("TDT4", which is the trustee of DT4) holds units in UT3 but is not entitled to any interest or share in any particular property comprising the trust assets of the said unit trust. The discretionary beneficiaries of each of DT3 and DT4 are, inter alia, Mr. Li Tzar Kuoi, Victor, his wife and children, and Mr. Li Tzar Kai, Richard.

The entire issued share capital of TUT3 and the trustees of DT3 and DT4 are owned by Li Ka-Shing Castle Holdings Limited ("Castle Holdco"). Each of Mr. Li Ka-shing, Mr. Li Tzar Kuoi, Victor and Mr. Li Tzar Kai, Richard is interested in one-third of the entire issued share capital of Castle Holdco. TUT3 is only interested in the shares of HWL by reason only of its obligation and power to hold interests in those shares in its ordinary course of business as trustee and, when performing its functions as trustee, exercises its power to hold interests in the shares of HWL independently without any reference to Castle Holdco or any of Mr. Li Ka-shing, Mr. Li Tzar Kuoi, Victor and Mr. Li Tzar Kai, Richard as a holder of the shares of Castle Holdco as aforesaid.

As Mr. Li Ka-shing may be regarded as a founder of each of DT3 and DT4 for the purpose of the SFO and Mr. Li Tzar Kuoi, Victor is a discretionary beneficiary of each of DT3 and DT4, and by virtue of the above, both Mr. Li Ka-shing and Mr. Li Tzar Kuoi, Victor are taken to have a duty of disclosure in relation to the said shares of HWL held by TUT3 as trustee of UT3 under the SFO as Directors of the Company. Although Mr. Li Tzar Kai, Richard is interested in one-third of the entire issued share capital of Castle Holdco and is a discretionary beneficiary of each of DT3 and DT4, he is not a Director of the Company and has no duty of disclosure in relation to the shares of HWL held by TUT3 as trustee of UT3 under the SFO.

(4) Such interests are held by certain companies of which Mr. Li Tzar Kuoi, Victor is interested in the entire issued share capital.

(5) Such interests in the shares are held by a company controlled by a trust under which Mr. George Colin Magnus is a discretionary beneficiary.

(6) Such interests are indirectly held by a trust of which Mr. George Colin Magnus is the settlor and a discretionary beneficiary.

(7) Such interests are held by a company which is equally owned by Mr. Fok Kin-ning, Canning and his wife.

(8) Such interests are held by a company which is wholly-owned by Mr. Leung Siu Hon and his wife.

(9) The two references to 1,912,109,945 shares in Cheung Kong Infrastructure Holdings Limited ("CKI") relate to the same block of shares comprising:

   (a) 1,906,681,945 shares held by a subsidiary of HWL. Certain subsidiaries of the Company hold more than one-third of the issued share capital of HWL. Mr. Li Ka-shing and Mr. Li Tzar Kuoi, Victor, as Directors of the Company, by virtue of their deemed interests in the shares of the Company as described in Note (2) above, are taken to have a duty of disclosure in relation to such shares of CKI held by the subsidiary of HWL under the SFO; and

   (b) 5,428,000 shares held by TUT1 as trustee of UT1. By virtue of the deemed interests in TUT1 as trustee of UT1 as described in Note (2) above, each of Mr. Li Ka-shing and Mr. Li Tzar Kuoi, Victor is taken to have a duty of disclosure in relation to such shares of CKI under the SFO.

(10) The two references to 4,355,634,570 shares in CK Life Sciences Int'l., (Holdings) Inc. ("CKLS") relate to the same block of shares which are held by a subsidiary of the Company. Mr. Li Ka-shing and Mr. Li Tzar Kuoi, Victor, as Directors of the Company, are taken to have a duty of disclosure in relation to such shares of CKLS held by the subsidiary of the Company by virtue of their deemed interests in the shares of the Company as described in Note (2) above under the SFO.

(11) These are subsidiaries of the Company and such shares are held through the Company and TUT1 as trustee of UT1. Mr. Li Ka-shing and Mr. Li Tzar Kuoi, Victor, as Directors of the Company, by virtue of their deemed interests in the shares of the Company and TUT1 as trustee of UT1 as described in Note (2) above, are taken to have a duty of disclosure in relation to such shares under the SFO.

(12) These shares are held by a subsidiary of the Company. By virtue of the deemed interests in the shares of the Company as described in Note (2) above and as a Director of the Company, Mr. Li Ka-shing is taken to have a duty of disclosure in relation to such shares under the SFO.

(13) Such shares of Hutchison Telecommunications International Limited ("HTIL") comprise:

(a) 2,957,914,840 ordinary shares of which 52,092,587 ordinary shares and 2,905,822,253 ordinary shares are held by certain wholly-owned subsidiaries of the Company and HWL respectively. By virtue of the interests in the shares of the Company and HWL in relation to which Mr. Li Ka-shing and Mr. Li Tzar Kuoi, Victor have a duty of disclosure under the SFO in the issued share capital of each of the Company and HWL as described in Notes (2) and (3) above and as Directors of the Company, Mr. Li Ka-shing and Mr. Li Tzar Kuoi, Victor are taken to have a duty of disclosure in relation to the said shares of HTIL under the SFO; and

(b) 153,280 ordinary shares held by TUT3 as trustee of UT3. Mr. Li Ka-shing and Mr. Li Tzar Kuoi, Victor, as Directors of the Company, by virtue of Mr. Li Ka-shing may being regarded as a founder and Mr. Li Tzar Kuoi, Victor as a discretionary beneficiary of each of DT3 and DT4 and their deemed interests in TUT3 as trustee of UT3 as described in Note (3b) above, are taken to have a duty of disclosure in relation to the said shares of HTIL under the SFO.

(14) Such shares of Hutchison Telecommunications Hong Kong Holdings Limited ("HTHKH") comprise:

(a) 3,066,084,840 ordinary shares of which 52,092,587 ordinary shares and 3,013,992,253 ordinary shares are held by certain wholly-owned subsidiaries of the Company and HWL respectively. By virtue of the interests in the shares of the Company and HWL in relation to which Mr. Li Ka-shing and Mr. Li Tzar Kuoi, Victor have a duty of disclosure under the SFO in the issued share capital of each of the Company and HWL as described in Notes (2) and (3) above and as Directors of the Company, Mr. Li Ka-shing and Mr. Li Tzar Kuoi, Victor are taken to have a duty of disclosure in relation to the said shares of HTHKH under the SFO; and

(b) 153,280 ordinary shares held by TUT3 as trustee of UT3. Mr. Li Ka-shing and Mr. Li Tzar Kuoi, Victor, as Directors of the Company, by virtue of Mr. Li Ka-shing may being regarded as a founder and Mr. Li Tzar Kuoi, Victor as a discretionary beneficiary of each of DT3 and DT4 and their deemed interests in TUT3 as trustee of UT3 as described in Note (3b) above, are taken to have a duty of disclosure in relation to the said shares of HTHKH under the SFO.

(15) Such underlying shares are derived from the 17,000 American Depositary Shares (each representing 15 ordinary shares) in each of HTIL and HTHKH beneficially owned by Mr. Frank John Sixt.

As at 31st December, 2009, by virtue of their deemed interests in the shares of the Company as described in Note (2) above and as Directors of the Company, Mr. Li Ka-shing and Mr. Li Tzar Kuoi, Victor, are deemed to be interested in the securities of the subsidiaries and associated companies of the Company held through the Company under the provisions of the SFO.

Certain Directors held qualifying shares in certain subsidiaries in trust for the Company and other subsidiaries.

Save as disclosed above, none of the Directors or chief executives of the Company had, as at 31st December, 2009, any interests or short positions in the shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which would have to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which they were taken or deemed to have under such provisions of the SFO), or which were recorded in the register required to be kept by the Company under Section 352 of the SFO, or which were required to be notified to the Company and the Stock Exchange pursuant to the Model Code.

At no time during the year was the Company or subsidiary a party to any arrangements which enabled any Director to acquire benefits by means of the acquisition of shares in or debentures of the Company or of any other body corporate.

No other contracts of significance to which the Company or a subsidiary was a party and in which a Director has a material interest subsisted at the year end date or at any time during the year.

None of the Directors has any service contract with the Company or any of its subsidiaries.

So far as is known to any Director or chief executive of the Company, as at 31st December, 2009, shareholders (other than Directors or chief executives of the Company) who had interests or short positions in the shares or underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or which were recorded in the register required to be kept by the Company under Section 336 of the SFO were as follows:

Long Positions of Substantial Shareholders in the Shares of the Company

Name of Shareholder	**Capacity**	**Number of Ordinary Shares**	**Approximate % of Shareholding**
Li Ka-Shing Unity Trustee Company Limited as trustee of The Li Ka-Shing Unity Trust	Trustee	857,794,744 (Note)	37.04%
Li Ka-Shing Unity Trustee Corporation Limited as trustee of The Li Ka-Shing Unity Discretionary Trust	Trustee & beneficiary of a trust	857,794,744 (Note)	37.04%
Li Ka-Shing Unity Trustcorp Limited as trustee of another discretionary trust	Trustee & beneficiary of a trust	857,794,744 (Note)	37.04%

Note: The three references to 857,794,744 shares relate to the same block of shares in the Company. Each of TUT1 as trustee of UT1, TDT1 as trustee of DT1 and TDT2 as trustee of another discretionary trust is taken to have a duty of disclosure in relation to the said shares of the Company as described in Note (2) under the section headed "Directors' Interests and Short Positions in Shares, Underlying Shares and Debentures" under the SFO.

Save as disclosed above, as at 31st December, 2009, the Company has not been notified by any persons (other than Directors or chief executives of the Company) who had interests or short positions in the shares or underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or which were recorded in the register required to be kept by the Company under Section 336 of the SFO.

The following transactions of the Group constituted continuing connected transactions ("Continuing Connected Transactions") under the Listing Rules during the financial year ended 31st December, 2009:

(a) On 18th November, 2008, the Company entered into a tenancy agreement ("Tenancy Agreement") with Turbo Top Limited ("Turbo Top"), which is a connected person of the Company within the meaning of the Listing Rules by virtue of it being a wholly-owned subsidiary of HWL, which in turn is a substantial shareholder of certain subsidiaries of the Company, in respect of the renewal of the lease of the whole of 7th, 8th, 9th, 10th and 11th Floors and Office Unit 1201 on 12th Floor of Cheung Kong Center, 2 Queen's Road Central, Hong Kong with an aggregate lettable floor area of approximately 110,864 square feet as the headquarters and office premises of the Group in Hong Kong for a term of three years commencing from 1st September, 2008 to 31st August, 2011 (both days inclusive). The aggregate rent and service charges payable under the Tenancy Agreement are subject to the proposed annual caps of HK$40,000,000 for the period from 1st September, 2008 to 31st December, 2008, HK$121,000,000 for the year ended 31st December, 2009, HK$122,000,000 for the year ending 31st December, 2010, and HK$82,000,000 for the period from 1st January, 2011 to 31st August, 2011 which were calculated with reference to the monthly rent of HK$8,869,120 (exclusive of Government rates and other charges) and monthly service charges of HK$942,344 (subject to adjustment by Turbo Top). During the year, rent and service charges amounting to HK$117,737,568 was payable by the Company to Turbo Top pursuant to the Tenancy Agreement.

(b) On 17th April, 2009, the Company entered into a master agreement ("Master Agreement") with HTHKH, which is a connected person of the Company within the meaning of the Listing Rules by virtue of it being a subsidiary of HWL, which in turn is a substantial shareholder of certain subsidiaries of the Company, pursuant to which the Company will procure its subsidiaries to provide CKH Group Supplies or acquire HTHKH Group Supplies (both as defined and more particularly described in the announcement of the Company dated 20th April, 2009 ("Announcement II")) (as appropriate), and HTHKH will procure its subsidiaries to provide HTHKH Group Supplies or acquire CKH Group Supplies (as appropriate), on a non-exclusive basis during the term of the Master Agreement. In respect of such other entities in which the Company or HTHKH (as the case may be) is from time to time directly or indirectly interested so as to exercise or control the exercise of 50% of voting power at general meetings or of the equity interests in such entities, the Company or HTHKH (as the case may be) shall use all commercially reasonable endeavours to procure them to provide or acquire (as appropriate) the CKH Group Supplies and HTHKH Group Supplies (as the case may be). The term of the Master Agreement is for a period of three years commencing from 8th May, 2009, unless terminated earlier in accordance with the Master Agreement. Pursuant to the Master Agreement, the Company and HTHKH agree that the subsidiaries of the Company and subsidiaries of HTHKH shall enter into separate contracts in respect of the CKH Group Supplies or HTHKH Group Supplies (as the case may be) in a form and on terms to be agreed between the relevant parties from time to time.

The aggregate fees and charges payable under the Master Agreement for the Group's acquisition of the HTHKH Group Supplies for each of the three years ended/ending 31st December, 2009, 31st December, 2010, 31st December, 2011 and the period ending 7th May, 2012 will be subject to the proposed annual caps of HK$35 million, HK$24 million, HK$25 million and HK$10 million respectively. The aggregate fees and charges payable under the Master Agreement for the Group's provision of the CKH Group Supplies for each of the three years ended/ending 31st December, 2009, 31st December, 2010, 31st December, 2011 and the period ending 7th May, 2012 will be subject to the proposed annual caps of HK$17 million, HK$18 million, HK$21 million and HK$10 million respectively. For the period from 8th May, 2009 to 31st December, 2009, approximately HK$15 million was payable by the Company in respect of the Group's acquisition of the HTHKH Group Supplies and approximately HK$7 million was payable to the Company in respect of the Group's provision of the CKH Group Supplies.

An announcement ("Announcement I") in respect of the above transaction in paragraph (a) was published on 18th November, 2008 in accordance with the Listing Rules. Announcement II in respect of the above transactions in paragraph (b) was published on 20th April, 2009 in accordance with the Listing Rules.

The Continuing Connected Transactions have been reviewed by the Independent Non-executive Directors of the Company who have confirmed that for the year 2009 the Continuing Connected Transactions have been entered into (i) in the ordinary and usual course of business of the Company; (ii) either on normal commercial terms or on terms no less favourable to the Company than terms available to (or from) independent third parties; and (iii) in accordance with the relevant agreements governing them on terms that are fair and reasonable and in the interests of the shareholders of the Company as a whole.

Pursuant to Rule 14A.38 of the Listing Rules, the Company has engaged the auditor of the Company to perform certain factual finding procedures in respect of the Continuing Connected Transactions in accordance with the Hong Kong Standard on Related Services 4400 "Engagements to Perform Agreed-Upon Procedures Regarding Financial Information" issued by the Hong Kong Institute of Certified Public Accountants. The auditor has reported the factual findings on these procedures to the Board of Directors and confirmed that for the year 2009 the Continuing Connected Transactions (i) have received approval of the Board of Directors of the Company; (ii) are in accordance with the pricing policies of the Company, where applicable; (iii) have been entered into in accordance with the terms of the agreements governing the transactions; and (iv) have not exceeded the respective cap amounts for the financial year ended 31st December, 2009 as set out in Announcement I and Announcement II respectively.

During the year, 48% of the Group's purchases were attributable to the Group's five largest suppliers with the largest supplier accounting for 16% of the Group's purchases. The Group's turnover attributable to the Group's five largest customers was less than 30%.

None of the Directors, their associates or any shareholder (which to the knowledge of the Directors owns more than 5% of the Company's issued share capital) has any interest in the Group's five largest suppliers.

During the year, the interests of Directors in the businesses which compete or are likely to compete, either directly or indirectly, with the businesses of the Group ("Competing Business") as required to be disclosed pursuant to the Listing Rules were as follows:

1. Core Business Activities of the Group

(1) Property development and investment.
(2) Hotel and serviced suite operation.
(3) Property and project management.
(4) Investment in securities.
(5) Information technology, e-commerce and new technology.

2. Interests in Competing Business

Name of Director	**Name of Company**	**Nature of Interest**	**Competing Business (Note)**
Li Ka-shing	*Hutchison Whampoa Limited*	*Chairman*	(1), (2), (3), (4) & (5)
Li Tzar Kuoi, Victor	Hutchison Whampoa Limited	Deputy Chairman	(1), (2), (3), (4) & (5)
	Cheung Kong Infrastructure Holdings Limited	Chairman	(4) & (5)
	Hongkong Electric Holdings Limited	Executive Director	(4) & (5)
	CK Life Sciences Int'l., (Holdings) Inc.	Chairman	(4) & (5)
Kam Hing Lam	Hutchison Whampoa Limited	Executive Director	(1), (2), (3), (4) & (5)
	Cheung Kong Infrastructure Holdings Limited	Group Managing Director	(4) & (5)
	Hongkong Electric Holdings Limited	Executive Director	(4) & (5)
	CK Life Sciences Int'l., (Holdings) Inc.	President and Chief Executive Officer	(4) & (5)
Ip Tak Chuen, Edmond	Cheung Kong Infrastructure Holdings Limited	Executive Director and Deputy Chairman	(4) & (5)
	CK Life Sciences Int'l., (Holdings) Inc.	Senior Vice President and Chief Investment Officer	(4) & (5)
	TOM Group Limited	Non-executive Director	(4) & (5)
	ARA Asset Management Limited	Non-executive Director	(3) & (4)
	ARA Asset Management (Fortune) Limited *(formerly known as ARA Asset Management (Singapore) Limited)*	Director	(3)
	ARA Trust Management (Suntec) Limited	Director	(3)
	AVIC International Holding (HK) Limited *(formerly known as CATIC International Holdings Limited)*	Non-executive Director	(1) & (4)
	Excel Technology International Holdings Limited	Non-executive Director	(4) & (5)
	Shougang Concord International Enterprises Company Limited	Non-executive Director	(4)
	The Ming An (Holdings) Company Limited *(whose shares were withdrawn from listing on 2nd November, 2009)*	Non-executive Director *(resigned on 27th November, 2009)*	(1) & (4)

Report of the Directors *(continued)*

Name of Director	Name of Company	Nature of Interest	Competing Business (Note)
Chiu Kwok Hung, Justin	ARA Asset Management Limited	Chairman	(3) & (4)
	ARA Asset Management *(Fortune) Limited (formerly known as ARA Asset Management (Singapore) Limited)*	Chairman	(3)
	ARA Trust Management (Suntec) Limited	Chairman	(3)
	ARA Asian Dragon Limited	Chairman	(1) & (3)
	Al Islami Far Eastern Real Estate Fund Limited	Chairman	(3) & (4)
	ARA Asset Management (Prosperity) Limited	Chairman	(3)
Leung Siu Hon	Rich Surplus Limited	Director and Substantial Shareholder	(1) & (2)
	Rich More Enterprises Limited	Director and Substantial Shareholder	(1)
Fok Kin-ning, Canning	Hutchison Whampoa Limited	Group Managing Director	(1), (2), (3), (4) & (5)
	Cheung Kong Infrastructure Holdings Limited	Deputy Chairman	(4) & (5)
	Hongkong Electric Holdings Limited	Chairman	(4) & (5)
	Hutchison Harbour Ring Limited	Chairman	(1) & (5)
	Hutchison Telecommunications International Limited	Chairman	(5)
	Hutchison Telecommunications Hong Kong Holdings Limited	Chairman	(5)
Frank John Sixt	Hutchison Whampoa Limited	Group Finance Director	(1), (2), (3), (4) & (5)
	Cheung Kong Infrastructure Holdings Limited	Executive Director	(4) & (5)
	Hongkong Electric Holdings Limited	Executive Director	(4) & (5)
	TOM Group Limited	Non-executive Chairman	(4) & (5)
	Hutchison Telecommunications International Limited	Non-executive Director	(5)
	Hutchison Telecommunications Hong Kong Holdings Limited	Non-executive Director	(5)
George Colin Magnus	Hutchison Whampoa Limited	Non-executive Director	(1), (2), (3), (4) & (5)
	Cheung Kong Infrastructure Holdings Limited	Non-executive Director	(4) & (5)
	Hongkong Electric Holdings Limited	Non-executive Director	(4) & (5)

Note: Such businesses may be made through subsidiaries, associated companies or by way of other forms of investments.

Save as disclosed above, none of the Directors is interested in any business apart from the Group's businesses which competes or is likely to compete, either directly or indirectly, with businesses of the Group.

During the year ended 31st December, 2009, neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company's listed securities.

Based on information publicly available to the Company and within the knowledge of the Directors as at the date of this annual report, the Company has maintained the prescribed public float under the Listing Rules.

During the year, the Group supported a wide variety of charitable activities of the community. Donations of approximately HK$3,100,000 were made by the Group to various charitable organisations.

The Group's annual report for the year ended 31st December, 2009 has been reviewed by the audit committee (the "Audit Committee"). Information on the work of Audit Committee and its composition are set out in the Code Provision C.3 of the Corporate Governance Report on pages 64 to 66.

The financial statements for the year have been audited by Messrs. Deloitte Touche Tohmatsu who retire and offer themselves for re-appointment.

On behalf of the Board

Li Ka-shing

Chairman

Hong Kong, 30th March, 2010

Corporate Governance Report

The Board of Directors ("Board") and the management of the Company are committed to the maintenance of good corporate governance practices and procedures. The Company believes that good corporate governance provides a framework that is essential for effective management, a healthy corporate culture, successful business growth and enhancing shareholders' value. The corporate governance principles of the Company emphasise a quality Board, sound internal controls, and transparency and accountability to all shareholders. The Company has applied the principles and complied with all code provisions and, where applicable, the recommended best practices of the Code on Corporate Governance Practices ("Code on CG Practices") as set out in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Stock Exchange") ("Listing Rules") throughout the year ended 31st December, 2009.

Key corporate governance principles and corporate governance practices of the Company are summarised below:

I. Code Provisions

Code Ref.	Code Provisions	Compliance	Corporate Governance Practices
A.	**DIRECTORS**		
A.1	**The Board** ***Corporate Governance Principle*** *The Board should assume responsibility for leadership and control of the Company; and is collectively responsible for directing and supervising the Company's affairs.*		
A.1.1	Regular board meetings should be held at least four times a year involving active participation, either in person or through other electronic means of communication, of majority of directors.	√	• The Board meets regularly and held meetings in March, May, August and November 2009. • Details of Directors' attendance records in 2009: **Members of the Board** — **Attendance** **Executive Directors** LI Ka-shing *(Chairman)* 4/4 LI Tzar Kuoi, Victor *(Managing Director and Deputy Chairman)* 4/4 KAM Hing Lam 4/4 IP Tak Chuen, Edmond 4/4 CHUNG Sun Keung, Davy 4/4 PAU Yee Wan, Ezra 4/4 WOO Chia Ching, Grace 4/4 CHIU Kwok Hung, Justin 4/4 **Non-executive Directors** LEUNG Siu Hon 4/4 FOK Kin-ning, Canning 4/4 Frank John SIXT 4/4 CHOW Kun Chee, Roland 4/4 George Colin MAGNUS 4/4 **Independent Non-executive Directors** KWOK Tun-li, Stanley 4/4 YEH Yuan Chang, Anthony 4/4 Simon MURRAY 4/4 CHOW Nin Mow, Albert 3/4 HUNG Siu-lin, Katherine 4/4 WONG Yick-ming, Rosanna 4/4 CHEONG Ying Chew, Henry 4/4 KWAN Chiu Yin, Robert # 0/3 # Passed away on 6th October, 2009. • The Directors may attend meetings in person, by phone or through other means of electronic communication or by their alternate directors in accordance with the Company's Articles of Association.
A.1.2	All directors are given an opportunity to include matters in the agenda for regular board meetings.	√	• All Directors are consulted as to whether they may want to include any matter in the agenda before the agenda for each regular Board meeting is issued.
A.1.3	– At least 14 days notice for regular board meetings – Reasonable notice for other board meetings	√ √	• Regular Board meetings in a particular year are usually scheduled towards the end of the immediately preceding year to give all Directors adequate time to plan their schedules to attend the meetings. • At least 14 days formal notice would be given before each regular meeting. • According to the Company's Articles of Association, a Director may waive notice of any meeting and any such waiver may be prospective or retrospective.

Code Ref.	Code Provisions	Compliance	Corporate Governance Practices
A.1.4	All directors should have access to the advice and services of the company secretary with a view to ensuring that board procedures, and all applicable rules and regulations, are followed.	√	• Directors have access to the Company Secretary and key officers of the Company Secretarial Department who are responsible to the Board for ensuring that Board procedures, and all applicable rules and regulations, are followed. • Memos are issued to Directors from time to time to update them with legal and regulatory changes and matters of relevance to Directors in the discharge of their duties.
A.1.5	– Minutes of board meetings and meetings of board committees should be kept by a duly appointed secretary of the meeting. – Such minutes should be open for inspection at any reasonable time on reasonable notice by any director.	√ √	• The Company Secretary prepares written resolutions or minutes and keeps records of matters discussed and decisions resolved at all Board and Board Committee meetings. • Board and Board Committee minutes/resolutions are sent to all Directors/Board Committee members within a reasonable time (generally within 14 days) after each Board and Board Committee meeting. • Board and Board Committee minutes/resolutions are available for inspection by Directors/Board Committee members.
A.1.6	– Minutes of board meetings and meetings of board committees should record in sufficient detail the matters considered by the board and decisions reached. – Draft and final versions of board minutes for all directors to comment and to keep records within a reasonable time after the board meeting	√ √	• Minutes record in sufficient detail the matters considered by the Board/Board Committees and decisions reached. • Directors are given an opportunity to comment on draft Board minutes. • Final version of Board minutes is placed on record within a reasonable time after the Board meeting.
A.1.7	– A procedure agreed by the board to enable directors, upon reasonable request, to seek independent professional advice in appropriate circumstances, at the company's expense – The board should resolve to provide separate independent professional advice to directors to assist the relevant director or directors to discharge his/their duties to the company.	√ √	• Directors have been advised that the Company Secretary can arrange independent professional advice at the expense of the Company should such advice be considered necessary by any Director.
A.1.8	– If a substantial shareholder or a director has a conflict of interest in a matter to be considered by the board which the board has determined to be material, the matter should not be dealt with by way of circulation or by a committee but a board meeting should be held. – Independent non-executive directors who, and whose associates, have no material interest in the transaction should be present at such board meeting.	√ √	• Important matters are usually dealt with by way of written resolutions so that all Directors (including Independent Non-executive Directors) can note and comment, as appropriate, the matters before approval is granted. • Director must declare his/her interest in the matters to be passed in the resolution, if applicable. • If a substantial shareholder or a Director has a conflict of interest in a matter to be considered by the Board which the Board has determined to be material, the matter will be dealt with in accordance with applicable rules and regulations and, if appropriate, an independent Board committee will be set up to deal with the matter.

Corporate Governance Report *(continued)*

Code Ref.	Code Provisions	Compliance	Corporate Governance Practices
A.2	**Chairman and Chief Executive Officer** ***Corporate Governance Principle*** *There should be a clear division of responsibilities between the Chairman and the Managing Director of the Company to ensure a balance of power and authority.*		
A.2.1	– Separate roles of chairman and chief executive officer not to be performed by the same individual – Division of responsibilities between the chairman and chief executive officer should be clearly established and set out in writing.	√ √	• The positions of the Chairman of the Board and the Managing Director are currently held by separate individuals. • The Chairman determines the broad strategic direction of the Group in consultation with the Board and is responsible for the high-level oversight of management. • The Managing Director, with the support of the Executive Directors, is responsible for strategic planning of different business functions and day-to-day management and operation of the Group.
A.2.2	The chairman should ensure that all directors are properly briefed on issues arising at board meetings.	√	• With the support of the Executive Directors and the Company Secretary, the Chairman seeks to ensure that all Directors are properly briefed on issues arising at Board meetings and receive adequate and reliable information on a timely basis. • In addition to regular Board meetings, the Chairman had meetings with the Non-executive Directors (including the Independent Non-executive Directors) without the presence of the Executive Directors in May and November 2009. Details of the attendance records of the meetings are as follows:

	Attendance
Chairman	
LI Ka-shing	2/2
Non-executive Directors	
LEUNG Siu Hon	2/2
FOK Kin-ning, Canning	2/2
Frank John SIXT	2/2
CHOW Kun Chee, Roland	2/2
George Colin MAGNUS	2/2
Independent Non-executive Directors	
KWOK Tun-li, Stanley	2/2
YEH Yuan Chang, Anthony	2/2
Simon MURRAY	2/2
CHOW Nin Mow, Albert	1/2
HUNG Siu-lin, Katherine	2/2
WONG Yick-ming, Rosanna	2/2
CHEONG Ying Chew, Henry	2/2
KWAN Chiu Yin, Robert #	0/1

Note: The Chairman and the Non-executive Directors (including the Independent Non-executive Directors) may attend meetings in person, by phone or through other means of electronic communication or by their alternate directors in accordance with the Company's Articles of Association.

Passed away on 6th October, 2009.

Code Ref.	Code Provisions	Compliance	Corporate Governance Practices
A.2.3	The chairman should be responsible for ensuring that directors receive adequate information, which must be complete and reliable, in a timely manner.	√	• The Board papers including supporting analysis and related background information are normally sent to the Directors at least three days before Board meetings. • Communications between Non-executive Directors (including Independent Non-executive Directors) on the one hand, and the Company Secretary as co-ordinator for the other business units of the Group on the other, is a dynamic and interactive process to ensure that queries raised and clarification sought by the Directors are dealt with and further supporting information and/or documentation is provided if appropriate.

Code Ref.	Code Provisions	Compliance	Corporate Governance Practices
A.3	**Board composition** ***Corporate Governance Principle*** *The Board should have a balance of skills and experience appropriate for the requirements of the business of the Company and should include a balanced composition of Executive and Non-executive Directors so that independent judgement can effectively be exercised.*		
A.3.1	Independent non-executive directors should be expressly identified as such in all corporate communications that disclose the names of directors of the company.	√	• The composition of the Board, by category and position of Directors including the names of the Chairman, the Executive Directors, the Non-executive Directors and the Independent Non-executive Directors, is disclosed in all corporate communications. • The Board consists of a total of twenty Directors, comprising eight Executive Directors, five Non-executive Directors and seven Independent Non-executive Directors. More than one-third of the Board are Independent Non-executive Directors of which more than one have appropriate professional qualifications, or accounting or related financial management expertise. • Details of the composition of the Board are set out on page 140. • The Directors' biographical information and the relationships among the Directors are set out on pages 24 to 27. • Review of the Board composition is made regularly to ensure that it has a balance of expertise, skills and experience appropriate for the requirements of the business of the Company.
A.4	**Appointments, re-election and removal** ***Corporate Governance Principle*** *There should be a formal, considered and transparent procedure for the appointment of new Directors and plans in place for orderly succession for appointments to the Board. All Directors should be subject to re-election at regular intervals.*		
A.4.1	Non-executive directors should be appointed for a specific term, subject to re-election.	√	• All Directors (including Non-executive Directors) are subject to retirement by rotation once every three years and are subject to re-election in accordance with the Company's Articles of Association and the Code on CG Practices.
A.4.2	– All directors appointed to fill a casual vacancy should be subject to election by shareholders at the first general meeting after their appointment. – Every director, including those appointed for a specific term, should be subject to retirement by rotation at least once every three years.	√ √	• In accordance with the Company's Articles of Association, newly appointed Directors are required to offer themselves for re-election at the next following general meeting (in the case of filling a casual vacancy) or at the next following annual general meeting (in the case of an addition to the Board) following their appointment. • The Board as a whole is responsible for the appointment of new Directors and Directors' nomination for re-election by shareholders at the general meeting of the Company. Under the Company's Articles of Association, the Board may from time to time appoint a Director either to fill a casual vacancy or as an addition to the Board. Any such new Director shall hold office until the next following general meeting of the Company (in the case of filling a casual vacancy) or until the next following annual general meeting of the Company (in the case of an addition to the Board) and shall then be eligible for re-election at the same general meeting. • All Directors (including Non-executive Directors) are subject to retirement by rotation once every three years and are subject to re-election in accordance with the Company's Articles of Association and the Code on CG Practices. • The structure, size and composition of the Board are reviewed from time to time to ensure the Board has a balanced composition of skills and experience appropriate for the requirements of the businesses of the Company. The independence of the Independent Non-executive Directors is assessed according to the relevant rules and requirements under the Listing Rules. • Each of the Independent Non-executive Directors makes an annual confirmation of independence pursuant to the requirements of the Listing Rules. The Company is of the view that all Independent Non-executive Directors meet the independence guidelines set out in the relevant requirements of the Listing Rules and are independent in accordance with the terms of the guidelines.

Corporate Governance Report *(continued)*

Code Ref.	Code Provisions	Compliance	Corporate Governance Practices
A.5	**Responsibilities of directors** ***Corporate Governance Principle*** *Every Director is required to keep abreast of responsibilities as a Director of the Company and of the conduct, business activities and development of the Company.*		
A.5.1	– Every newly appointed director of the company should receive a comprehensive, formal and tailored induction on the first occasion of his appointment, and subsequently such briefing and professional development as is necessary. – To ensure that he has a proper understanding of the operations and business of the company and that he is fully aware of his responsibilities under statute and common law, the Listing Rules, applicable legal requirements and other regulatory requirements and the business and governance policies of the company	√ √	• The Company Secretary and key officers of the Company Secretarial Department liaise closely with newly appointed Directors both immediately before and after his/her appointment to acquaint the newly appointed Directors with the duties and responsibilities as a Director of the Company and the business operation of the Company. • A package compiled and reviewed by the Company's legal advisers setting out such duties and responsibilities under the Listing Rules, Companies Ordinance and other related ordinances and relevant regulatory requirements of Hong Kong is provided to each newly appointed Director. A revised information package comprising the latest developments in laws, rules and regulations relating to the duties and responsibilities of directors will be forwarded to each Director from time to time for his/her information and ready reference. "A Guide on Directors' Duties" (previously known as "Non-statutory Guidelines on Directors' Duties") issued by the Companies Registry of Hong Kong has been forwarded to each Director for his/her information and ready reference. • Memos are issued from time to time to keep Directors up to date with legal and regulatory changes and matters of relevance to the Directors in the discharge of their duties. • Seminars are organised from time to time at which distinguished professionals are invited to present to the Directors on subjects relating to directors' duties and corporate governance, etc.
A.5.2	The functions of non-executive directors include: – bring independent judgement on issues of strategy, policy, performance, accountability, resources, key appointments and standards of conduct at board meetings – take the lead on potential conflicts of interests – serve on the audit, remuneration, nomination and other governance committees, if invited – scrutinise the company's performance in achieving agreed corporate goals and objectives, and monitoring the reporting of performance	 √ √ √ √	• The Non-executive Directors exercise their independent judgement and advise on the future business direction and strategic plans of the Company. • The Non-executive Directors review the financial information and operational performance of the Company on a regular basis. • The Independent Non-executive Directors are invited to serve on the Audit and Remuneration Committees of the Company.
A.5.3	Every director should ensure that he can give sufficient time and attention to the affairs of the company and should not accept the appointment if he cannot do so.	√	• There is satisfactory attendance at Board meetings during the year. Please refer to A.1.1 of Part I above for details of attendance records. • Every Executive Director has hands-on knowledge and expertise in the areas and operation in which he/she is charged with. Appropriate attention to the affairs of the Company is measured in terms of time as well as the quality of such attention and the ability of the Directors to contribute with reference to his/her necessary knowledge and expertise.
A.5.4	– Directors must comply with the Model Code. – Board should establish written guidelines on no less exacting terms than the Model Code for relevant employees.	√ √	• The Company had adopted the model code for securities transactions by directors of listed issuers ("Model Code") set out in Appendix 10 to the Listing Rules as its own code of conduct regarding Directors' securities transactions effective from 31st March, 2004. A revised Model Code has been adopted by the Company to comply with the new requirements set out in Appendix 10 to the Listing Rules effective from 1st April, 2009. • Confirmation has been received from all Directors that they have complied with the required standards set out in the Model Code for the year ended 31st December, 2009. • Written guidelines on no less exacting terms than the Model Code relating to securities transactions for employees are set out in the Employee Handbook of the Company.

Code Ref.	Code Provisions	Compliance	Corporate Governance Practices
A.6	**Supply of and access to information** *Corporate Governance Principle* *Directors should be provided in a timely manner with appropriate information in such form and of such quality as will enable them to make an informed decision and to discharge their duties and responsibilities as Directors of the Company.*		
A.6.1	– Send agenda and full board papers to all directors at least 3 days before regular board or board committee meeting – So far as practicable for other board or board committee meetings	√ √	• Board/Board Committee papers are circulated not less than three days before the regular Board/Board Committee meetings to enable the Directors/Board Committee members to make informed decisions on matters to be raised at the Board/Board Committee meetings.
A.6.2	– Management has an obligation to supply the board and its committees with adequate information in a timely manner to enable it to make informed decisions. – The board and each director should have separate and independent access to the company's senior management for making further enquiries where necessary.	√ √	• The Company Secretary and the Chief Manager of the Accounts Department attend all regular Board meetings to advise on corporate governance, statutory compliance, and accounting and financial matters, as appropriate. • Communications between Directors on the one hand, and the Company Secretary, who acts as co-ordinator for the other business units of the Group on the other, is a dynamic and interactive process to ensure that queries raised and clarification sought by the Directors are dealt with and that further supporting information is provided if appropriate.
A.6.3	– All directors are entitled to have access to board papers and related materials. – Steps must be taken to respond as promptly and fully as possible to queries raised by directors.	√ √	• Please see A.6.1 and A.6.2 of Part I above.
B.	**REMUNERATION OF DIRECTORS AND SENIOR MANAGEMENT**		
B.1	**The level and make-up of remuneration and disclosure** *Corporate Governance Principle* *There should be a formal and transparent procedure for setting policy on Executive Directors' remuneration and for fixing the remuneration packages for all Directors.*		
B.1.1	Establish a remuneration committee with specific written terms of reference comprising a majority of independent non-executive directors	√	• In accordance with the Code on CG Practices, the Company has set up a remuneration committee ("Remuneration Committee") with a majority of the members being Independent Non-executive Directors. • The Company established its Remuneration Committee on 1st January, 2005. • The Remuneration Committee comprises the Chairman of the Board, Mr. Li Ka-shing (Chairman of the Remuneration Committee), and two Independent Non-executive Directors, namely, Mr. Kwok Tun-li, Stanley and Dr. Wong Yick-ming, Rosanna. • Since the publication of the Company's 2008 annual report in April 2009, meetings of the Remuneration Committee were held in November and December 2009. Details of the attendance records of the members of the Remuneration Committee are as follows: **Members of the Remuneration Committee** — **Attendance** LI Ka-shing *(Chairman of the Remuneration Committee)* — 2/2 KWOK Tun-li, Stanley — 2/2 WONG Yick-ming, Rosanna — 2/2 Note: The members of the Remuneration Committee may attend meetings in person, by phone or through other means of electronic communication or by their alternates in accordance with the Company's Articles of Association.

Corporate Governance Report *(continued)*

Code Ref.	Code Provisions	Compliance	Corporate Governance Practices
B.1.1 (cont'd)			• The following is a summary of the work for the Remuneration Committee during the said meetings: 1. Review of the remuneration policy for 2009/2010; 2. Review of the remuneration of Non-executive Directors; 3. Review of the annual performance bonus policy; and 4. Approval of remuneration packages of Executive Directors.
B.1.2	The remuneration committee should consult the chairman and/or chief executive officer about their proposals relating to the remuneration of other executive directors and have access to professional advice if considered necessary.	√	• The Remuneration Committee has consulted the Chairman and/or the Managing Director about proposals relating to the remuneration packages and other human resources issues of the Directors and senior management, including, without limitation, succession plan and key personnel movements as well as policies for recruiting and retaining qualified personnel. • The emoluments of Directors are based on the skill, knowledge, involvement in the Company's affairs and the performance of each Director, together with reference to the profitability of the Company, remuneration benchmarks in the industry, and prevailing market conditions. • To enable them to better advise on the Group's future remuneration policy and related strategies, the Remuneration Committee has been advised of the Group's existing remuneration policy and succession plan, such as guidelines on designing employees' remuneration packages and related market trends and information.
B.1.3	Terms of reference of the remuneration committee should include: – determine the specific remuneration packages of all executive directors and senior management – review and approve performance-based remuneration and the compensation payable on loss or termination of office or appointment – ensure that no director or any of his associates is involved in deciding his own remuneration	√	• The terms of reference of the Remuneration Committee, which follow closely the requirements of the Code Provisions and have been adopted by the Board, are posted on the Company's website.
B.1.4	The remuneration committee should make available its terms of reference, explaining its role and the authority delegated to it by the board.	√	• The terms of reference of the Remuneration Committee are posted on the Company's website. • The principal responsibilities of the Remuneration Committee include making recommendations to the Board on the Company's policy and structure for the remuneration of Directors and senior management, and reviewing the specific remuneration packages of all Executive Directors and senior management by reference to corporate goals and objectives resolved by the Board from time to time.
B.1.5	The remuneration committee should be provided with sufficient resources to discharge its duties.	√	• The Human Resources Department provides administrative support and implements the approved remuneration packages and other human resources related decisions approved by the Remuneration Committee.
C.	**ACCOUNTABILITY AND AUDIT**		
C.1	**Financial reporting** *Corporate Governance Principle* *The Board should present a balanced, clear and comprehensible assessment of the Company's performance, position and prospects.*		
C.1.1	Management should provide such explanation and information to the board as will enable the board to make an informed assessment of the financial and other information put before the board for approval.	√	• Directors are provided with a review of the Group's major business activities and key financial information on a quarterly basis.

Code Ref.	Code Provisions	Compliance	Corporate Governance Practices
C.1.2	– The directors should acknowledge in the Corporate Governance Report their responsibility for preparing the accounts. – There should be a statement by the auditors about their reporting responsibilities in the auditors' report on the financial statements. – Unless it is inappropriate to assume that the company will continue in business, the directors should prepare the accounts on a going concern basis, with supporting assumptions or qualifications as necessary. – When the directors are aware of material uncertainties relating to events or conditions that may cast significant doubt upon the company's ability to continue as a going concern, such uncertainties should be clearly and prominently set out and discussed at length in the Corporate Governance Report.	√ √ √ N/A	• The Directors annually acknowledge in writing their responsibility for preparing the financial statements of the Group. • Directors are not aware of material uncertainties relating to events or conditions that may cast significant doubt upon the Company's ability to continue as a going concern as referred to in C.1.2 of the Code on CG Practices. • With the assistance of the Company's Accounts Department which is under the supervision of the Chief Manager who is a professional accountant, the Directors ensure the preparation of the financial statements of the Group are in accordance with statutory requirements and applicable accounting standards. • The Directors also ensure the publication of the financial statements of the Group is in a timely manner. • The statement by the auditor of the Company regarding its reporting responsibilities on the financial statements of the Group is set out in the Independent Auditor's Report on page 133.
C.1.3	The board's responsibility to present a balanced, clear and understandable assessment extends to annual and interim reports, other price-sensitive announcements and other financial disclosures required under the Listing Rules, and reports to regulators as well as to information required to be disclosed pursuant to statutory requirements.	√	• The Board aims to present a clear, balanced and understandable assessment of the Group's performance and position in all shareholder communications. • The Board is aware of the requirements under the applicable rules and regulations about timely disclosure of price-sensitive information or matters regarding the Company and will authorise the publication of such announcements as and when the occasion arises. The Company Secretary and key officers of the Company Secretarial Department work closely and in consultation with legal advisers to review the materiality and sensitivity of transactions and proposed transactions and advise the Board accordingly.
C.2	**Internal controls** *Corporate Governance Principle* *The Board should ensure that the Company maintains sound and effective internal controls to safeguard the shareholders' investment and the Company's assets.*		
C.2.1	– Directors to review the effectiveness of system of internal control of the company and its subsidiaries at least annually and to report that they have done so in the Corporate Governance Report – The review should cover all material controls, including financial, operational and compliance controls and risk management functions.	√ √	• The Board has overall responsibility for maintaining sound and effective internal control system of the Group. The Group's system of internal control includes a defined management structure with limits of authority, is designed to help the achievement of business objectives, safeguard assets against unauthorised use or disposition, ensure the maintenance of proper accounting records for the provision of reliable financial information for internal use or for publication, and ensure compliance with relevant legislation and regulations. The system is designed to provide reasonable, but not absolute, assurance against material misstatement or loss and to manage rather than eliminate risks of failure in operational systems and achievement of the Group's objectives. *Internal Control Environment* • An organisational structure with operating policies and procedures, lines of responsibility and delegated authority has been established. • The relevant Executive Directors and senior management are delegated with respective levels of authorities with regard to key corporate strategy and policy and contractual commitments. • Operational budgets are prepared by operational departments and reviewed by the responsible Directors prior to being adopted. There are procedures for the appraisal, review and approval of major capital and recurrent expenditure. Results of operations against budgets are reported regularly to the Executive Directors.

Corporate Governance Report *(continued)*

<table>
<tr><th>Code Ref.</th><th>Code Provisions</th><th>Compliance</th><th>Corporate Governance Practices</th></tr>
<tr><td>C.2.1
(cont'd)</td><td></td><td></td><td>• Proper controls are in place for the recording of complete, accurate and timely accounting and management information. Regular reviews and audits are carried out to ensure that the preparation of financial statements is carried out in accordance with generally accepted accounting principles, the Group's accounting policies and applicable laws and regulations.
• The Internal Control Self Assessment process is established that requires the senior management in each material business unit to annually assess the effectiveness of controls over the reliability of financial reporting, effectiveness and efficiency of operations and compliance with applicable laws and regulations and the related risks.
• The Internal Audit Department provides an independent appraisal of the Group's financial and operational activities, and makes constructive recommendations to the relevant management for necessary actions.
The Internal Audit Department carries out annual risk assessment on each audit area and derives a yearly audit plan according to their risk ratings. The audit plan is reviewed and endorsed by the audit committee of the Company ("Audit Committee"). In addition to its agreed schedule of work, the Internal Audit Department conducts other review and investigative work as may be required. The results of internal audit reviews and agreed action plans in response to the Internal Audit Department's recommendations are reported to the Executive Directors and Audit Committee periodically. The Internal Audit Department also follows up the corrective actions to ensure that satisfactory controls are maintained.
• Reports from the external auditor, Messrs. Deloitte Touche Tohmatsu ("Deloitte"), on internal controls and relevant financial reporting matters, are presented to the Audit Committee and management.
• The Board, through the Audit Committee, has conducted an annual review of the effectiveness of the system of internal control of the Company and its subsidiaries and considers it is adequate and effective. The review covers all material controls, including financial, operational and compliance controls and risk management functions. The Board is not aware of any significant areas of concern which may affect the shareholders. The Board is satisfied that the Group has fully complied with the code provisions on internal controls as set forth in the Code on CG Practices.</td></tr>
<tr><td>C.2.2</td><td>The board's annual review should, in particular, consider the adequacy of resources, qualifications and experience of staff of the company's accounting and financial reporting function, and their training programmes and budget.</td><td>√</td><td>• The Board, through the Audit Committee and with the appraisal performed by the Internal Audit Department, reviewed the adequacy of resources, qualifications and experience of staff of the Company's accounting and financial reporting function, and their training programmes and budget at the Board meeting held in March 2010 and noted that the Company has been in compliance with the Code Provision for the year 2009. Please also refer to C.3.3 of Part I.</td></tr>
<tr><td>C.3</td><td colspan="3">Audit Committee
Corporate Governance Principle
The Board should establish formal and transparent arrangements for considering how it will apply the financial reporting and internal control principles and for maintaining an appropriate relationship with the Company's auditors.</td></tr>
<tr><td>C.3.1</td><td>– Full minutes of audit committee meetings should be kept by a duly appointed secretary of the meeting.
– Draft and final versions of minutes for all members of the audit committee to comment and to keep records within a reasonable time after the meeting</td><td>√
√</td><td>• Minutes drafted by the Company Secretary are circulated to members of the Audit Committee within a reasonable time after each meeting.
• Audit Committee meetings were held in March and August 2009. Details of the attendance records of members of the Audit Committee are as follows:
Members of the Audit Committee — Attendance
CHEONG Ying Chew, Henry (Chairman of the Audit Committee) — 2/2
KWOK Tun-li, Stanley — 2/2
HUNG Siu-lin, Katherine — 2/2
Note: The members of the Audit Committee may attend meetings in person, by phone or through other means of electronic communication or by their alternates in accordance with the Company's Articles of Association.</td></tr>
</table>

<table>
<tr><th>Code Ref.</th><th>Code Provisions</th><th>Compliance</th><th>Corporate Governance Practices</th></tr>
<tr><td>C.3.1
(cont'd)</td><td></td><td></td><td>• The following is a summary of the work of the Audit Committee during 2009:
1. Review of the financial reports for 2008 annual results and 2009 interim results;
2. Review of the findings and recommendations of the Internal Audit Department on the work of various departments and related companies;
3. Review of the effectiveness of the internal control system;
4. Review of the external auditor's audit findings;
5. Review of the auditor's remuneration;
6. Review of risks of different business units and analysis thereof provided by the relevant business units; and
7. Review of the control mechanisms for such risks and advising on action plans for improvement of the situations.
• After due and careful consideration of reports from management and the internal and external auditors, the Audit Committee was of the view that no suspected fraud or irregularities, significant internal control deficiencies, or suspected infringement of laws, rules, or regulations had been found, and concluded at the meeting held on 26th March, 2010 that the system of internal controls was adequate and effective.
• On 26th March, 2010, the Audit Committee met to review the Group's 2009 consolidated financial statements, including the accounting principles and practices adopted by the Group, in conjunction with the Company's external auditor. After review and discussions with the management, internal auditor and external auditor, the Audit Committee endorsed the accounting treatment adopted by the Company, and the Audit Committee had to the best of its ability assured itself that the disclosure of the financial information in the 2009 Annual Report complied with the applicable accounting standards and Appendix 16 to the Listing Rules. The Audit Committee therefore recommended the Board's approval of the consolidated financial statements for the year ended 31st December, 2009.
• The Audit Committee also recommended to the Board the re-appointment of Deloitte as the Company's external auditor for 2010 and that the related resolution shall be put forth for shareholders' consideration and approval at the 2010 annual general meeting.
• The Group's Annual Report for the year ended 31st December, 2009 has been reviewed by the Audit Committee.</td></tr>
<tr><td>C.3.2</td><td>A former partner of existing auditing firm shall not act as a member of the committee for 1 year after he ceases to be a partner of or to have any financial interest in, the firm, whichever is the later.</td><td>√</td><td>• No member of the Audit Committee is a former partner of the existing auditing firm of the Company during the one year after he/she ceases to be a partner of the auditing firm.</td></tr>
<tr><td>C.3.3</td><td>Terms of reference of the audit committee should include:
– recommendation to the board on the appointment and removal of external auditor and approval of their terms of engagement
– review and monitor external auditor's independence and effectiveness of audit process
– review of financial information of the company
– oversight of the company's financial reporting system and internal control procedures, including the adequacy of resources, qualifications and experience of staff of the company's accounting and financial reporting function, and their training programmes and budget</td><td>√</td><td>• The terms of reference of the Audit Committee, which follow closely the requirements of the Code Provisions and have been modified from time to time and adopted by the Board, are posted on the Company's website.</td></tr>
</table>

Corporate Governance Report *(continued)*

Code Ref.	Code Provisions	Compliance	Corporate Governance Practices
C.3.4	The audit committee should make available its terms of reference, explaining its role and the authority delegated to it by the board.	√	• The Listing Rules require every listed issuer to establish an audit committee comprising at least three members who must be non-executive directors only, and the majority thereof must be independent non-executive directors, at least one of whom must have appropriate professional qualifications, or accounting or related financial management expertise. The Company established the Audit Committee in December 1998 with reference to "A Guide for the Formation of an Audit Committee" issued by the Hong Kong Institute of Certified Public Accountants. • In accordance with the requirements of the Code on CG Practices, the terms of reference of the Audit Committee were revised from time to time in terms substantially the same as the provisions set out in the Code on CG Practices. The latest version of the terms of reference of the Audit Committee is available on the Company's website. • The principal duties of the Audit Committee include the review and supervision of the Group's financial reporting system and internal control procedures, review of the Group's financial information and review of the relationship with the external auditor of the Company. Regular meetings have been held by the Audit Committee since its establishment. • The Audit Committee comprises three Independent Non-executive Directors, namely, Mr. Cheong Ying Chew, Henry (Chairman of the Audit Committee), Mr. Kwok Tun-li, Stanley and Ms. Hung Siu-lin, Katherine, held two meetings during the year.
C.3.5	Where the board disagrees with the audit committee's view on the selection, appointment, resignation or dismissal of the external auditors, the company should include in the Corporate Governance Report a statement from the audit committee explaining its recommendation and also the reason(s) why the board has taken a different view.	N/A	• The Audit Committee recommended to the Board that, subject to shareholders' approval at the forthcoming annual general meeting, Deloitte be re-appointed as the Company's external auditor for 2010. • For the year ended 31st December, 2009, the external auditor of the Company received approximately HK$6 million for audit services and HK$1 million for tax and other services.
C.3.6	The audit committee should be provided with sufficient resources to discharge its duties.	√	• The Audit Committee has been advised that the Company Secretary can arrange independent professional advice at the expense of the Company should the seeking of such advice be considered necessary by the Audit Committee.
D.	**DELEGATION BY THE BOARD**		
D.1	**Management functions** ***Corporate Governance Principle*** *The Company should have a formal schedule of matters specifically reserved to the Board and those delegated to management.*		
D.1.1	When the board delegates aspects of its management and administration functions to management, it must at the same time give clear directions as to the powers of management, in particular, with respect to the circumstances where management should report back and obtain prior approval from the board before making decisions or entering into any commitments on behalf of the company.	√	• Executive Directors are in charge of different businesses and functional divisions in accordance with their respective areas of expertise. • Please refer to the Management Structure Chart set out on page 79. • For matters or transactions of a material nature, the same will be referred to the Board for approval. • For matters or transactions of a magnitude requiring disclosure under the Listing Rules or other applicable rules or regulations, appropriate disclosure will be made and where necessary, circular will be prepared and shareholders' approval will be obtained in accordance with the requirements of the applicable rules and regulations.
D.1.2	Formalise functions reserved to the board and those delegated to management and to review those arrangements on a periodic basis to ensure that they remain appropriate to the needs of the company.	√	• The Board, led by the Chairman, is responsible for the Group's future development directions; overall strategies and policies; evaluation of the performance of the Group and the management; and approval of matters that are of a material or substantial nature. • Under the leadership of the Managing Director, management is responsible for the day-to-day operations of the Group.

Code Ref.	Code Provisions	Compliance	Corporate Governance Practices
D.2	**Board Committees** ***Corporate Governance Principle*** *Board Committees should be formed with specific written terms of reference which deal clearly with the committees' authority and duties.*		
D.2.1	Where board committees are established to deal with matters, the board should prescribe sufficiently clear terms of reference to enable such committees to discharge their functions properly.	√	• Two Board Committees, namely, Audit Committee and Remuneration Committee, have been established with specific terms of reference as mentioned in C.3.3 and B.1.3 of Part I above.
D.2.2	The terms of reference of board committees should require such committees to report back to the board on their decisions or recommendations, unless there are legal or regulatory restrictions on their ability to do so (such as a restriction on disclosure due to regulatory requirements).	√	• Board Committees report to the Board of their decisions and recommendations at the Board meetings.
E.	**COMMUNICATION WITH SHAREHOLDERS**		
E.1	**Effective communication** ***Corporate Governance Principle*** *The Board should endeavour to maintain an on-going dialogue with shareholders and in particular, use annual general meetings or other general meetings to communicate with shareholders and encourage their participation.*		
E.1.1	In respect of each substantially separate issue at a general meeting, a separate resolution should be proposed by the chairman of that meeting.	√	• Separate resolutions are proposed at the general meetings of the Company on each substantially separate issue, including the election of individual directors.
E.1.2	– The chairman of the board should attend the annual general meeting and arrange for the chairmen of the audit, remuneration and nomination committees (as appropriate) or in the absence of the chairman of such committees, another member of the committee to be available to answer questions at the annual general meeting. – The chairman of the independent board committee (if any) should also be available to answer questions at any general meeting to approve a connected transaction or any other transaction that is subject to independent shareholders' approval.	√ √	• In 2009, the Chairman of the Board, Chairman of the Audit Committee and Chairman of the Remuneration Committee attended the annual general meeting and were available to answer questions. • The Company establishes different communication channels with shareholders and investors, including (i) printed copies of corporate communications (including but not limited to annual reports, interim reports, notices of meetings, circulars and proxy forms) required under the Listing Rules, and shareholders can select to receive such documents by electronic means; (ii) the annual general meeting provides a forum for shareholders to raise comments and exchange views with the Board; (iii) updated and key information on the Group is available on the website of the Company; (iv) the Company's website offers a communication channel between the Company and its shareholders and stakeholders; (v) regular press conferences and briefing meetings with analysts are arranged from time to time to update interested parties on the performance of the Group; (vi) the Company's Registrar deal with shareholders for share registration and related matters; and (vii) Corporate Affairs Department of the Company handles enquiries from shareholders, and investors generally.
E.1.3	The company should arrange for the notice to shareholders to be sent in the case of annual general meeting at least 20 clear business days before the meeting and to be sent at least 10 clear business days in the case of all other general meetings.	√	• The Company's notice to shareholders for the 2009 annual general meeting of the Company was sent at least 20 clear business days before the meeting.

Corporate Governance Report *(continued)*

Code Ref.	Code Provisions	Compliance	Corporate Governance Practices
E.2	**Voting by poll** ***Corporate Governance Principle*** *The Company should ensure that shareholders are familiar with the detailed procedures for conducting a poll.*		
E.2.1	The chairman of a meeting should at the commencement of the meeting ensure that an explanation is provided of the detailed procedures for conducting a poll and then answer any questions from shareholders regarding voting by way of a poll.	√	• At the 2009 annual general meeting, the Chairman of the meeting explained the detailed procedures for conducting a poll, and answered questions from shareholders. • At the 2009 annual general meeting, the Chairman of the meeting exercised his power under the Articles of Association of the Company to put each resolution set out in the notice to be voted by way of a poll. • Representatives of the Share Registrar of the Company were appointed as scrutineers to monitor and count the poll votes cast at the annual general meeting. • Since the Company's 2003 annual general meeting, all the resolutions put to vote at the Company's general meetings were taken by poll. • Poll results were announced at the adjourned meeting and were posted on the websites of the Company and the Stock Exchange.

II. Recommended Best Practices

Recommended Best Practice Ref.	Recommended Best Practices	Comply ("C")/ Explain ("E")	Corporate Governance Practices
A.	**DIRECTORS**		
A.1	**The Board** ***Corporate Governance Principle*** *The Board should assume responsibility for leadership and control of the Company; and is collectively responsible for directing and supervising the Company's affairs.*		
A.1.9	Arrange appropriate insurance cover in respect of legal action against the directors	C	• The Company has arranged appropriate Directors and Officers liability insurance coverage for its Directors and officers since 1st July, 1991 including the year 2009/2010.
A.1.10	Board committees should adopt, so far as practicable, the principles, procedures and arrangements set out in A.1.1 to A.1.8.		
	A.1.1 Regular board meetings should be held at least four times a year involving active participation, either in person or through other electronic means of communication, of majority of directors.	E	• The Company has an Audit Committee and a Remuneration Committee. • Based on available data and information, the Company is not satisfied that quarterly review by the Audit Committee would bring meaningful benefit to the shareholders. Meetings between the Chairman and the Non-executive Directors (including the Independent Non-executive Directors) without the presence of Executive Directors were held two times a year at which ample opportunity was provided for reflection of their views and comments to the Board. • Apart from the Audit Committee, the Company has a Remuneration Committee. The principal responsibility of the Remuneration Committee is to make recommendations to the Board on the Company's policy and structure for the remuneration of its Directors and senior management, which, in line with normal market practice, are only subject to review on an annual basis. It is therefore not necessary for the Remuneration Committee to have four meetings a year as recommended. • The Remuneration Committee held two meetings in respect of the year of 2009. The meeting held in November 2009 was to provide the Remuneration Committee with an overview of the job market conditions and trends for the year, and the meeting held in December 2009 was to review, consider and endorse the remuneration packages proposed for the Executive Directors of the Company.
	A.1.2 All directors are given an opportunity to include matters in the agenda for regular board meetings.	C	• All members of the Board Committees are consulted as to whether they may want to include any matter in the agenda before the agenda for each Board Committee meeting is issued.
	A.1.3 – At least 14 days notice for regular board meetings	C	• Regular Board Committee meetings in a particular year are usually scheduled towards the end of the immediately preceding year to give all Board Committee members adequate time to plan their schedules to attend the meetings.
	– Reasonable notice for other board meetings	C	• At least 14 days formal notice would be given before each Board Committee meeting. • According to the Company's Articles of Association, a Board Committee member may waive notice of the relevant Board Committee meeting and any such waiver may be prospective or retrospective.
	A.1.4 All directors should have access to the advice and services of the company secretary with a view to ensuring that board procedures, and all applicable rules and regulations, are followed.	C	• Board Committee members have access to the Company Secretary and key officers of the Company Secretarial Department who are responsible to the Board Committees for ensuring that Board Committee procedures, and all applicable rules and regulations, are followed.

Corporate Governance Report *(continued)*

Recommended Best Practice Ref.	Recommended Best Practices	Comply ("C")/ Explain ("E")	Corporate Governance Practices
A.1.10 (cont'd)	A.1.5 – Minutes of board meetings and meetings of board committees should be kept by a duly appointed secretary of the meeting.	C	• The Company Secretary prepares minutes/written resolutions and keeps records of substantive matters discussed and decisions resolved at Board Committee meetings. • Board Committee minutes/written resolutions are sent to all Board Committee members within a reasonable time (generally within 14 days) after each Board Committee meeting.
	– Such minutes should be open for inspection at any reasonable time on reasonable notice by any director.	C	• Board Committee minutes/written resolutions are available for inspection by Board Committee members.
	A.1.6 – Minutes of board meetings and meetings of board committees should record in sufficient detail the matters considered by the board and decisions reached.	C	• The minutes of the Board Committees record in sufficient detail the matters considered by the Board Committees and decisions reached. • Board Committee members are given an opportunity to comment on the draft Board Committee minutes. • Final version of Board Committee minutes is placed on record within a reasonable time after the Board Committee meeting.
	– Draft and final versions of board minutes for all directors to comment and to keep records within a reasonable time after the board meeting	C	
	A.1.7 – A procedure agreed by the board to enable directors, upon reasonable request, to seek independent professional advice in appropriate circumstances, at the company's expense	C	• Board Committee members have been advised that the Company Secretary can arrange independent professional advice at the expense of the Company should such advice be considered necessary by any Board Committee member.
	– The board should resolve to provide separate independent professional advice to directors to assist the relevant director or directors to discharge his/her duties to the company.	C	
	A.1.8 – If a substantial shareholder or a director has a conflict of interest in a matter to be considered by the board which the board has determined to be material, the matter should not be dealt with by way of circulation or by a committee but a board meeting should be held.	C	• Board Committee members must declare his/her interest in the matters to be considered by the Board Committee, if applicable. • In case of conflict of interests, relevant Directors will refrain from voting. Mr. Li Ka-shing, the Chairman of the Board, is also the Chairman of the Remuneration Committee. He refrained from voting at decisions made in respect of his own remuneration package.
	– Independent non-executive directors who, and whose associates, have no material interest in the transaction should be present at such board meeting.	C	

Recommended Best Practice Ref.	Recommended Best Practices	Comply ("C")/ Explain ("E")	Corporate Governance Practices
A.2	**Chairman and Chief Executive Officer** ***Corporate Governance Principle*** *There should be a clear division of responsibilities between the Chairman and the Managing Director of the Company to ensure a balance of power and authority.*		
A.2.4	– Chairman to provide leadership for the board – The chairman should ensure that the board works effectively and discharges its responsibilities, and that all key and appropriate issues are discussed by the board in a timely manner. – The chairman should be primarily responsible for drawing up and approving the agenda for each board meeting taking into account, where appropriate, any matters proposed by the other directors for inclusion in the agenda. The chairman may delegate such responsibility to a designated director or the company secretary.	C C C	• The Chairman of the Board is an Executive Director who is responsible for the leadership and effective running of the Board. • The Chairman determines the broad strategic direction of the Group in consultation with the Board and is responsible for the high-level oversight of management. • The Board meets regularly and held meetings in March, May, August and November 2009. • With the support of the Executive Directors and the Company Secretary, the Chairman ensures that all Directors are properly briefed on all key and appropriate issues on a timely manner. • The Company Secretary assists the Chairman in preparing the agenda for each Board meeting and ensures that, where applicable, matters proposed by other Directors are included in the agenda; and that all applicable rules and regulations are followed.
A.2.5	The chairman should take responsibility for ensuring that good corporate governance practices and procedures are established.	C	• The Board as a whole and the management of the Company are committed to the maintenance of good corporate governance practices and procedures.
A.2.6	The chairman should encourage all directors to make a full and active contribution to the board's affairs and take the lead to ensure that the board acts in the best interests of the company.	C	• Please refer to A.2.4 and A.2.5 of Part II above for the details.
A.2.7	The chairman should at least annually hold meetings with the non-executive directors (including independent non-executive directors) without the executive directors present.	C	• In addition to regular Board meetings, the Chairman had meetings with the Non-executive Directors (including the Independent Non-executive Directors) without the presence of the Executive Directors in May and November 2009. Please refer to A.2.2 of Part I above for details of attendance records.
A.2.8	The chairman should ensure that appropriate steps are taken to provide effective communication with shareholders and that views of shareholders are communicated to the board as a whole.	C	• The Company establishes different communication channels with shareholders and investors as set out in E.1.2 of Part I above.
A.2.9	The chairman should facilitate the effective contribution of non-executive directors in particular and ensure constructive relations between executive and non-executive directors.	C	• Please refer to A.2.4 and A.2.5 of Part II above for the details.

Corporate Governance Report *(continued)*

Recommended Best Practice Ref.	Recommended Best Practices	Comply ("C")/ Explain ("E")	Corporate Governance Practices
A.3	**Board composition** *Corporate Governance Principle* *The Board should have a balance of skills and experience appropriate for the requirements of the business of the Company and should include a balanced composition of Executive and Non-executive Directors so that independent judgement can effectively be exercised.*		
A.3.2	The company should appoint independent non-executive directors representing at least one-third of the board.	C	• The Board consists of a total of twenty Directors, comprising eight Executive Directors, five Non-executive Directors and seven Independent Non-executive Directors. More than one-third of the Board are Independent Non-executive Directors of which more than one have appropriate professional qualifications, or accounting or related financial management expertise.
A.3.3	The company should maintain on its website an updated list of its directors identifying their role and function and whether they are independent non-executive directors.	C	• The Company maintains on its website an updated list of its Directors together with their biographical information, and identifies whether they are independent non-executive directors. The Company has also posted on its website the Terms of Reference of the Board Committees to enable the shareholders to understand the role played by those Independent Non-executive Directors who serve on the relevant Board Committees.
		E	• The Company is of the view that Executive Directors are collectively in charge of the overall executive functions of the Group as a team for the purposes of efficiency and effectiveness, and hence it is neither appropriate nor meaningful to identify on its website the role and function of its individual Executive Directors.
A.4	**Appointments, re-election and removal** *Corporate Governance Principle* *There should be a formal, considered and transparent procedure for the appointment of new Directors and plans in place for orderly succession for appointments to the Board. All Directors should be subject to re-election at regular intervals.*		
A.4.3	– If an independent non-executive director serves more than 9 years, any further appointment of such independent non-executive director should be subject to a separate resolution to be approved by shareholders. – The board should set out to shareholders in the papers accompanying a resolution to elect such an independent non-executive director the reasons they believe that the individual continues to be independent and why he should be re-elected.	C C	• Each Independent Non-executive Director who was subject to retirement by rotation was appointed by a separate resolution in the Company's annual general meeting. Each Independent Non-executive Director who was eligible for re-election at the annual general meeting had made a confirmation of independence pursuant to Rule 3.13 of the Listing Rules. The Company had expressed the view in its circular that each Independent Non-executive Director who was eligible for re-election had met the independence guidelines set out in Rule 3.13 of the Listing Rules and was independent in accordance with the terms of the guidelines. While in accordance with the recommended best practices, the Company has to include its own recommendation in the circular to explain why a particular candidate should be re-elected, as their relevant credentials have been included in the circular for the shareholders' information, the Company opines that it is more important for the shareholders themselves to make their own independent decision on whether to approve a particular re-election or not.
A.4.4 – A.4.8	– The company should establish a nomination committee. A majority of the members of the nomination committee should be independent non-executive directors. – The nomination committee should be established with specific written terms of reference which deal clearly with the committee's authority and duties.	E	• The Company does not have a nomination committee. The Board as a whole is responsible for the appointment of new Directors and the nomination of Directors for re-election by shareholders at the general meeting of the Company. Under the Company's Articles of Association, the Board may from time to time appoint a Director either to fill a casual vacancy or as an addition to the Board. Any such new Director shall hold office until the next following general meeting of the Company (in the case of filling a casual vacancy) or until the next following annual general meeting of the Company (in the case of an addition to the Board) and shall then be eligible for re-election at the same general meeting.

Recommended Best Practice Ref.	Recommended Best Practices	Comply ("C")/ Explain ("E")	Corporate Governance Practices
A.4.4 – A.4.8 (cont'd)	– It is recommended that the nomination committee should discharge the following duties:– (a) review the structure, size and composition (including the skills, knowledge and experience) of the board on a regular basis and make recommendations to the board regarding any proposed changes; (b) identify individuals suitably qualified to become board members and select or make recommendations to the board on the selection of, individuals nominated for directorships; (c) assess the independence of independent non-executive directors; and (d) make recommendations to the board on relevant matters relating to the appointment or re-appointment of directors and succession planning for directors in particular the chairman and the chief executive officer.		• At present, the Company does not consider it necessary to have a nomination committee as the full Board is responsible for reviewing the structure, size and composition of the Board from time to time to ensure that it has a balanced composition of skills and experience appropriate for the requirements of the businesses of the Company, and the Board as a whole is also responsible for reviewing the succession plan for the Directors, in particular the Chairman and the Managing Director. • Under the Company's Articles of Association, the Board may from time to time appoint a Director either to fill a casual vacancy or as an addition to the Board. The Company adopts a formal, considered and transparent procedure for the appointment of new Directors. Before a prospective Director's name is formally proposed, the opinions of the existing Directors (including the Independent Non-executive Directors) are sought. After considering the proposal for the appointment of a new Director, the Board as a whole will make the final decision. • The Board as a whole is responsible for assessing the independence of the Independent Non-executive Directors according to the relevant rules and requirements under the Listing Rules. The Company is of the view that all Independent Non-executive Directors meet the independence guidelines set out in the relevant requirements of the Listing Rules and are independent in accordance with the terms of the guidelines.
	– The nomination committee should make available its terms of reference explaining its role and the authority delegated to it by the board.		
	– The nomination committee should be provided with sufficient resources to discharge its duties.		
	– Where the board proposes a resolution to elect an individual as an independent non-executive director at the general meeting, it should set out in the circular to shareholders and/or explanatory statement accompanying the notice of the relevant general meeting why they believe the individual should be elected and the reasons why they consider the individual to be independent.		• Please refer to A.4.3 of Part II above for the details.

Corporate Governance Report *(continued)*

<table>
<tr><th>Recommended Best Practice Ref.</th><th>Recommended Best Practices</th><th>Comply ("C")/ Explain ("E")</th><th>Corporate Governance Practices</th></tr>
<tr><td>A.5</td><td colspan="3">Responsibilities of directors

Corporate Governance Principle
Every Director is required to keep abreast of responsibilities as a Director of the Company and of the conduct, business activities and development of the Company.</td></tr>
<tr><td>A.5.5</td><td>All directors should participate in a programme of continuous professional development to develop and refresh their knowledge and skills to help ensure that their contribution to the board remains informed and relevant. The company should be responsible for arranging and funding a suitable development programme.</td><td>C</td><td>• The Company regularly reminds all Directors of their functions and responsibilities. Through regular Board meetings and the circulation of written resolutions, memos and board papers, all Directors are kept abreast of the conduct, business activities and development of the Company.
• A package compiled and reviewed by the Company's legal advisers setting out the duties and responsibilities of directors under the Listing Rules, the Companies Ordinance and other related ordinances and relevant regulatory requirements of Hong Kong is provided to each newly appointed Director. A revised information package comprising the latest developments in laws, rules and regulations relating to the duties and responsibilities of directors will be forwarded to each Director from time to time for his/her information and ready reference. "A Guide on Directors' Duties" (previously known as "Non-statutory Guidelines on Directors' Duties") issued by the Companies Registry of Hong Kong has been forwarded to each Director for his/her information and ready reference.
• Memos are issued from time to time to keep Directors up to date with legal and regulatory changes and matters of relevance to the Directors in the discharge of their duties.
• Seminars are organised from time to time at which distinguished professionals are invited to present to the Directors on subjects relating to directors' duties and corporate governance, etc.</td></tr>
<tr><td>A.5.6</td><td>Each director should disclose to the company at the time of his appointment, and on a periodic basis, the number and nature of offices held in public companies or organisations and other significant commitments, with the identity of the public companies or organisations and an indication of the time involved. The board should determine for itself how frequently such disclosure should be made.</td><td>C</td><td>• The Directors have disclosed to the Company at the time of their appointment and from time to time thereafter the number and nature of offices held in public companies or organisations and other significant commitments, identifying the public companies or organisations involved.</td></tr>
<tr><td>A.5.7</td><td>Non-executive directors, as equal board members, should give the board and any committees on which they serve such as the audit, remuneration or nomination committees the benefit of their skills, expertise and varied backgrounds and qualifications through regular attendance and active participation. They should also attend general meetings and develop a balanced understanding of the views of shareholders.</td><td>C</td><td>• There is satisfactory attendance at Board meetings, Board Committee meetings, the meetings between the Chairman and the Non-executive Directors (including the Independent Non-executive Directors) and the general meeting during the year. Please refer to A.1.1, A.2.2, B.1.1 and C.3.1 of Part I above for details of attendance records.
• Extent of participation and contribution should be viewed both quantitatively and qualitatively.</td></tr>
<tr><td>A.5.8</td><td>Non-executive directors should make a positive contribution to the development of the company's strategy and policies through independent, constructive and informed comments.</td><td>C</td><td>• There is satisfactory attendance at Board meetings, Board Committee meetings, the meetings between the Chairman and the Non-executive Directors (including the Independent Non-executive Directors) and the general meeting during the year. Please refer to A.1.1, A.2.2, B.1.1 and C.3.1 of Part I above for details of attendance records.</td></tr>
<tr><td>A.6</td><td colspan="3">Supply of and access to information

Corporate Governance Principle
Directors should be provided in a timely manner with appropriate information in such form and of such quality as will enable them to make an informed decision and to discharge their duties and responsibilities as Directors of the Company.</td></tr>
<tr><td colspan="4">There is no recommended best practice under Section A.6 in the Code on CG Practices.</td></tr>
</table>

Recommended Best Practice Ref.	Recommended Best Practices	Comply ("C")/ Explain ("E")	Corporate Governance Practices
B.	**REMUNERATION OF DIRECTORS AND SENIOR MANAGEMENT**		
B.1	**The level and make-up of remuneration and disclosure** *Corporate Governance Principle* *There should be a formal and transparent procedure for setting policy on Executive Directors' remuneration and for fixing the remuneration packages for all Directors.*		
B.1.6	A significant proportion of executive directors' remuneration should be structured so as to link rewards to corporate and individual performance.	C	• A significant proportion of Executive Directors' remuneration has been structured so as to link rewards to corporate and individual performance in 2009. Please refer to note (4) in the Notes to Financial Statements for details of discretionary bonus.
B.1.7	The company should disclose details of any remuneration payable to members of senior management, on an individual and named basis, in their annual reports and accounts.	E	• The remuneration payable to senior management represents only a small portion of the turnover and profits of the Company. As a matter of practice, disclosing details of the remuneration payable to senior management on an individual basis does not bring significant benefits or provide useful information to the shareholders.
B.1.8	Where the board resolves to approve any remuneration or compensation arrangements which the remuneration committee has previously resolved not to approve, the board must disclose the reasons for its resolution in its next annual report.	N/A	• The Board has never approved any remuneration or compensation arrangements which have previously been rejected by the Remuneration Committee.
C.	**ACCOUNTABILITY AND AUDIT**		
C.1	**Financial reporting** *Corporate Governance Principle* *The Board should present a balanced, clear and comprehensible assessment of the Company's performance, position and prospects.*		
C.1.4 – C.1.5	– The company should announce and publish quarterly financial results within 45 days after the end of the relevant quarter, disclosing such information as would enable shareholders to assess the performance, financial position and prospects of the company. Any such quarterly financial reports should be prepared using the accounting policies applied to the company's half-year and annual accounts.	E	• The Company issued half-yearly financial results within 3 months after the end of the relevant period, and annual financial results within 4 months after the end of the relevant year. In addition, all significant and price-sensitive transactions have been announced and disclosed in accordance with the Listing Rules during the year. The shareholders of the Company are therefore able to assess the performance, financial position and prospects of the Company. The Company does not consider it necessary, nor is it in the interests of the Company and its shareholders, to issue quarterly financial results. This would result in incurring costs disproportionate to any additional benefits to the shareholders. • Quarterly financial reports may not fairly reflect the actual performance of the Company given that the development cycle of property projects often spans a period of three to five years.
	– Once the company decides to announce and publish its quarterly financial results, it should continue to adopt quarterly reporting for each of the first 3 and 9 months periods of subsequent financial years. Where the company decides not to announce and publish its financial results for a particular quarter, it should publish an announcement to disclose the reason(s) for such decision.	E	

Corporate Governance Report *(continued)*

Recommended Best Practice Ref.	Recommended Best Practices	Comply ("C")/ Explain ("E")	Corporate Governance Practices
C.2	**Internal controls** ***Corporate Governance Principle*** *The Board should ensure that the Company maintains sound and effective internal controls to safeguard the shareholders' investment and the Company's assets.*		
C.2.3	The board's annual review should, in particular, consider: – the changes since the last annual review in the nature and extent of significant risks, and the company's ability to respond to changes in its business and the external environment;	C	• The Board, through the Audit Committee, reviews annually the effectiveness of system of internal control of the Company and its subsidiaries, such review considers: – the changes in the significant risks since the last review, and the Company's ability to respond to changes in its business and the external environment; – the management's ongoing monitoring of risks and the system of internal control, and the work of the internal audit function; – the communication of the monitoring results to the Board that enables it to build up a cumulative assessment of the state of control in the Company and the effectiveness of the risk management; – any incidence of significant control failings or weaknesses identified and the extent to which they have caused unforeseeable outcomes or contingencies that had or might have material impact on the Company's financial performance or condition; and – the effectiveness of the Company's processes relating to financial reporting and Listing Rules compliance.
	– the scope and quality of management's ongoing monitoring of risks and of the system of internal control, and where applicable, the work of its internal audit function and other providers of assurance;	C	
	– the extent and frequency of the communication of the results of the monitoring to the board (or board committee(s)) which enables it to build up a cumulative assessment of the state of control in the company and the effectiveness with which risk is being managed;	C	
	– the incidence of significant control failings or weakness that has been identified at any time during the period and the extent to which they have resulted in unforeseen outcomes or contingencies that have had, could have had, or may in the future have, a material impact on the company's financial performance or conditions; and	C	
	– the effectiveness of the company's processes relating to financial reporting and Listing Rule compliance.	C	
C.2.4	The company should disclose as part of the Corporate Governance Report a narrative statement how they have complied with the code provisions on internal control during the reporting period. The disclosures should also include the following items: – the process that the company has applied for identifying, evaluating and managing the significant risks faced by it;	C	• In the Corporate Governance Report, the Company, in particular item C.2.1 of Part I, discloses: – the process of identifying, evaluating and managing the significant risks; – any additional information to assist understanding of the risk management processes and internal control system; – an acknowledgement by the Board that it is responsible for the internal control system and for reviewing its effectiveness; – the process applied in reviewing the effectiveness of internal control system; and – the process applied to deal with material internal control aspects of any significant problems disclosed in its Annual Reports and Financial Statements.

Recommended Best Practice Ref.	Recommended Best Practices	Comply ("C")/ Explain ("E")	Corporate Governance Practices
C.2.4 (cont'd)	– any additional information to assist understanding of the company's risk management processes and system of internal control;	C	
	– an acknowledgement by the board that it is responsible for the company's system of internal control and for reviewing its effectiveness;	C	
	– the process that the company has applied in reviewing the effectiveness of the system of internal control; and	C	
	– the process that the company has applied to deal with material internal control aspects of any significant problems disclosed in its annual reports and accounts.	C	
C.2.5	The company should ensure that their disclosures provide meaningful information and do not give a misleading impression.	C	• The Company aims to ensure disclosures provide meaningful information and do not give a misleading impression.
C.2.6	The company without an internal audit function should review the need for one on an annual basis and should disclose the outcome of such review in the company's Corporate Governance Report.	N/A	• Please refer to C.2 of Part I above for the details.
C.3	**Audit Committee** ***Corporate Governance Principle*** *The Board should establish formal and transparent arrangements for considering how it will apply the financial reporting and internal control principles and for maintaining an appropriate relationship with the Company's auditors.*		
C.3.7	The terms of reference of the audit committee should also require the audit committee:		• The Company has issued an employee's handbook to its staff, which contains the mechanism for employees to raise any questions they may have to their department head and to the human resources and administration department for necessary action (whether these relate to their career development or any other grievances and complaints they may have). The Company considers such mechanisms to be sufficient to ensure that there is a channel for employees to have a direct communication with the management of the Company.
	– to review arrangements by which employees of the company may, in confidence, raise concerns about possible improprieties in financial reporting, internal control or other matters. The audit committee should ensure that proper arrangements are in place for the fair and independent investigation of such matters and for appropriate follow-up action; and	E	
	– to act as the key representative body for overseeing the company's relation with the external auditor.	C	

Corporate Governance Report *(continued)*

Recommended Best Practice Ref.	Recommended Best Practices	Comply ("C")/ Explain ("E")	Corporate Governance Practices
D.	**DELEGATION BY THE BOARD**		
D.1	**Management functions** *Corporate Governance Principle* *The Company should have a formal schedule of matters specifically reserved to the Board and those delegated to management.*		
D.1.3	The company should disclose the division of responsibility between the board and management to assist those affected by corporate decisions to better understand the respective accountabilities and contributions of the board and management.	C	• Please refer to the Management Structure Chart set out on page 79.
D.1.4	Directors should clearly understand delegation arrangements in place. To that end, the company should have formal letters of appointment for directors setting out the key terms and conditions relative to their appointment.	E	• It is not the Company's practice to have formal letters of appointment for its Directors. Nevertheless, Directors clearly understand their duties to the Company, to which they are collectively and individually responsible for. In addition, part of these duties relate to fiduciary duties, duties of skill, care and diligence established under common law over a long period of time, and it is not feasible to attempt to formulate these comprehensively in writing. The difficulty in reducing these comprehensively into written form may be inferred by the fact that, currently, directors' duties are set out in non-statutory guidelines issued by the Companies Registry instead of being provided for in the Companies Ordinance. To have a formal letter of appointment may also lead to inflexibility.
D.2	**Board Committees** *Corporate Governance Principle* *Board Committees should be formed with specific written terms of reference which deal clearly with the committees' authority and duties.*		
There is no recommended best practice under Section D.2 in the Code on CG Practices.			
E.	**COMMUNICATION WITH SHAREHOLDERS**		
E.1	**Effective communication** *Corporate Governance Principle* *The Board should endeavour to maintain an on-going dialogue with shareholders and in particular, use annual general meetings or other general meetings to communicate with shareholders and encourage their participation.*		
There is no recommended best practice under Section E.1 in the Code on CG Practices.			
E.2	**Voting by poll** *Corporate Governance Principle* *The Company should ensure that shareholders are familiar with the detailed procedures for conducting a poll.*		
There is no recommended best practice under Section E.2 in the Code on CG Practices.			

Management Structure Chart


BOARD OF DIRECTORS
Executive Directors:
LI Ka-shing
LI Tzar Kuoi, Victor
KAM Hing Lam
IP Tak Chuen, Edmond
CHUNG Sun Keung, Davy
PAU Yee Wan, Ezra
WOO Chia Ching, Grace
CHIU Kwok Hung, Justin
Non-executive Directors:
LEUNG Siu Hon
FOK Kin-ning, Canning
Frank John SIXT
CHOW Kun Chee, Roland
George Colin MAGNUS
Independent Non-executive Directors:
KWOK Tun-li, Stanley
YEH Yuan Chang, Anthony
Simon MURRAY
CHOW Nin Mow, Albert
HUNG Siu-lin, Katherine
WONG Yick-ming, Rosanna
CHEONG Ying Chew, Henry
KWAN Chiu Yin, Robert*
Audit Committee
CHEONG Ying Chew, Henry (Chairman)
KWOK Tun-li, Stanley
HUNG Siu-lin, Katherine
Remuneration Committee
LI Ka-shing (Chairman)
KWOK Tun-li, Stanley
WONG Yick-ming, Rosanna
Chairman
LI Ka-shing
Managing Director and Deputy Chairman
LI Tzar Kuoi, Victor
Property Investment & Valuation
Project Development
Sales, Leasing & Building Management
Business Development & Investment
Finance & Accounting
Corporate Strategy
Company Secretarial
Legal
Corporate Affairs
Human Resources & Administration
IT
Internal Audit

* passed away on 6th October, 2009

Highlights of Development Projects

Harbour Plaza 8 Degrees, Kowloon City

A prime model of inspiring creativity

This modern and chic hotel is characterised by a unique twist in its creatively designed lobby, and features 702 well-equipped guestrooms providing comfortable living at great value.









1881 Heritage, Tsim Sha Tsui

A new cultural and shopping landmark

This hotel and commercial development pays tribute to the rich history of Hong Kong by preserving the historic value of the former Marine Police Headquarters while adding functionality to suit modern needs.






IWC


Cartier

Highlight of Development Projects *(continued)*

Festival City, Tai Wai

The value of a prime location

Strategically located in a focal point of three rail lines, this high-quality residential development enjoys easy access to Kowloon, Hong Kong and the China border.







Celestial Heights, Ho Man Tin

A prestigious residence with extraordinary glamour

This luxurious property elevates the standards of premium living by offering residents greater exclusivity through the first-ever high-rise private house concept.







Highlight of Development Projects *(continued)*

Sha Tin Town Lot No. 548, Ma On Shan

A perfect blend of tranquility and bustle

With its prime waterfront location and easy access to the transportation network, this luxurious residence epitomises an enchanting modern lifestyle in a tranquil environment.







Marina Bay Financial Centre, Singapore

An optimal business and residential address

Situated in the heart of the Marina Bay district of Singapore, this contemporary development with a site area of more than 380,000 sq. ft. comprises three Grade A office towers, two residential towers, and retail space.



Schedule of Major Properties

Dated the 31st day of December, 2009

A. PROPERTIES FOR/UNDER DEVELOPMENT

Description	Lot Number/Location	Group's Interest	Approx. Site Area (sq. m.)
Hong Kong			
Conduit 18, Mid-level	I.L. 711 s.A	100.0%	592
Central Park Towers II, Tin Shui Wai	T.S.W.T.L. 24	98.5%	32,870
A site at Hung Shui Kiu	Lot 2064 in D.D. 121	50.0%	16,292
A site at Ma On Shan	S.T.T.L. 548	100.0%	16,440
Meridian Hill, Kowloon Tong	N.K.I.L. 5099	100.0%	4,265
A site at Kowloon Tong	N.K.I.L. 4782	100.0%	4,174
A site at Tuen Mun	T.M.T.L. 334	100.0%	1,220
A site at Mid-level	I.L. 1381 s.A & s.B R.P.	100.0%	1,020
A site at Lai Chi Kok	N.K.M.L. 21	100.0%	2,844
A site at Hung Hom	Various sections and subsections in K.M.L. 53	100.0%	543
A site at Fung Yuen, Tai Po	T.P.T.L. 183	100.0%	126,290
A site at Kwai Chung	K.C.T.L. 157	100.0%	4,645
A site at North Point	I.L. 3319 R.P.	100.0%	697
A site at Aberdeen	A.I.L. 354	100.0%	2,006
A site at Fung Yuen, Tai Po	Various lots in D.D. 11	100.0%	70,277
A site at Yuen Long	Lot 1457 R.P. in D.D. 123 Y.L.	60.0%	799,977
A site at North District	Various lots	100.0%	167,828
Various sites at Yuen Long	Various lots	100.0%	195,561
Various sites at Tai Po	Various lots	100.0%	12,400
The Mainland			
La Grande Ville	Beijing	100.0%	741,823
The Greenwich	Beijing	50.0%	173,779
Shisanling	Beijing	50.0%	256,327
Regency Residence	Changchun	50.0%	133,220
Regency Park	Changchun	50.0%	782,941
Noble Hills	Changsha	50.0%	532,055
Tianning	Changzhou	50.0%	80,598
Le Parc	Chengdu	50.0%	725,933
Regency Oasis	Chengdu	50.0%	373,326
Noble Hills	Chongqing	50.0%	434,148
Cape Coral	Chongqing	47.5%	52,581
Yangjiashan	Chongqing	47.5%	1,041,341
Laguna Verona	Dongguan	49.8%	2,507,881

Approx. Floor Area Attributable to the Group (sq. m.)	Existing Land Use	Stage of Completion	Estimated Date of Completion
2,961	Residential	Interior finishing	April, 2010
68,394	Residential	Interior finishing	June, 2010
24,938	Residential	Superstructure in progress	May, 2011
82,200	Residential	Superstructure in progress	June, 2011
12,795	Residential	Superstructure in progress	June, 2011
4,417	Residential	Foundation work	November, 2011
4,026	Residential	Foundation work	March, 2012
8,141	Residential	Demolition work	December, 2012
23,996	Residential/Commercial	Planning	December, 2012
3,527	Residential/Commercial	Planning	December, 2012
87,356	Residential	Foundation work	July, 2013
24,189	Industrial	Demolition work completed	September, 2013
6,276	Residential	Planning	December, 2014
–	Industrial	Planning	–
–	Agricultural land	Planning	–
–	Agricultural land	Planning	–
–	Agricultural land	Planning	–
–	Agricultural land	Planning	–
–	Agricultural land	Planning	–
95,477	Residential	Interior finishing	December, 2010
104,337	Residential	Site formation	December, 2012
245,280	Residential	Site formation	December, 2014
119,597	Residential	Planning	July, 2011
39,999	Residential	Planning	April, 2013
22,691	Residential/Commercial	Superstructure in progress	December, 2010
67,176	Residential/Commercial	Superstructure in progress	December, 2011
55,855	Residential/Commercial	Superstructure in progress	December, 2010
118,209	Residential/Commercial	Planning	December, 2012
75,736	Residential	Superstructure in progress	December, 2010
234,698	Residential/Commercial	Planning	March, 2014
9,888	Residential	Planning	December, 2010
10,989	Residential	Planning	March, 2011
35,035	Residential	Planning	March, 2012
54,423	Residential	Planning	March, 2013
159,753	Residential	Superstructure in progress	September, 2010
113,693	Residential/Commercial	Superstructure in progress	June, 2011
105,597	Residential	Site formation	September, 2012
119,996	Residential	Site formation	March, 2013
585,743	Residential/Commercial	Planning	–
45,785	Residential	Superstructure in progress	December, 2010
23,709	Residential	Superstructure in progress	June, 2011
81,539	Residential	Planning	June, 2012
94,219	Residential/Commercial	Foundation work	December, 2013
66,741	Residential	Superstructure in progress	December, 2010
132,802	Residential	Planning	March, 2012
72,777	Residential/Commercial	Foundation work	September, 2012
1,467,265	Residential/Commercial	Planning	–
148,393	Residential/Commercial	Planning	December, 2011
553,526	Residential/Commercial	Planning	–

Schedule of Major Properties *(continued)*

A. PROPERTIES FOR/UNDER DEVELOPMENT *(continued)*

Description	Lot Number/Location	Group's Interest	Approx. Site Area (sq. m.)
The Mainland *(continued)*			
The Riverside and Metropolitan Plaza	Guangzhou	50.0%	50,290
Yuhu Mingdi	Guangzhou	40.0%	225,548
Cape Coral	Guangzhou	50.0%	274,026
Zengcheng	Guangzhou	50.0%	2,112,632
International Toys & Gifts Center	Guangzhou	30.0%	321,261
Aotou, Daya Bay	Huizhou	50.0%	80,051
Yinhuwan	Jiangmen	45.0%	1,333,308
Xiaogangwan	Qingdao	45.0%	311,774
Regency Park	Shanghai	50.0%	16,651
Regency Cove	Shanghai	42.5%	260,556
Nanhui Zhoupu	Shanghai	42.5%	263,412
Lujiazui, Pudong	Shanghai	50.0%	9,298
Zhen Ru Fu Zhong Xin, Putuo	Shanghai	36.8%	176,854
Xin Zha Road	Shanghai	30.0%	14,528
Nanxiang, Jiading	Shanghai	50.0%	211,621
Century Link	Shanghai	25.0%	51,280
Kerry Everbright City	Shanghai	24.8%	15,858
Regency Park	Shenzhen	50.0%	143,919
Century Place	Shenzhen	40.0%	17,105
Le Sommet	Shenzhen	50.0%	178,931
Noble Hills	Shenzhen	50.0%	85,183
Metropolitan	Tianjin	40.0%	19,617
Caidian	Wuhan	50.0%	770,590
Laopupian, Jianghan	Wuhan	50.0%	35,213
Hualou Jie, Jianghan	Wuhan	50.0%	105,934
The Greenwich	Xian	50.0%	427,238
Qiao Island	Zhuhai	50.0%	199,996
Overseas			
Marina Bay	Singapore	16.7%	53,331
The Vision	Singapore	50.0%	12,000
Lots Road & Chelsea Harbour	London, United Kingdom	47.5%	35,693
Convoys Wharf	London, United Kingdom	50.0%	161,876

Approx. Floor Area Attributable to the Group (sq. m.)	Existing Land Use	Stage of Completion	Estimated Date of Completion
43,508	Commercial	Interior finishing	June, 2010
77,394	Residential	Superstructure in progress	September, 2010
17,192	Residential/Commercial	Superstructure in progress	May, 2011
75,552	Residential/Commercial	Planning	March, 2013
42,250	Residential	Foundation work	September, 2011
36,015	Residential	Planning	June, 2012
83,148	Residential/Commercial	Planning	June, 2013
165,992	Residential/Commercial	Planning	September, 2012
51,402	Commercial	Planning	–
120,076	Residential	Planning	March, 2014
13,140	Commercial/Hotel	Planning	June, 2012
176,442	Residential	Planning	–
413,879	Residential/Commercial	Planning	–
4,977	Residential/Commercial	Superstructure in progress	September, 2010
18,824	Residential	Foundation work	December, 2010
13,254	Residential	Planning	December, 2010
58,212	Residential	Planning	June, 2011
17,465	Residential/Commercial	Planning	June, 2012
55,716	Residential	Planning	March, 2013
40,000	Commercial	Foundation work	March, 2012
114,270	Commercial	Foundation work	March, 2012
24,791	Residential	Planning	June, 2013
126,079	Residential/Commercial/Hotel	Planning	–
17,373	Commercial	Foundation work	September, 2012
164,969	Residential/Commercial	Planning	April, 2013
54,613	Commercial	Planning	September, 2013
25,488	Commercial	Planning	–
30,167	Residential	Superstructure in progress	September, 2010
74,802	Residential/Commercial	Superstructure in progress	September, 2010
26,954	Residential/Commercial	Site formation	October, 2010
89,880	Residential/Commercial	Site formation	November, 2011
73,694	Residential/Commercial	Planning	September, 2011
64,893	Commercial	Superstructure in progress	December, 2010
29,137	Residential	Superstructure in progress	January, 2011
29,935	Residential	Planning	December, 2010
508,285	Residential/Commercial/Hotel	Planning	–
81,622	Residential/Commercial	Planning	March, 2013
183,332	Residential/Commercial	Planning	–
134,235	Residential/Commercial	Superstructure in progress	December, 2010
190,236	Residential/Commercial	Planning	December, 2011
142,330	Residential/Commercial	Planning	September, 2012
44,010	Residential	Planning	December, 2012
73,954	Residential	Planning	June, 2014
20,266	Residential/Commercial	Interior finishing	April, 2010
20,368	Commercial	Superstructure in progress	September, 2010
25,066	Commercial	Superstructure in progress	June, 2012
7,268	Residential	Foundation work	July, 2014
16,800	Residential	Planning	September, 2013
37,454	Residential/Commercial	Demolition work	–
144,217	Residential/Commercial	Planning	–

Schedule of Major Properties *(continued)*

B. PROPERTIES IN WHICH THE GROUP HAS A DEVELOPMENT INTEREST

Description	Lot Number/Location	Approx. Site Area (sq. m.)
Hong Kong		
Le Prestige of LOHAS Park, Tseung Kwan O	T.K.O.T.L. 70	31,490
Festival City, Tai Wai	S.T.T.L. 529	70,597
Area 85, Tseung Kwan O	T.K.O.T.L. 90	19,480
Area 86, Tseung Kwan O (Package 3)	T.K.O.T.L. 70	13,587
MTR Tsuen Wan West Station	T.W.T.L. 403	23,742

C. PROPERTIES FOR INVESTMENT/OWN USE

Description	Lot Number/Location	Group's Interest
Hong Kong		
The Center (portion), Central	–	100.0%
United Centre (portion), Admiralty	–	100.0%
Kingswood Ginza, Tin Shui Wai	T.S.W.T.L. 4	98.5%
Victoria Mall, Tsim Sha Tsui	–	42.5%
Rambler Plaza, Tsing Yi	T.Y.T.L. 140	30.0%
Rambler Garden Hotel, Tsing Yi	T.Y.T.L. 140	30.0%
Rambler Oasis Hotel, Tsing Yi	T.Y.T.L. 140	30.0%
Harbour Plaza Resort City, Tin Shui Wai	T.S.W.T.L. 4	98.5%
Harbourview Horizon All-Suite Hotel, Hung Hom Bay	K.I.L. 11103	100.0%
Harbourfront Horizon All-Suite Hotel, Hung Hom Bay	K.I.L. 11110	100.0%
The Apex Horizon, Kwai Chung	K.C.T.L. 467 R.P.	100.0%
Harbour Plaza North Point	I.L. 8885	60.9%
Horizon Suite Hotel at Tolo Harbour, Ma On Shan	S.T.T.L. 461	51.0%
Harbour Plaza Metropolis, Hung Hom	–	50.0%
The Kowloon Hotel, Tsim Sha Tsui	–	50.0%
Harbour Grand Hong Kong, North Point	I.L. 7106 s.A & Extension	Development interest
Harbour Plaza 8 Degrees, Kowloon City	K.I.L. 4013 R.P.	100.0%
1881 Heritage, Tsim Sha Tsui	K.I.L. 11161	100.0%
Conic Investment Building, Hung Hom	–	100.0%
8 Tung Yuen Street, Yau Tong	Y.T.M.L. 69	100.0%
The Mainland		
Sheraton Shenyang Lido Hotel	Shenyang	99.0%
Sheraton Chengdu Lido Hotel	Chengdu	70.0%
Harbour Plaza Chongqing	Chongqing	50.0%
Metropolitan Plaza	Chongqing	50.0%
Westgate Mall	Shanghai	30.0%
Kerry Everbright City	Shanghai	24.8%
Lido Place	Beijing	40.0%
Oriental Plaza	Beijing	33.4%

Notes to Schedule of Major Properties:

1. Properties which are insignificant, including overseas properties, agricultural land and completed properties for sales, are not included.
2. Properties owned by listed and unlisted associates are not included.
3. For properties in which the Group has a development interest, other parties provide the land whilst the Group finances the construction costs and occasionally also the land costs, and is entitled to a share of the revenue/development profits/properties after completion in accordance with the terms and conditions of the joint development agreements.

Approx. Floor Area of the Development (sq. m.)	Existing Land Use	Stage of Completion	Estimated Date of Completion
125,670	Residential	Interior finishing	January, 2010
100,760	Residential	Interior finishing	September, 2010
83,266	Residential	Superstructure in progress	September, 2012
100,372	Residential	Exterior finishing	February, 2010
100,372	Residential	Interior finishing	September, 2010
113,211	Residential	Superstructure in progress	December, 2011
97,400	Residential	Foundation work	June, 2011
128,544	Residential	Superstructure in progress	December, 2012
113,064	Residential	Foundation work	December, 2013

Approx. Site Area (sq. m.)	Approx. Floor Area Attributable to the Group (sq. m.)	Existing Use	Lease Term
–	113,169	Commercial	Medium Term Lease
–	3,512	Commercial	Long Lease
–	49,211	Commercial	Medium Term Lease
–	6,634	Commercial	Medium Term Lease
907	1,696	Commercial	Medium Term Lease
3,147	5,884	Hotel	Medium Term Lease
3,178	5,943	Hotel	Medium Term Lease
–	60,591	Hotel	Medium Term Lease
9,940	119,280	Hotel	Medium Term Lease
20,364	107,444	Hotel	Medium Term Lease
7,825	21,190	Hotel	Medium Term Lease
–	19,410	Hotel	Medium Term Lease
8,000	28,560	Hotel	Medium Term Lease
–	21,429	Hotel	Medium Term Lease
–	15,311	Hotel	Medium Term Lease
6,816	41,341	Hotel	Medium Term Lease
3,153	21,420	Hotel	Long Lease
12,289	13,023	Commercial/Hotel	Medium Term Lease
–	30,409	Industrial	Medium Term Lease
2,108	7,170	Godown	Medium Term Lease
14,449	81,180	Hotel	Medium Term Lease
4,615	39,445	Hotel	Medium Term Lease
–	25,872	Hotel	Medium Term Lease
–	70,212	Commercial	Medium Term Lease
–	30,640	Commercial	Medium Term Lease
–	22,015	Commercial/Residential	Medium Term Lease
–	67,090	Commercial/Hotel/Serviced apartment	Medium Term Lease
–	191,232	Commercial/Hotel/Serviced apartment	Medium Term Lease

Consolidated Income Statement

For the year ended 31st December, 2009

	Note	2009 $ Million	2008 (Restated) $ Million
Group turnover		**17,702**	12,856
Share of property sales of jointly controlled entities		**6,591**	3,580
Turnover	(3)	**24,293**	16,436
Group turnover		**17,702**	12,856
Investment and other income		**2,614**	466
Operating costs			
Property and related costs		**(10,314)**	(6,035)
Salaries and related expenses		**(1,032)**	(944)
Interest and other finance costs		**(233)**	(454)
Other expenses		**(672)**	(498)
		(12,251)	(7,931)
Share of net profit of jointly controlled entities		**2,734**	2,355
Increase in fair value of investment properties		**3,857**	134
Operating profit		**14,656**	7,880
Share of net profit of associates		**7,296**	6,209
Profit before taxation	(4)	**21,952**	14,089
Taxation	(5)	**(1,644)**	(859)
Profit for the year		**20,308**	13,230
Profit attributable to minority interests		**(422)**	(201)
Profit attributable to shareholders	(6)	**19,886**	13,029
Earnings per share	(7)	**$8.59**	$5.63

Consolidated Statement of Comprehensive Income

For the year ended 31st December, 2009

	2009 $ Million	2008 $ Million
Profit for the year	**20,308**	13,230
Other comprehensive income		
Exchange gain on translation of financial statements of foreign operations	**1**	159
Investments available for sale		
Gain/(loss) in fair value	**3,250**	(6,582)
Gain in fair value transferred to income statement upon disposal	**(121)**	(1,174)
Impairment transferred to income statement	**665**	1,139
Share of other comprehensive income of jointly controlled entities and unlisted associates	**461**	581
Total comprehensive income for the year	**24,564**	7,353
Total comprehensive income attributable to		
Shareholders	**24,141**	7,147
Minority interests	**423**	206
	24,564	7,353

Consolidated Statement of Financial Position

As at 31st December, 2009

	Note	31/12/2009 $ Million	31/12/2008 (Restated) $ Million	1/1/2008 (Restated) $ Million
Non-current assets				
Fixed assets	(8)	**10,696**	11,624	10,560
Investment properties	(9)	**19,433**	15,670	15,497
Associates	(11)	**148,049**	144,977	142,567
Jointly controlled entities	(12)	**32,591**	29,391	23,614
Investments available for sale	(13)	**7,026**	4,678	10,060
Long term loan receivables		**444**	1,093	956
		218,239	207,433	203,254
Current assets				
Stock of properties	(14)	**62,999**	64,273	59,959
Debtors, deposits and prepayments	(15)	**2,799**	3,904	4,066
Investments held for trading	(16)	**1,927**	858	1,439
Derivative financial instruments		**83**	22	294
Bank balances and deposits		**11,423**	7,173	5,609
		79,231	76,230	71,367
Current liabilities				
Bank and other loans	(17)	**7,210**	8,991	8,872
Creditors and accruals	(18)	**12,078**	6,940	8,430
Loan from joint development partner	(19)	**2,000**	2,000	–
Derivative financial instruments		**460**	872	437
Provision for taxation		**1,028**	768	860
Net current assets		**56,455**	56,659	52,768
Total assets less current liabilities		**274,694**	264,092	256,022
Non-current liabilities				
Bank and other loans	(17)	**25,279**	31,258	23,655
Loan from joint development partner	(19)	**–**	2,000	4,000
Deferred tax liabilities	(20)	**2,011**	1,359	1,300
		27,290	34,617	28,955
Net assets		**247,404**	229,475	227,067
Representing:				
Share capital	(21)	**1,158**	1,158	1,158
Share premium		**9,331**	9,331	9,331
Reserves		**233,110**	214,644	213,172
Shareholders' funds		**243,599**	225,133	223,661
Minority interests		**3,805**	4,342	3,406
Total equity		**247,404**	229,475	227,067

Li Ka-shing
Director

Ip Tak Chuen, Edmond
Director

Statement of Financial Position

As at 31st December, 2009

	Note	31/12/2009 $ Million	31/12/2008 $ Million
Non-current assets			
Fixed assets	(8)	7	11
Subsidiaries	(10)	31,554	30,549
Associates	(11)	50	50
Jointly controlled entities	(12)	721	462
Long term loan receivables		2	2
		32,334	31,074
Current assets			
Stock of properties	(14)	3	3
Debtors, deposits and prepayments	(15)	269	99
Bank balances and deposits		16	722
		288	824
Current liabilities			
Creditors and accruals	(18)	164	141
Provision for taxation		4	–
Net current assets		120	683
Net assets		**32,454**	31,757
Representing:			
Share capital	(21)	1,158	1,158
Share premium		9,331	9,331
Reserves	(22)	21,965	21,268
Total equity		**32,454**	31,757

Li Ka-shing
Director

Ip Tak Chuen, Edmond
Director

Consolidated Statement of Changes in Equity

For the year ended 31st December, 2009

	Shareholders' Funds						
	Share capital, premium and reserve [1] $ Million	Investment revaluation reserve $ Million	Exchange reserve $ Million	Retained profits $ Million	Total $ Million	Minority interests $ Million	(Restated) Total Equity $ Million
Balance at 1st January, 2008, as previously reported	10,834	4,427	2,251	209,691	227,203	3,406	230,609
Prior year adjustments (note 2)	–	–	–	(3,542)	(3,542)	–	(3,542)
Balance at 1st January, 2008, as restated	10,834	4,427	2,251	206,149	223,661	3,406	227,067
Profit for the year	–	–	–	13,029	13,029	201	13,230
Other comprehensive income							
Exchange gain on translation of financial statements of foreign operations	–	–	151	–	151	8	159
Loss in fair value of investments available for sale	–	(6,579)	–	–	(6,579)	(3)	(6,582)
Gain in fair value of investments available for sale transferred to income statement upon disposal	–	(1,174)	–	–	(1,174)	–	(1,174)
Impairment of investments available for sale transferred to income statement	–	1,139	–	–	1,139	–	1,139
Share of other comprehensive income of jointly controlled entities and unlisted associates	–	(41)	622	–	581	–	581
Total comprehensive income for the year	–	(6,655)	773	13,029	7,147	206	7,353
Change in minority interests	–	–	–	–	–	907	907
Dividend paid to minorities	–	–	–	–	–	(177)	(177)
Dividend paid to shareholders							
2007 final dividend $1.95 per share	–	–	–	(4,517)	(4,517)	–	(4,517)
2008 interim dividend $0.50 per share	–	–	–	(1,158)	(1,158)	–	(1,158)
Balance at 31st December, 2008	10,834	(2,228)	3,024	213,503	225,133	4,342	229,475
Balance at 1st January, 2009, as previously reported	10,834	(2,228)	3,024	219,534	231,164	4,342	235,506
Prior year adjustments (note 2)	–	–	–	(6,031)	(6,031)	–	(6,031)
Balance at 1st January, 2009, as restated	10,834	(2,228)	3,024	213,503	225,133	4,342	229,475
Profit for the year	–	–	–	19,886	19,886	422	20,308
Other comprehensive income							
Exchange gain on translation of financial statements of foreign operations	–	–	1	–	1	–	1
Gain in fair value of investments available for sale	–	3,249	–	–	3,249	1	3,250
Gain in fair value of investments available for sale transferred to income statement upon disposal	–	(121)	–	–	(121)	–	(121)
Impairment of investments available for sale transferred to income statement	–	665	–	–	665	–	665
Share of other comprehensive income of jointly controlled entities and unlisted associates	–	116	345	–	461	–	461
Total comprehensive income for the year	–	3,909	346	19,886	24,141	423	24,564
Change in minority interests	–	–	–	–	–	(711)	(711)
Dividend paid to minorities	–	–	–	–	–	(249)	(249)
Dividend paid to shareholders							
2008 final dividend $1.95 per share	–	–	–	(4,517)	(4,517)	–	(4,517)
2009 interim dividend $0.50 per share	–	–	–	(1,158)	(1,158)	–	(1,158)
Balance at 31st December, 2009	10,834	1,681	3,370	227,714	243,599	3,805	247,404

(1) Share capital, premium and reserve comprise share capital of $1,158 million, share premium of $9,331 million and capital reserve of $345 million.

Consolidated Statement of Cash Flows

For the year ended 31st December, 2009

	Note	2009 $ Million	2008 $ Million
Operating activities			
Cash generated from operations	(a)	16,010	661
Investment in/advance to jointly controlled entities		(1,221)	(2,887)
Dividend/repayment from jointly controlled entities		1,413	519
Dividend from associates		3,717	3,725
Dividend from investments in securities		249	751
Interest received		228	406
Dividend paid to shareholders		(5,675)	(5,675)
Dividend paid to minorities		(249)	(177)
Profits tax paid		(713)	(914)
Net cash from/(used in) operating activities		13,759	(3,591)
Investing activities			
Investment in/advance to associates		(12)	(54)
Repayment from associates		14	140
Disposal of associates		489	–
Investment in/advance to jointly controlled entities		(535)	(586)
Purchase of investments available for sale		(595)	(4,373)
Disposal/redemption of investments available for sale		1,545	3,379
Addition of investment properties		(242)	(25)
Disposal of investment properties		1,722	–
Addition of fixed assets		(711)	(898)
Net cash from/(used in) investing activities		1,675	(2,417)
Financing activities			
Borrowing of bank and other loans		6,463	15,911
Repayment of bank and other loans		(16,337)	(8,204)
Increase/(decrease) in funding from minorities		(711)	907
Interest and other finance costs paid		(599)	(1,042)
Net cash from/(used in) financing activities		(11,184)	7,572
Net increase in cash and cash equivalents		4,250	1,564
Cash and cash equivalents at 1st January		7,173	5,609
Cash and cash equivalents at 31st December	(b)	11,423	7,173

Consolidated Statement of Cash Flows *(continued)*

Notes:

(a) Cash generated from operations

	2009 $ Million	2008 (Restated) $ Million
Profit before taxation	21,952	14,089
Interest income	(216)	(400)
Interest and other finance costs	233	454
Dividend income from investments in securities	(295)	(762)
Share of net profit of jointly controlled entities	(2,734)	(2,355)
Share of net profit of associates	(7,296)	(6,209)
Profit on disposal of associates	(952)	–
Increase in fair value of investment properties	(3,857)	(134)
(Increase)/decrease in long term loan receivables	660	(254)
(Gain)/loss on investments available for sale	544	(35)
Gain on disposal of investment properties	(350)	–
Depreciation	349	284
Exchange difference and other items	122	(53)
Decrease in investments held for trading	12	581
(Increase)/decrease in stock of properties	1,541	(3,601)
Increase in customers' deposits received	4,990	1,521
Decrease in debtors, deposits and prepayments	1,069	82
(Increase)/decrease in derivative financial instruments	(473)	707
Increase/(decrease) in creditors and accruals	711	(3,254)
Changes in working capital	7,850	(3,964)
	16,010	661

(b) Cash and cash equivalents

	2009 $ Million	2008 $ Million
Bank balances and deposits	11,423	7,173

Notes to Financial Statements

1. General Information

The Company is a limited liability company incorporated in Hong Kong and its shares are listed on The Stock Exchange of Hong Kong Limited. The address of the registered office and other corporate information are set out on page 140 of the annual report.

2. Principal Accounting Policies

(a) Basis of preparation

The financial statements have been prepared in accordance with generally accepted accounting principles in Hong Kong and comply with the Hong Kong Financial Reporting Standards ("HKFRSs"). The financial statements are prepared under the historical cost convention except that investments in securities, investment properties and derivative financial instruments, as set out in notes 2(f), 2(h) and 2(l) respectively, are stated at fair values.

The Hong Kong Institute of Certified Public Accountants has issued a number of new and revised HKFRSs. The adoption of the HKFRSs which are effective for accounting periods beginning on 1st January, 2009 has resulted in the following change in the Group's accounting policies.

In prior years, investment property under development was classified as land and buildings and carried at cost less provision for impairment. Following the adoption of amendments to HKAS 16 "Property, Plant and Equipment" and HKAS 40 "Investment Property", investment property under development is classified as investment property and stated at fair value when its fair value becomes reliably determinable or upon completion of its construction, whichever is the earlier. The change in accounting policy has been applied prospectively from 1st January, 2009 and has no material impact on the Group's results and financial position.

The adoption of the HKFRSs has also resulted in changes in the presentation of the financial statements and certain comparative figures have been restated to conform with the current year's presentation.

During the year, Hutchison Whampoa Limited, a listed associate, had changes in accounting policies which have material effects on its profit attributable to shareholders and opening balance of shareholders' funds. The Group's share of the effects of these changes has the following impact on the financial statements:

	Year ended 31st December	
	2009	2008
	$ Million	$ Million
Increase/(decrease) in share of net profit of associates	**479**	(2,489)
Increase/(decrease) in profit attributable to shareholders	**479**	(2,489)
Increase/(decrease) in earnings per share	**$0.21**	$(1.07)

2. Principal Accounting Policies *(continued)*

(a) Basis of preparation *(continued)*

	31/12/2009 $ Million	31/12/2008 $ Million	1/1/2008 $ Million
Decrease in associates	**(5,552)**	(6,031)	(3,542)
Decrease in net assets	**(5,552)**	(6,031)	(3,542)
Decrease in retained profits at 1st January	**(6,031)**	(3,542)	(3,542)
Increase/(decrease) in profit for the year	**479**	(2,489)	–
Decrease in total equity	**(5,552)**	(6,031)	(3,542)

For the following HKFRSs which are not yet effective, the Group is in the process of assessing their impact on the Group's results and financial position.

Effective for the year ending 31st December, 2010:

HKAS 27 (Revised)	Consolidated and Separate Financial Statements
HKAS 39 (Amendment)	Eligible Hedged Items
HKFRSs (Amendments)	Improvements to HKFRSs
HKFRS 2 (Amendments)	Group Cash-settled Share-based Payment Transactions
HKFRS 3 (Revised)	Business Combinations
HK(IFRIC)-Int 17	Distributions of Non-cash Assets to Owners
HK-Int 4 (Amendment)	Leases – Determination of the Length of Lease Term in respect of Hong Kong Land Leases

Effective for the year ending 31st December, 2011:

HKAS 24 (Revised)	Related Party Disclosures
HKAS 32 (Amendment)	Classification of Rights Issues
HK(IFRIC)-Int 14 (Amendment)	Prepayments of a Minimum Funding Requirement
HK(IFRIC)-Int 19	Extinguishing Financial Liabilities with Equity Instruments

Effective for the year ending 31st December, 2013:

HKFRS 9	Financial Instruments

2. Principal Accounting Policies *(continued)*

(b) Consolidation

The consolidated financial statements of the Group include the financial statements of the Company and of all its direct and indirect subsidiaries made up to 31st December, and also incorporate the Group's interests in jointly controlled entities and associates on the basis set out in note (2)(d) and note (2)(e) respectively.

Results of subsidiaries, jointly controlled entities and associates acquired or disposed of during the year are included as from their effective dates of acquisition to the end of the year or up to the dates of disposal as the case may be. Goodwill on acquisition of subsidiaries and associates is carried at cost and reviewed for impairment annually. Impairment, if any, is charged to income statement.

(c) Subsidiaries

Investments in subsidiaries are carried at cost less provision for impairment where appropriate.

(d) Jointly controlled entities

A jointly controlled entity is an entity in which the Group has a long term equity interest and of which its financial and operating policies are under contractual arrangements jointly controlled by the Group and other parties.

Investments in jointly controlled entities are carried in the consolidated financial statements at cost plus the Group's share of their post-acquisition results less dividends received and provision for impairment.

Results of jointly controlled entities are incorporated in the consolidated financial statements to the extent of the Group's share of their comprehensive income calculated from their financial statements made up to 31st December.

(e) Associates

An associate is an entity, other than a subsidiary or a jointly controlled entity, in which the Group has a long term equity interest and has significant influence over its management.

Investments in associates are carried in the consolidated financial statements at cost plus the Group's share of their post-acquisition results less dividends received and provision for impairment.

Results of associates are incorporated in the consolidated financial statements to the extent of the Group's share of their comprehensive income calculated from their financial statements made up to 31st December and losses of associates in excess of the Group's interests in the associates are not recognised unless the Group has incurred legal or constructive obligations.

2. Principal Accounting Policies *(continued)*

(f) Investments in securities

Investments which are not subsidiaries, jointly controlled entities or associates are classified as either investments held for trading or investments available for sale, and are stated at fair value. Purchases and sales of investments in securities are accounted for on a trade date basis.

For investments held for trading, changes in fair value are included in income statement; and for investments available for sale, changes in fair value are recognised in other comprehensive income and transferred to income statement upon disposal. For equity securities available for sale where there are significant or prolonged declines in fair value below costs and for debt securities available for sale where there are observable evidences that the debt securities cannot be recovered in full, impairment is charged to income statement and is not reversible unless increase in fair value of the debt securities in a subsequent period can be objectively related to events occurring after the impairment is recognised.

(g) Fixed assets

Fixed assets, including hotel and serviced suite properties held for operation, are stated at cost less depreciation and provision for impairment.

Leasehold land is amortised over the remaining term of the lease on a straight-line basis. Buildings are depreciated at annual rates of 2% to 4% on the costs of the respective buildings. Other fixed assets are depreciated on a straight-line basis at annual rates of 5% to $33^1/_3$% based on their respective estimated useful lives.

(h) Investment properties

Investment properties, which are held for rental, are stated at fair value. Investment properties under development are stated at fair value when their fair values become reliably determinable or upon completion of their construction, whichever is the earlier, otherwise at cost less provision for impairment. Changes in fair value are included in income statement.

(i) Loan receivables

Loan receivables are non-derivative financial assets with fixed or determinable payments. Loan receivables are recognised initially at fair value and subsequently carried at amortised cost using the effective interest method less provision for impairment.

(j) Stock of properties

Stock of properties are stated at the lower of cost and net realisable value. Net realisable value is determined by reference to sale proceeds received after the year end date less selling expenses, or by management estimates based on prevailing market condition.

Costs of properties include acquisition costs, development expenditure, interest and other direct costs attributable to such properties. The carrying values of properties held by subsidiaries are adjusted in the consolidated financial statements to reflect the Group's actual acquisition costs where appropriate.

2. Principal Accounting Policies *(continued)*

(k) Debtors

Debtors are recognised initially at fair value and subsequently carried at amortised cost less provision for impairment.

(l) Derivative financial instruments

Derivative financial instruments, which are used for investment and financial purposes, are stated at fair value. Changes in fair value of derivative financial instruments that are designated and qualify as fair value hedges are included in income statement, together with any changes in fair value of the hedged assets or liabilities that are attributable to the hedged risk. Changes in fair value of derivative financial instruments that do not qualify for hedge accounting are recognised in income statement.

(m) Bank and other loans

Bank and other loans are recognised initially at fair value and subsequently carried at amortised cost.

(n) Creditors

Creditors are recognised initially at fair value and subsequently carried at amortised cost.

(o) Revenue recognition

When properties under development are sold, income is recognised when the property development is completed with the relevant occupation permit issued by the Authorities and the significant risks and rewards of the properties are passed to the purchasers. Payments received from purchasers prior to this stage are recorded as customers' deposits received.

Rental income is recognised on a straight-line basis over the term of the lease. Income from property and project management is recognised when services are rendered. Revenue from hotel and serviced suite operation is recognised upon provision of services. Interest income is recognised on a time proportion basis using the effective interest method; and dividend income is recognised when the right to receive payment is certain.

(p) Foreign exchange

Monetary assets and liabilities denominated in foreign currencies are translated at the rates of exchange ruling at the year end date. Transactions during the year are converted at the rates of exchange ruling at the transaction dates. Exchange differences are included in income statement.

For translation of the financial statements of subsidiaries, jointly controlled entities and associates denominated in foreign currencies into presentation currency of the Company, assets and liabilities are translated at exchange rates prevailing at the year end date and results are translated at the average rates of exchange during the year, and if the average rates are not reasonable approximations of the exchange rates at the transaction dates, then the exchange rates at the transaction dates are used. Exchange differences are recognised in other comprehensive income and transferred to income statement upon disposal.

2. Principal Accounting Policies *(continued)*

(q) Taxation

Hong Kong profits tax is provided for, using the enacted rate at the year end date, on the estimated assessable profits less available tax relief for losses brought forward of each individual company comprising the Group. Overseas tax is provided for, using the local enacted rates at the year end date, on the estimated assessable profits of the individual company concerned.

Deferred tax liabilities are provided in full, based on the applicable enacted rates, on all temporary differences between the carrying amounts of assets and liabilities and their tax bases, and deferred tax assets are recognised, based on the applicable enacted rates, to the extent that it is probable that future taxable profits will be available against which the deductible temporary differences and unused tax losses can be utilised.

(r) Borrowing costs

Borrowing costs are charged to income statement in the year in which they are incurred unless they are capitalised as being directly attributable to the acquisition and development of properties which necessarily take a substantial period of time to complete.

3. Turnover and Contribution

The principal activities of the Group are property development and investment, hotel and serviced suite operation, property and project management and investment in securities.

Turnover of Group activities comprises proceeds from property sales, gross rental income, revenue from hotel and serviced suite operation and income from property and project management. In addition, the Group also accounts for its proportionate share of proceeds from property sales of jointly controlled entities as turnover. Turnover of jointly controlled entities (save for proceeds from property sales shared by the Group) and turnover of listed and unlisted associates are not included.

Turnover of the Group by operating activities for the year is as follows:

	2009 $ Million	2008 $ Million
Property sales	**14,922**	10,309
Property rental	**1,155**	945
Hotels and serviced suites	**1,399**	1,383
Property and project management	**226**	219
Group turnover	**17,702**	12,856
Share of property sales of jointly controlled entities	**6,591**	3,580
Turnover	**24,293**	16,436

3. Turnover and Contribution *(continued)*

During the year, turnover of the Group's operating activities outside Hong Kong (including property sales of jointly controlled entities) accounted for approximately 27% (2008 – 23%) of the turnover and was derived from the following locations:

	2009 $ Million	2008 $ Million
The Mainland	**6,676**	3,783
Singapore	**2**	10
	6,678	3,793

Profit contribution by operating activities for the year is as follows:

	Company and subsidiaries		Jointly controlled entities		Total	
	2009 $ Million	2008 $ Million	**2009 $ Million**	2008 $ Million	**2009 $ Million**	2008 $ Million
Property sales	**5,501**	4,466	**2,895**	2,081	**8,396**	6,547
Property rental	**1,062**	829	**677**	620	**1,739**	1,449
Hotels and serviced suites	**360**	470	**157**	340	**517**	810
Property and project management	**109**	104	**–**	–	**109**	104
	7,032	5,869	**3,729**	3,041	**10,761**	8,910
Investment and finance					**1,411**	268
Interest and other finance costs					**(233)**	(454)
Increase in fair value of investment properties						
Subsidiaries					**3,857**	134
Jointly controlled entities					**693**	467
Others					**218**	30
Taxation						
Company and subsidiaries					**(1,644)**	(859)
Jointly controlled entities					**(1,918)**	(1,445)
Profit attributable to minority interests					**(422)**	(201)
					12,723	6,850
Share of net profit/(loss) of major listed associates						
Hutchison Whampoa Limited					**7,078**	6,336
CK Life Sciences Int'l., (Holdings) Inc.					**85**	(157)
Profit attributable to shareholders					**19,886**	13,029

4. Profit before Taxation

	2009 $ Million	2008 $ Million
Profit before taxation is arrived at after charging:		
Interest and other finance costs		
Bank loans and other loans repayable within 5 years	576	1,088
Other loans not repayable within 5 years	54	39
Gain on loan hedging	(134)	(50)
	496	1,077
Less: Amount capitalised (see note (a))	(263)	(623)
	233	454
Directors' emoluments (see note (b))		
Salaries, allowances and benefits in kind	101	101
Pension scheme contribution	10	10
Discretionary bonus	56	50
	167	161
Less: Amount paid back	(9)	(9)
	158	152
Auditors' remuneration	6	6
Costs of properties sold	8,901	5,324
Depreciation	349	284
Impairment of investments available for sale	665	1,139
Operating lease charges – properties	160	96
and after crediting:		
Net rental income	1,138	920
Interest income from banks	21	84
Interest income from loan receivables	100	150
Interest income from jointly controlled entities/associates	68	96
Income from listed investments in securities		
Dividend income from equity securities	293	753
Income from unlisted investments in securities		
Dividend income from equity securities	2	9
Interest income from debt securities	26	69
Gain on disposal of investments available for sale	121	1,174
Gain/(loss) on investments held for trading	455	(752)
Gain on disposal of investment properties	350	–
Profit on disposal of associates	952	–

Notes:

(a) Interest was capitalised to property development projects at an average annual rate of approximately 1.25% (2008 – 3.5%) during the year.

4. Profit before Taxation *(continued)*

(b) Directors' emoluments comprised payments to the Company's directors (including the five highest paid individuals in the Group) in connection with the management of the affairs of the Group. The independent non-executive directors receive an annual director's fee of $120,000 (2008 – $120,000) each; and for those acting as members of the Audit Committee and/or Remuneration Committee, additional annual fee of $130,000 (2008 – $130,000) each is paid for the former and $60,000 (2008 – $60,000) each is paid for the latter. The emoluments of the Company's directors, excluding emoluments received by them from the Group's associates, are as follows:

	Director Fees $ Million	Salaries, Allowances and Benefits in Kind $ Million	Pension Scheme Contribution $ Million	Discretionary Bonus $ Million	Inducement or Compensation Fee $ Million	2009 Total $ Million	2008 Total $ Million
Li Ka-shing [1]	0.01	–	–	–	–	0.01	0.01
Li Tzar Kuoi, Victor [2]	0.12	33.13	3.31	10.30	–	46.86	45.63
Kam Hing Lam [3]	0.12	16.17	1.62	0.50	–	18.41	18.35
Ip Tak Chuen, Edmond [4]	0.12	13.27	1.32	5.55	–	20.26	19.65
Chung Sun Keung, Davy	0.12	8.24	0.82	10.61	–	19.79	18.62
Pau Yee Wan, Ezra	0.12	9.34	0.93	8.38	–	18.77	17.85
Woo Chia Ching, Grace	0.12	9.34	0.93	10.61	–	21.00	19.83
Chiu Kwok Hung, Justin	0.12	8.38	0.83	10.61	–	19.94	18.77
Leung Siu Hon	0.12	–	–	–	–	0.12	0.12
Fok Kin-ning, Canning	0.12	–	–	–	–	0.12	0.12
Frank John Sixt	0.12	–	–	–	–	0.12	0.12
Chow Kun Chee, Roland	0.12	–	–	–	–	0.12	0.12
George Colin Magnus	0.12	–	–	–	–	0.12	0.12
Kwok Tun-li, Stanley	0.31	–	–	–	–	0.31	0.31
Yeh Yuan Chang, Anthony	0.12	–	–	–	–	0.12	0.12
Simon Murray	0.12	–	–	–	–	0.12	0.12
Chow Nin Mow, Albert	0.12	–	–	–	–	0.12	0.12
Hung Siu-lin, Katherine	0.25	–	–	–	–	0.25	0.25
Wong Yick-ming, Rosanna	0.18	–	–	–	–	0.18	0.18
Cheong Ying Chew, Henry	0.25	–	–	–	–	0.25	0.25
Kwan Chiu Yin, Robert	0.12	–	–	–	–	0.12	0.12
Total for the year 2009	**2.92**	**97.87**	**9.76**	**56.56**	**–**	**167.11**	
Total for the year 2008	2.92	97.79	9.76	50.31	–		160.78

(1) Other than a director's fee of $5,000, no other remuneration was paid to the Chairman, Mr. Li Ka-shing. The amount of director's fee shown above is a result of rounding. The director's fee of $50,000 received by Mr. Li Ka-shing from Hutchison Whampoa Limited was paid back to the Company.

(2) Part of the directors' emoluments in the sum of $3,720,000 received by Mr. Li Tzar Kuoi, Victor from the Hutchison Whampoa Group and the director's fee of $75,000 received by him from CK Life Sciences Int'l., (Holdings) Inc. were paid back to the Company.

(3) Part of the directors' emoluments in the sum of $1,572,000 received by Mr. Kam Hing Lam from the Hutchison Whampoa Group and the directors' emoluments of $1,575,000 received by him from CK Life Sciences Int'l., (Holdings) Inc. were paid back to the Company.

(4) Part of the directors' emoluments in the sum of $1,875,000 received by Mr. Ip Tak Chuen, Edmond from Cheung Kong Infrastructure Holdings Limited and the director's fee of $75,000 received by him from CK Life Sciences Int'l., (Holdings) Inc. were paid back to the Company.

5. Taxation

	2009 $ Million	2008 $ Million
Hong Kong profits tax	**961**	793
Overseas tax	**31**	7
Deferred tax	**652**	59
	1,644	859

Hong Kong profits tax has been provided for at the rate of 16.5% (2008 – 16.5%) on the estimated assessable profits for the year and operating profit (after adjusting for share of taxation of jointly controlled entities) is reconciled with taxation as follows:

	2009 $ Million	2008 $ Million
Adjusted operating profit at Hong Kong tax rate of 16.5% (2008 – 16.5%)	**2,735**	1,539
Effect of tax rate differences at overseas locations	**1,157**	871
Effect of tax rate changes at overseas locations on deferred tax liabilities	**–**	(2)
Effect of tax rate changes in Hong Kong on deferred tax liabilities	**–**	(84)
Profit on disposal of associates	**(157)**	–
Dividend income	**(34)**	(101)
Increase in fair value of investment properties	**(28)**	(1)
Profit on disposal of properties held for rental	**(57)**	(17)
Net effect of tax losses and deductible temporary differences utilised/not recognised	**(41)**	(50)
Net effect of non-assessable/deductible items	**(4)**	158
Others	**(9)**	(9)
	3,562	2,304
Less: Share of taxation of jointly controlled entities	**(1,918)**	(1,445)
	1,644	859

6. Profit Attributable to Shareholders

Profit attributable to shareholders dealt with in the income statement of the Company is $6,372 million (2008 – $5,951 million) and dividends paid and proposed for the year by the Company are as follows:

	2009 $ Million	2008 $ Million
Interim dividend paid at $0.50 (2008-$0.50) per share	**1,158**	1,158
Final dividend proposed at $2.20 (2008-$1.95) per share	**5,096**	4,517
	6,254	5,675

7. Earnings Per Share

The calculation of earnings per share is based on profit attributable to shareholders and on 2,316,164,338 shares (2008 – 2,316,164,338 shares) in issue during the year.

8. Fixed Assets

Group	Land and buildings in Hong Kong $ Million	Hotels and serviced suites in Hong Kong $ Million	Hotels and serviced suites outside Hong Kong $ Million	Other assets $ Million	Total $ Million
Cost					
At 1st January, 2008	640	9,865	1,451	1,059	13,015
Translation difference	–	–	89	15	104
Additions/transfers	294	814	6	157	1,271
Disposals	–	–	–	(14)	(14)
At 31st December, 2008	934	10,679	1,546	1,217	14,376
Translation difference	–	–	2	1	3
Additions/transfers	(934)	184	12	159	(579)
Disposals	–	–	–	(16)	(16)
At 31st December, 2009	–	10,863	1,560	1,361	13,784
Accumulated depreciation/provisions					
At 1st January, 2008	–	1,519	226	710	2,455
Translation difference	–	–	14	12	26
Depreciation	–	157	34	93	284
Disposals	–	–	–	(13)	(13)
At 31st December, 2008	–	1,676	274	802	2,752
Translation difference	–	–	–	1	1
Depreciation	–	195	35	119	349
Disposals	–	–	–	(14)	(14)
At 31st December, 2009	–	1,871	309	908	3,088
Net book value					
At 31st December, 2009	–	8,992	1,251	453	10,696
At 31st December, 2008	934	9,003	1,272	415	11,624
At 1st January, 2008	640	8,346	1,225	349	10,560

At the year end date:

(a) certain properties in Hong Kong with aggregate carrying value of $8,437 million (2008 – $9,598 million) and certain properties outside Hong Kong with aggregate carrying value of $1,251 million (2008 – $1,272 million) were held under medium term leases, all other properties were held under long leases; and

(b) certain hotel properties with aggregate carrying value of $736 million (2008 – $748 million) were pledged to secure bank loan facilities.

8. Fixed Assets *(continued)*

Company	Other assets	
	31/12/2009	31/12/2008
	$ Million	$ Million
Cost		
At 1st January	**191**	189
Additions	**2**	5
Disposals	**(7)**	(3)
At 31st December	**186**	191
Accumulated depreciation		
At 1st January	**180**	177
Depreciation	**5**	6
Disposals	**(6)**	(3)
At 31st December	**179**	180
Net book value at 31st December	**7**	11

9. Investment Properties

	Group		
	31/12/2009	31/12/2008	1/1/2008
	$ Million	$ Million	$ Million
Investment properties in Hong Kong			
At 1st January	**15,670**	15,497	15,497
Additions	**358**	39	–
Transfer from land and buildings	**934**	–	–
Disposals	**(1,386)**	–	–
Increase in fair value	**3,857**	134	–
	19,433	15,670	15,497

At the year end date:

(a) investment properties have been revalued by DTZ Debenham Tie Leung Limited, independent professional valuers, on a market value basis, which has taken into account comparable market transactions and net income derived from existing tenancies with due allowance for reversionary income potential;

(b) investment properties with aggregate carrying value of $18,900 million (2008 – $15,060 million) and $533 million (2008 – $610 million) were held under medium term leases and long leases respectively; and

(c) gross rental income and direct operating expenses of investment properties during the year amounted to $1,051 million (2008 – $813 million) and $16 million (2008 – $14 million) respectively.

10. Subsidiaries

	Company	
	31/12/2009	31/12/2008
	$ Million	$ Million
Unlisted investments in subsidiaries	**2,071**	2,071
Amounts due from subsidiaries	**30,302**	30,146
Amounts due to subsidiaries	**(819)**	(1,668)
	31,554	30,549

Particulars regarding the principal subsidiaries are set out in Appendix I.

11. Associates

	Group			Company	
	31/12/2009	31/12/2008	1/1/2008	**31/12/2009**	31/12/2008
	$ Million	$ Million	$ Million	**$ Million**	$ Million
Listed investments in associates	**28,132**	28,712	28,676	**–**	–
Unlisted investments in associates	**93**	81	83	**50**	50
Share of results less dividends	**119,624**	115,973	113,491	**–**	–
	147,849	144,766	142,250	**50**	50
Amounts due from associates	**200**	211	317	**–**	–
	148,049	144,977	142,567	**50**	50
Market value of investments in associates – listed in Hong Kong	**115,735**	84,288	192,562	**–**	–

Particulars regarding the principal associates are set out in Appendix II. Extracts of financial statements of Hutchison Whampoa Limited and CK Life Sciences Int'l., (Holdings) Inc., listed associates, are set out in Appendix IV and Appendix V respectively.

12. Jointly Controlled Entities

	Group			Company	
	31/12/2009	31/12/2008	1/1/2008	**31/12/2009**	31/12/2008
	$ Million	$ Million	$ Million	**$ Million**	$ Million
Unlisted investments in jointly controlled entities	**8,908**	8,787	6,380	**–**	–
Share of results less dividends	**11,146**	8,576	5,688	**–**	–
	20,054	17,363	12,068	**–**	–
Amounts due from jointly controlled entities	**12,537**	12,028	11,546	**721**	462
	32,591	29,391	23,614	**721**	462

Particulars regarding the principal jointly controlled entities are set out in Appendix III. The aggregate amounts of non-current assets, current assets, current liabilities and non-current liabilities at the year end date, and the aggregate amounts of income and expenses for the year related to the Group's interests in jointly controlled entities are as follows:

	2009	2008
	$ Million	$ Million
Non-current assets	**18,762**	18,041
Current assets	**34,093**	28,314
Current liabilities	**(9,108)**	(7,364)
Non-current liabilities	**(9,499)**	(8,136)
Income	**9,764**	6,515
Expenses	**(5,115)**	(2,671)

13. Investments Available for Sale

	Group		
	31/12/2009	31/12/2008	1/1/2008
	$ Million	$ Million	$ Million
Listed investments			
Equity securities – listed in Hong Kong	**2,654**	1,748	7,082
Equity securities – listed overseas	**3,624**	2,437	2,316
	6,278	4,185	9,398
Unlisted investments			
Equity securities	**119**	72	92
Debt securities	**629**	421	570
	748	493	662
	7,026	4,678	10,060

14. Stock of Properties

	Group			Company	
	31/12/2009	31/12/2008	1/1/2008	**31/12/2009**	31/12/2008
	$ Million	$ Million	$ Million	**$ Million**	$ Million
Properties for/under development	**17,340**	27,835	25,952	**–**	–
Joint development projects	**38,250**	34,785	29,364	**–**	–
Properties for sale	**7,409**	1,653	4,643	**3**	3
	62,999	64,273	59,959	**3**	3

At the year end date, properties for/under development and joint development projects amounting to $32,670 million (2008 – $39,325 million) were not scheduled for completion within twelve months.

15. Debtors, Deposits and Prepayments

	Group			Company	
	31/12/2009	31/12/2008	1/1/2008	**31/12/2009**	31/12/2008
	$ Million	$ Million	$ Million	**$ Million**	$ Million
Trade debtors	**526**	1,207	1,429	**–**	–
Loan receivables	**1,202**	2,001	1,855	**–**	–
Deposits, prepayments and others	**1,071**	696	782	**269**	99
	2,799	3,904	4,066	**269**	99

The Group's trade debtors mainly comprise receivables for sale of properties and rental. Sales terms vary for each property project and are determined with reference to the prevailing market conditions. Sale of properties are normally completed when the sale prices are fully paid and deferred payment terms are sometimes offered to purchasers at a premium. Rentals are payable in advance by tenants.

At the year end date, loan receivables included mortgage loans amounting to $278 million (2008 – $349 million) which were pledged to secure the financing bank loans.

Ageing analysis of the Group's trade debtors at the year end date is as follows:

	2009	2008
	$ Million	$ Million
Current to one month	**491**	1,181
Two to three months	**27**	20
Over three months	**8**	6
	526	1,207

16. Investments Held for Trading

	Group		
	31/12/2009 $ Million	31/12/2008 $ Million	1/1/2008 $ Million
Listed investments			
Equity securities – listed in Hong Kong	**829**	121	363
Equity securities – listed overseas	**1,045**	692	196
	1,874	813	559
Unlisted investments			
Debt securities	**53**	45	880
	1,927	858	1,439

17. Bank and Other Loans

	Group		
	31/12/2009 $ Million	31/12/2008 $ Million	1/1/2008 $ Million
Bank loans repayable			
within 1 year	**4,421**	7,613	6,172
after 1 year but not exceeding 2 years	**9,035**	5,997	4,170
after 2 years but not exceeding 5 years	**9,813**	16,168	13,445
	23,269	29,778	23,787
Other loans repayable			
within 1 year	**2,789**	1,378	2,700
after 1 year but not exceeding 2 years	**3,731**	2,909	1,382
after 2 years but not exceeding 5 years	**1,550**	5,034	4,008
after 5 years	**1,150**	1,150	650
	9,220	10,471	8,740
	32,489	40,249	32,527
Less: Amounts classified under current liabilities	**7,210**	8,991	8,872
Amounts classified under non-current liabilities	**25,279**	31,258	23,655

In 2008, the Group entered into a transaction with a financial institution whereby, for a total consideration of $2.1 billion, certain overseas listed equity securities held by the Group were transferred to the other party at an inception price together with put options exercisable at 200% of the inception price at the end of a three-year period.

It is expected that the price of the transferred equity securities is not likely to rise above the 200% level of the inception price within the three-year period and the put options will be exercised. Hence, the Group remains exposed to the risk of price fluctuation of the transferred equity securities below the 200% level of the inception price. Therefore, the total consideration received has been accounted for as a loan and amortised at an annual rate of 2.7% approximately, and the transferred equity securities have remained as the Group's investments available for sale and included in note (13).

17. Bank and Other Loans *(continued)*

At the year end date:

(a) the amortised cost of the total consideration received and the carrying value of the transferred equity securities mentioned above were $2,127 million (2008 – $2,069 million) and $1,508 million (2008 – $975 million) respectively;

(b) bank loans amounting to $357 million (2008 – $482 million) were secured by certain assets of the Group;

(c) other loans included fixed rate bonds and notes issued by wholly owned subsidiaries and guaranteed by the Company as follows:

(i) issued by Cheung Kong Finance Cayman Limited and listed on the Luxembourg Stock Exchange:

HK$	300,000,000	8.38% due January 2010 (issued in 2000)

(ii) issued by Cheung Kong Bond Finance Limited in Hong Kong:

HK$	500,000,000	4.4% due April 2015 (issued in 2005)
HK$	150,000,000	5.1% due April 2016 (issued in 2006)
HK$	500,000,000	3.18% due May 2011 (issued in 2008)
HK$	800,000,000	3.48% due April 2013 (issued in 2008)
HK$	500,000,000	3.9% due May 2013 (issued in 2008)
HK$	500,000,000	4.88% due August 2018 (issued in 2008)

(iii) issued by Joynote Ltd and listed on the Singapore Stock Exchange:

SGD	200,000,000	3.76% due October 2011 (issued in 2006)

(iv) issued by Cheung Kong Finance Japan Limited in Japan:

JPY	31,500,000,000	0.95% due August 2010 (issued in 2005)

and swaps arrangements were in place to convert the rates and the related terms of the fixed rate bonds and notes to a floating rate basis and Japanese Yen to US$. The aggregate fair value of the derivative financial instruments used for hedging purposes amounted to a net asset of $689 million (2008 – $877 million);

(d) after hedging where appropriate, bank and other loans approximated their fair value and carried interest at effective rates generally based on inter-bank offered rate of the relevant currency plus a margin of approximately 1% per annum.

18. Creditors and Accruals

	Group			Company	
	31/12/2009	31/12/2008	1/1/2008	**31/12/2009**	31/12/2008
	$ Million	$ Million	$ Million	**$ Million**	$ Million
Trade creditors	**444**	388	3,239	**–**	–
Accruals and other creditors	**3,582**	3,490	3,650	**164**	141
Customers' deposits received	**8,052**	3,062	1,541	**–**	–
	12,078	6,940	8,430	**164**	141

Ageing analysis of the Group's trade creditors at the year end date is as follows:

	2009	2008
	$ Million	$ Million
Current to one month	**365**	349
Two to three months	**40**	25
Over three months	**39**	14
	444	388

19. Loan from Joint Development Partner

Pursuant to the terms of a joint development project, the Group obtained a loan of $4,000 million from the joint development partner in 2006 to finance the payment of land premium of the joint development project. The loan is repayable by two equal instalments, of which the first instalment has been repaid on 31st December, 2009 and the second instalment is repayable upon completion of phase 2 (or on 31st December, 2011, whichever is earlier) of the joint development project.

20. Deferred Tax Liabilities

At the year end date:

(a) the Group's deferred tax liabilities amounting to $664 million (2008 – $598 million) and $1,347 million (2008 – $761 million) were provided on temporary differences arising from accelerated tax depreciation and changes in fair value of investment properties respectively; and

(b) the Group's tax losses and deductible temporary differences amounting to $3,322 million (2008 – $3,411 million), of which $53 million (2008 – $96 million) expire within 5 years, were not recognised.

21. Share Capital

	Company					
	31/12/2009	31/12/2008	1/1/2008	**31/12/2009**	31/12/2008	1/1/2008
	No. of shares	No. of shares	No. of shares	**$ Million**	$ Million	$ Million
Authorised:						
Shares of $0.5 each	**3,800,000,000**	3,800,000,000	3,800,000,000	**1,900**	1,900	1,900
Issued and fully paid:						
Shares of $0.5 each	**2,316,164,338**	2,316,164,338	2,316,164,338	**1,158**	1,158	1,158

22. Reserves

	Company			
	Capital reserve $ Million	Retained profits $ Million	31/12/2009 Total $ Million	31/12/2008 Total $ Million
At 1st January	**199**	**21,069**	**21,268**	20,992
Profit for the year	**–**	**6,372**	**6,372**	5,951
Dividend paid	**–**	**(5,675)**	**(5,675)**	(5,675)
At 31st December	**199**	**21,766**	**21,965**	21,268

The Company's reserves available for distribution to shareholders, including the proposed final dividend, amounted to $21,766 million (2008 – $21,069 million). Proposed final dividend for 2008 was approved by shareholders on 21st May, 2009 and paid on 26th May, 2009.

23. Operating Lease

Analysis of future minimum lease income receivable by the Group under non-cancellable operating leases, mainly on 2 to 3 year terms, for property rental at the year end date is as follows:

	Group	
	2009 $ Million	2008 $ Million
Future minimum lease income receivable		
not later than 1 year	**979**	787
later than 1 year but not later than 5 years	**911**	590
later than 5 years	**2**	4
	1,892	1,381

Analysis of future minimum lease charges payable by the Group and the Company under non-cancellable operating leases at the year end date are as follows:

	Group		Company	
	2009 $ Million	2008 $ Million	**2009 $ Million**	2008 $ Million
Future minimum lease charges payable				
not later than 1 year	**142**	136	**107**	108
later than 1 year but not later than 5 years	**86**	203	**71**	178
	228	339	**178**	286

24. Segment Information

Assets and liabilities of the Group analysed by operating activities are as follows:

	Company and subsidiaries $ Million	Jointly controlled entities $ Million	Assets $ Million	Liabilities $ Million
At 31st December, 2009				
Property development	**69,034**	**18,875**	**87,909**	**(12,094)**
Property investment	**19,464**	**10,263**	**29,727**	**(503)**
Hotels and serviced suites	**10,900**	**3,386**	**14,286**	**(529)**
Property and project management	**255**	–	**255**	**(90)**
Total segment assets/(liabilities)			**132,177**	**(13,216)**
Investments in listed associates			**147,021**	–
Cash and investments in securities			**14,917**	–
Bank and other loans			–	**(32,489)**
Other assets/(liabilities)			**3,355**	**(4,361)**
Total assets/(liabilities)			**297,470**	**(50,066)**
At 31st December, 2008				
Property development	67,310	14,905	82,215	(8,663)
Property investment	16,640	10,914	27,554	(320)
Hotels and serviced suites	10,837	3,473	14,310	(895)
Property and project management	177	–	177	(62)
Total segment assets/(liabilities)			124,256	(9,940)
Investments in listed associates			144,143	–
Cash and investments in securities			10,680	–
Bank and other loans			–	(40,249)
Other assets/(liabilities)			4,584	(3,999)
Total assets/(liabilities)			283,663	(54,188)

At the year end date, the Group's non-current segment assets, mainly comprising investment properties and hotels and serviced suites, are located as follows:

	Company and subsidiaries		Jointly controlled entities		Total	
	2009 $ Million	2008 $ Million	**2009 $ Million**	2008 $ Million	**2009 $ Million**	2008 $ Million
Hong Kong	**28,777**	25,931	**2,540**	2,585	**31,317**	28,516
The Mainland	**1,314**	1,322	**12,976**	13,261	**14,290**	14,583
Singapore	–	–	**2,635**	1,865	**2,635**	1,865
United Kingdom	–	–	**153**	139	**153**	139
	30,091	27,253	**18,304**	17,850	**48,395**	45,103

24. Segment Information *(continued)*

Depreciation and additions to non-current segment assets during the year, analysed by operating activities, are as follows:

	Depreciation		Additions to non-current segment assets	
	2009	2008	**2009**	2008
	$ Million	$ Million	**$ Million**	$ Million
Property investment	**–**	–	**357**	319
Hotels and serviced suites	**323**	261	**320**	932
Property and project management	**15**	13	**28**	9
	338	274	**705**	1,260
Others	**11**	10	**8**	50
	349	284	**713**	1,310

25. Commitments and Contingent Liabilities

At the year end date:

(a) the Group had capital commitments as follows:
- (i) contracted but not provided for
  - fixed assets – $27 million (2008 – $353 million)
  - jointly controlled entities – $1,086 million (2008 – $1,447 million)
  - others – Nil (2008 – $91 million)
- (ii) authorised but not contracted for
  - fixed assets – $16 million (2008 – $12 million)

(b) the Group's share of capital commitments of the jointly controlled entities were as follows:
- (i) contracted but not provided for – $643 million (2008 – $838 million)
- (ii) authorised but not contracted for – $3,024 million (2008 – $3,780 million)

(c) the minimum share of revenue/profit guaranteed by the Company to be received by other partners of joint development projects amounted to $1,398 million (2008 – $1,410 million); and

(d) the Company provided guarantees for loan financing as follows:
- (i) bank and other loans utilised by subsidiaries – $31,882 million (2008 – $39,056 million)
- (ii) loan from joint development partner to a subsidiary – $2,000 million (2008 – $4,000 million)
- (iii) bank loans utilised by jointly controlled entities – $50 million (2008 – $45 million)
- (iv) bank loans utilised by investee company – $283 million (2008 – Nil)

and certain subsidiaries provided guarantees for bank loans utilised by jointly controlled entities amounted to $1,555 million (2008 – $1,489 million).

26. Employees Pension Schemes

The principal employees pension schemes operated by the Group, including the occupational retirement schemes and the mandatory provident fund schemes, are defined contribution schemes. For occupational retirement schemes, contributions are made by either the employer only or both the employer and the employees at rates ranging from approximately 5% to 10% of the employees' salary. For mandatory provident fund schemes, contributions are made by both the employer and the employees at 5% each of the employees' relevant monthly income which is capped at $20,000.

During the year, the Group's costs incurred on employees pension schemes were $92 million (2008 – $85 million) and forfeited contributions in the amount of $3 million (2008 – $4 million) were used to reduce current year's contributions.

27. Related Party Transactions

During the year and in the ordinary course of business, the Group undertook various joint venture projects with related parties, including the Chairman, Mr. Li Ka-shing, and Hutchison Whampoa Limited, on normal commercial terms. Advances were made to/received from and guarantees were provided for these joint venture projects on a pro rata basis.

Advances made by the Group at the year end date were disclosed as amount due from associates and jointly controlled entities in notes (11) and (12). Guarantees provided by the Group for bank loans utilised by jointly controlled entities at the year end date were disclosed in note (25).

Other than the aforementioned, there were no other significant related party transactions requiring disclosure in the financial statements.

28. Financial Risks and Management

Financial assets and financial liabilities of the Group include investments in securities, cash balances maintained for liquidity, loan and other receivables, bank and other loan borrowings, and derivative financial instruments for investment and financial purposes. The Group's treasury policies and how the management manages to mitigate the risks associated with these financial assets and financial liabilities are described below:

(a) Treasury policies

The Group maintains a conservative approach on foreign exchange exposure management. At the year end date, approximately 81.7% of the Group's borrowings were in HK$ with the balance in US$ (or swapped into US$) and SGD mainly for the purpose of financing projects outside Hong Kong. The Group derives its revenue mainly in HK$, cash balances and marketable securities are maintained mainly in HK$ or US$, and the Group ensures that its exposure to fluctuations in foreign exchange rates is minimised.

The Group's borrowings are principally on a floating rate basis. The fixed rate bonds and notes issued by the Group have associated swaps arrangements in place to convert the rates and related terms to a floating rate basis.

When appropriate and at times of interest rate or exchange rate uncertainty or volatility, hedging instruments including swaps and forwards are used by the Group in the management of exposure to interest rate and foreign exchange rate fluctuations.

28. Financial Risks and Management *(continued)*

(b) Risk management

Loan receivables normally carry interest at rates with reference to banks' lending rates and are secured by collaterals including charge on assets and guarantees. Trade debtors include mainly receivables arising from sale and lease of properties to the public. The Group has legal right to claim repossession of the properties in the event of default by purchasers/tenants. At the year end date, overdue loan receivables and trade debtors amounted to less than 1% of the Group's net assets and regular review and follow-up actions are carried out on the overdue amounts to minimise exposures to credit risk.

Cash balances maintained for liquidity are placed with a number of major banks. Investments in securities and transactions involving derivative financial instruments are generally limited to issuers and counter-parties with sound credit.

Investments in securities and derivative financial instruments are stated at fair value. Fair values are determined based on quoted market price, otherwise, with reference to professional valuations and/ or estimations that take into account assumptions and estimates on factors affecting the value of these financial instruments and change of such assumptions and estimates to reasonably possible alternatives would not have material effect on the Group's result for the year and financial position at the year end date. An analysis of these financial assets and financial liabilities of the Group based on the degree to which their fair values are observable and grouped into Levels 1 to 3 is as follows:

Level 1 : unadjusted quoted prices in active markets for identical assets or liabilities
Level 2 : value inputs, other than quoted prices, that are observable either directly or indirectly
Level 3 : value inputs that are not based on observable market data

				31/12/2009
	Level 1	Level 2	Level 3	Total
	$ Million	$ Million	$ Million	$ Million
Financial assets				
Investments available for sale				
Equity securities	6,278	13	106	6,397
Debt securities	–	629	–	629
Investments held for trading				
Equity securities	1,874	–	–	1,874
Debt securities	–	53	–	53
Derivative financial instruments	–	83	–	83
	8,152	778	106	9,036
Financial liabilities				
Derivative financial instruments	–	(460)	–	(460)

28. Financial Risks and Management *(continued)*

(b) Risk management *(continued)*

The movement of Level 3 fair value measurement of equity securities available for sale during the year was as follows:

	$ Million
Fair value at 1st January, 2009	61
Purchases	40
Gain in fair value recognised in other comprehensive income	5
Fair value at 31st December, 2009	106

The exposure to price changes is managed by closely monitoring the changes in market conditions that may have an impact on the market prices or factors affecting the value of these financial instruments. If the fair value of the investments in securities and derivative financial instruments was 5% higher/lower at the year end date, the Group's investment revaluation reserve would increase/decrease by approximately $231 million (2008 – $210 million) and the Group's profit for the year would increase/decrease by approximately $234 million (2008 – $109 million).

The Group's borrowings are subject to interest rate fluctuation. It is estimated that an increase/decrease of 1% in interest rates would increase/decrease the Group's finance costs for the year by approximately $304 million (2008 – $382 million), assuming the change in interest rates had been applied to the Group's bank and other loans at the year end date which were kept constant throughout the year, and the amount of finance costs capitalised would increase/decrease by approximately $161 million (2008 – $221 million) based on the proportion of finance costs capitalised during the year.

(c) Liquidity management

The Group monitors its liquidity requirements on a short to medium term basis and arranges refinancing of the Group's borrowings when appropriate. With cash and marketable securities in hand, as well as available banking facilities, the Group's liquidity position remains strong and the Group has sufficient financial resources to satisfy its commitments and working capital requirements.

The contractual undiscounted cash flows (including interest payments, after hedging where appropriate, computed at rates current at the year end date) of the Group's borrowings by contractual maturities at the year end date are as follows:

	2009 **$ Million**	2008 $ Million
Within 1 year	**9,402**	11,939
After 1 year but not exceeding 2 years	**13,012**	9,567
After 2 years but not exceeding 5 years	**11,501**	24,007
After 5 years	**1,164**	1,254
	35,079	46,767

29. Capital Management

The Group manages its capital to ensure that it will be able to continue as a going concern while maximising returns to its shareholders through the optimisation of debt and equity balance. The capital structure of the Group consists of debt, which includes the borrowings disclosed in notes (17) and (19), bank balances and deposits and shareholders' fund, comprising share capital, share premium and reserves as disclosed in the statement of financial position. The Group reviews its capital structure on a regular basis and maintains a low gearing ratio determined as the proportion of the Group's net borrowings (after deducting bank balances and deposits) to shareholders' fund.

The gearing ratio at the year end date is as follows:

	2009 **$ Million**	2008 $ Million
Bank and other loans	**32,489**	40,249
Loan from joint development partner	**2,000**	4,000
Total borrowings	**34,489**	44,249
Less: Bank balances and deposits	**(11,423)**	(7,173)
Net borrowings	**23,066**	37,076
Shareholders' fund	**243,599**	225,133
Gearing ratio	**9.5%**	16.5%

30. Approval of Financial Statements

The financial statements reported in Hong Kong dollars and set out on pages 92 to 132 were approved by the board of directors on 30th March, 2010.

Principal Subsidiaries

Appendix I

The Directors are of the opinion that a complete list of the particulars of all the subsidiaries will be of excessive length and therefore the following list contains only the particulars of the subsidiaries which materially affect the results or assets of the Group. All the companies listed below were incorporated in Hong Kong except otherwise stated.

Name	Issued Ordinary Share Capital Nominal Value		Effective percentage held by the Company Directly	Indirectly	Principal Activities
AMTD Group Company Limited (British Virgin Islands)	US$	10,000		44.90	Financial planning, mortgage servicing & corporate insurance
Bermington Investment Limited	HK$	2		100	Hotels & serviced suites
Biro Investment Limited	HK$	10,000		100	Property development
Chaview Holdings Limited (British Virgin Islands)	US$	1		100	Investment holding
Cheer Good Limited	HK$	1		100	Property development
Cheung Kong Bond Finance Limited (Cayman Islands)	US$	1		100	Finance
Cheung Kong Finance Cayman Limited (Cayman Islands)	US$	1,000		100	Finance
Cheung Kong Finance Company Limited	HK$	2,500,000	100		Finance
Cheung Kong Finance Japan Limited (Cayman Islands)	US$	1		100	Finance
Cheung Kong Finance (MTN) Limited (Cayman Islands)	US$	1,000		100	Finance
Cheung Kong Holdings (China) Limited	HK$	2		100	Investment holding in the Mainland projects
Cheung Kong Investment Company Limited	HK$	20	100		Investment holding
Cheung Kong Property Development Limited	HK$	2	100		Project management
Citybase Property Management Limited	HK$	100,000		100	Property management
City Investments Limited	HK$	1		100	Property development
Diamond Jubilee Investment Limited	HK$	1		100	Property development
East City Investments Limited	HK$	1		100	Property development
East Leader Investments Limited	HK$	2		100	Property development
Fantastic State Limited	HK$	2		100	Property development
Flying Snow Limited	HK$	2		100	Property investment
Focus Eagle Investments Limited (British Virgin Islands)	US$	1		100	Investment holding
Garbo Field Limited	HK$	2		100	Property development
Glass Bead Limited (British Virgin Islands)	US$	1		100	Property investment
Global Coin Limited	HK$	2		100	Property investment
Goodwell Property Management Limited	HK$	100,000		100	Property management
Harbour Grand Hong Kong Limited	HK$	2		100	Hotels & serviced suites
Harbour Plaza 8 Degrees Limited	HK$	2		100	Hotels & serviced suites
iMarkets Limited	HK$	30,000,000		54.83	Provider of electronic trading platform
Joynote Ltd (Singapore)	SGD	2		100	Finance
Kingsmark Investments Limited	HK$	1		100	Property development & investment

Name	Issued Ordinary Share Capital Nominal Value		Effective percentage held by the Company Directly	Indirectly	Principal Activities
Luxury Green Development Pte. Ltd. (Singapore)	SGD	1		100	Property development
Megawin International Limited (British Virgin Islands)	US$	1		100	Property development
Metrofond Limited	HK$	2		100	Property development
Mutual Luck Investment Limited	HK$	30,000		60	Property development
New Accord Limited	HK$	1		100	Property development
New City Investments Limited	HK$	1		100	Property development
New Profit Resources Limited	HK$	2		98.47	Property development
New Vision Development Limited	HK$	1		100	Property development
Pako Wise Limited	HK$	2	100		Property investment
Pearl Wisdom Limited	HK$	2		100	Hotels & serviced suites
Perfect Idea Limited	HK$	20		100	Property development
Pofield Investments Limited (British Virgin Islands)	US$	1		100	Property investment
Queensway Investments Limited	HK$	1		85	Property development
Rainbow Elite Investments Limited	HK$	1		100	Property development
Randash Investment Limited	HK$	110		60.9	Hotels & serviced suites
Regent Land Investments Limited	HK$	1		100	Property development
Rich Asia Investments Limited	HK$	1,000,000		85	Property development
Romefield Limited (British Virgin Islands)	US$	1		100	Investment holding
Ruby Star Enterprises Limited	HK$	1		100	Property development
Sai Ling Realty Limited	HK$	10,000	100		Property development
Sino China Enterprises Limited	HK$	2		100	Hotels & serviced suites
The Center (Holdings) Limited (British Virgin Islands)	US$	1		100	Property investment
Tin Shui Wai Development Limited	HK$	1,000		98.47	Property investment
Tony Investments Limited	HK$	1		100	Property development
Total Win Group Limited (British Virgin Islands)	US$	1		100	Investment holding
Towerich Limited	HK$	2		51	Hotels & serviced suites
Union Art Investment Limited	HK$	1		100	Property development
Volly Best Investment Limited	HK$	1		90	Property development
Wealth Pine Investment Limited	HK$	1		85	Property development
Winchesto Finance Company Limited	HK$	15,000,000	100		Finance
Yick Ho Limited	HK$	6,000,000		100	Investment in hotel projects

The principal area of operation of the above companies were in Hong Kong except the following:

Name	Area of Operation
Cheung Kong Finance Cayman Limited	Europe
Cheung Kong Finance Japan Limited	Japan
Cheung Kong Holdings (China) Limited	The Mainland
Joynote Ltd	Singapore
Luxury Green Development Pte. Ltd.	Singapore
Megawin International Limited	The Mainland
Yick Ho Limited	The Mainland

Principal Associates

Appendix II

The Directors are of the opinion that a complete list of the particulars of all the associates will be of excessive length and therefore the following list contains only the particulars of the associates which materially affect the results or assets of the Group. All the companies listed below were incorporated in Hong Kong except otherwise stated.

Name	Effective percentage of Issued Ordinary Share Capital held by the Company Directly	Indirectly	Principal Activities
CEF Holdings Limited	50		Investment holding
CK Life Sciences Int'l., (Holdings) Inc. (Cayman Islands)		45.3	Research & development, manufacturing, commercialisation, marketing & selling of environmental & human health products & investments
Harbour Plaza Hotel Management (International) Limited (British Virgin Islands)		50	Hotel management
Hong Kong Concord Holdings Limited		40	Investment holding & power generation
Hutchison Whampoa Limited		49.9	Ports & related services, property & hotels, retail, energy, infrastructure, telecommunications, finance, investments & others
Metro Broadcast Corporation Limited		50	Radio broadcasting

The principal area of operation of the above companies were in Hong Kong except the following:

Name	Area of Operation
Hong Kong Concord Holdings Limited	The Mainland

Principal Jointly Controlled Entities

Appendix III

The Directors are of the opinion that a complete list of the particulars of all the jointly controlled entities will be of excessive length and therefore the following list contains only the particulars of the jointly controlled entities which materially affect the results or assets of the Group. All the jointly controlled entities below were incorporated in Hong Kong except otherwise stated.

Name	Effective percentage of Ownership Interest held by the Company Directly	Effective percentage of Ownership Interest held by the Company Indirectly	Principal Activities
Afford Limited		50	Property development
Bayswater Developments Limited (British Virgin Islands)		50	Property development & investment
Beright Investments Limited (British Virgin Islands)		50	Property development
Billion Rise Limited (British Virgin Islands)		50	Property development
Chesgold Limited		50	Property investment
Cheung Wo Enterprises Limited (British Virgin Islands)		50	Property investment
Choicewide Group Limited (British Virgin Islands)		50	Investment in property project
Circadian (CH) Limited (The United Kingdom)		47.5	Property development
Circadian Limited (The United Kingdom)		47.5	Property development
Clayton Power Enterprises Limited		50	Property development
Cosmos Wide International Limited		50	Property development
Dragon Beauty International Limited		50	Property development
Elegant Wealth Investment Limited	49		Property development
Extreme Selection Investments Limited (British Virgin Islands)		50	Property development
Forton Investment Limited		50	Property development
Gislingham Limited (British Virgin Islands)		50	Property development
Glory Sense Limited		50	Property development
Golden Castle Management Limited (British Virgin Islands)		50	Property development
Harbour Plaza Metropolis Limited (British Virgin Islands)		50	Hotels & serviced suites
Hildon Development Limited		50	Property development
Hong Kong Shanghai Development Co Ltd (Samoa)		25	Property development & investment
Hui Xian Investment Limited		33.4	Investment in property project
Hutchison Whampoa Properties (Chengdu) Limited (The Mainland)		50	Property development
Konorus Investment Limited		42.5	Property investment
Mapleleaf Developments Limited (British Virgin Islands)		25	Property development
Mighty General Limited		50	Property development
Montoya (HK) Limited		50	Property development
New China Sheen Limited		50	Property development
New China Target Limited		50	Property development

Principal Jointly Controlled Entities *(continued)*

Name	Effective percentage of Ownership Interest held by the Company Directly	Indirectly	Principal Activities
Shanklin Developments Limited (British Virgin Islands)		50	Property development
Sky Island Limited (British Virgin Islands)		50	Property development
Smart Rainbow Limited (British Virgin Islands)		50	Hotels & serviced suites
Swayfield Limited (British Virgin Islands)		30	Property investment
True Ample Developments Limited (British Virgin Islands)		50	Property development
Willpower Developments Limited (British Virgin Islands)		50	Property development
Zealand Limited (British Virgin Islands)		50	Property development

The principal area of operation of the above jointly controlled entities were in Hong Kong except the following:

Name	Area of Operation
Afford Limited	The Mainland
Bayswater Developments Limited	The Mainland
Beright Investments Limited	The Mainland
Billion Rise Limited	Singapore
Chesgold Limited	The Mainland
Cheung Wo Enterprises Limited	The Mainland
Choicewide Group Limited	Singapore
Circadian (CH) Limited	The United Kingdom
Circadian Limited	The United Kingdom
Elegant Wealth Investment Limited	The Mainland
Extreme Selection Investments Limited	The Mainland
Forton Investment Limited	The Mainland
Gislingham Limited	The Mainland
Glory Sense Limited	The Mainland
Golden Castle Management Limited	The Mainland
Hildon Development Limited	The Mainland
Hong Kong Shanghai Development Co Ltd	The Mainland
Hui Xian Investment Limited	The Mainland
Hutchison Whampoa Properties (Chengdu) Limited	The Mainland
Mapleleaf Developments Limited	The Mainland
Mighty General Limited	The Mainland
Montoya (HK) Limited	The Mainland
New China Sheen Limited	The Mainland
New China Target Limited	The Mainland
Shanklin Developments Limited	The Mainland
Sky Island Limited	The Mainland
True Ample Developments Limited	The Mainland
Willpower Developments Limited	The Mainland
Zealand Limited	The Mainland

Extracts of Financial Statements of Hutchison Whampoa Limited

Appendix IV

Extracts of the 2009 published financial statements of Hutchison Whampoa Limited, a listed associate, are set out below.

Consolidated Income Statement

For the year ended 31st December, 2009

	2009 $ Million	As restated 2008 $ Million
Company and subsidiary companies:		
Revenue	**208,808**	235,478
Cost of inventories sold	**(74,275)**	(77,172)
Staff costs	**(28,309)**	(31,929)
Telecommunications customer acquisition costs	**(16,544)**	(22,926)
Depreciation and amortisation	**(16,258)**	(24,876)
Other operating expenses	**(60,769)**	(66,001)
Change in fair value of investment properties	**1,117**	672
Profit on disposal of investments and others	**12,472**	3,458
Share of profits less losses after tax of:		
Associated companies before profit on disposal of investments and others	**5,927**	12,522
Jointly controlled entities	**3,677**	5,286
Associated company's profit on disposal of an investment and others	**–**	3,122
	35,846	37,634
Interest and other finance costs	**(9,613)**	(17,286)
Profit before tax	**26,233**	20,348
Current tax charge	**(4,588)**	(3,443)
Deferred tax credit	**92**	2,576
Profit after tax	**21,737**	19,481
Allocated as: Profit attributable to minority interests	**(7,569)**	(6,800)
Profit attributable to shareholders of the Company	**14,168**	12,681

Consolidated Statement of Financial Position

At 31st December, 2009

	31/12/2009	As restated 31/12/2008	As restated 1/1/2008
	$ Million	$ Million	$ Million
ASSETS			
Non-current assets			
Fixed assets	**171,399**	173,246	181,342
Investment properties	**42,323**	41,282	43,680
Leasehold land	**33,984**	34,745	36,272
Telecommunications licences	**70,750**	72,175	91,897
Goodwill	**28,858**	30,436	31,573
Brand names and other rights	**7,351**	10,486	10,901
Associated companies	**84,748**	76,478	75,545
Interests in joint ventures	**51,568**	45,865	39,725
Deferred tax assets	**14,657**	13,248	17,619
Other non-current assets	**5,286**	8,904	5,082
Liquid funds and other listed investments	**23,213**	30,735	69,192
	534,137	537,600	602,828
Current assets			
Cash and cash equivalents	**92,521**	57,286	111,307
Trade and other receivables	**48,146**	54,767	55,374
Inventories	**16,593**	18,528	20,999
	157,260	130,581	187,680
Current liabilities			
Trade and other payables	**73,029**	82,599	90,141
Bank and other debts	**17,589**	23,945	50,255
Current tax liabilities	**3,249**	1,274	2,336
	93,867	107,818	142,732
Net current assets	**63,393**	22,763	44,948
Total assets less current liabilities	**597,530**	560,363	647,776
Non-current liabilities			
Bank and other debts	**242,851**	234,141	260,086
Interest bearing loans from minority shareholders	**13,424**	13,348	12,508
Deferred tax liabilities	**13,355**	13,616	17,957
Pension obligations	**2,436**	2,541	1,468
Other non-current liabilities	**4,520**	4,586	5,929
	276,586	268,232	297,948
Net assets	**320,944**	292,131	349,828
CAPITAL AND RESERVES			
Share capital	**1,066**	1,066	1,066
Reserves	**282,465**	259,253	300,803
Total shareholders' funds	**283,531**	260,319	301,869
Minority interests	**37,413**	31,812	47,959
Total equity	**320,944**	292,131	349,828

Extracts of Financial Statements of CK Life Sciences Int'l., (Holdings) Inc.

Appendix V

Extracts of the 2009 published financial statements of CK Life Sciences Int'l., (Holdings) Inc., a listed associate, are set out below.

Consolidated Income Statement

For the year ended 31st December, 2009

	2009 $'000	2008 $'000
Turnover	**2,678,889**	2,991,797
Cost of sales	**(1,839,133)**	(2,084,217)
	839,756	907,580
Other income, gains and losses	**292,345**	(275,863)
Staff costs	**(310,077)**	(344,459)
Depreciation	**(34,724)**	(31,876)
Amortisation of intangible assets	**(47,808)**	(50,412)
Other expenses	**(494,779)**	(442,233)
Revaluation deficit on building	**–**	(11,420)
Finance costs	**(18,110)**	(66,982)
Share of results of associates	**(11,272)**	(9,878)
Profit/(loss) before taxation	**215,331**	(325,543)
Taxation	**(29,271)**	(27,540)
Profit/(loss) for the year	**186,060**	(353,083)
Attributable to:		
Equity holders of the Company	**187,098**	(351,768)
Minority interests	**(1,038)**	(1,315)
	186,060	(353,083)

Extracts of Financial Statements of CK Life Sciences Int'l., (Holdings) Inc. *(continued)*

Consolidated Statement of Financial Position

As at 31st December, 2009

	2009 $'000	2008 $'000
Non-current assets		
Property, plant and equipment	**458,923**	432,803
Prepaid lease for land	**11,761**	12,074
Intangible assets	**3,972,183**	3,722,997
Interests in associates	**17,842**	44,472
Convertible debentures issued by an associate	**–**	58,885
Available-for-sale investments	**150,101**	209,343
Investments at fair value through profit or loss	**192,839**	58,430
Deferred taxation	**21,056**	19,076
Long-term receivables	**38,580**	–
	4,863,285	4,558,080
Current assets		
Debt investment	**–**	59,474
Investments at fair value through profit or loss	**163,171**	139,351
Derivative financial instruments	**2,633**	15,780
Tax recoverable	**762**	3,629
Inventories	**425,921**	463,711
Receivables and prepayments	**805,906**	615,195
Deposits with financial institutions	**–**	44,952
Bank balances and deposits	**636,895**	303,554
	2,035,288	1,645,646
Current liabilities		
Payables and accruals	**(621,545)**	(588,995)
Derivative financial instruments	**(23,087)**	(99,398)
Bank overdrafts	**(385)**	(7,445)
Finance lease obligations	**(580)**	(494)
Taxation	**(48,695)**	(19,945)
	(694,292)	(716,277)
Net current assets	**1,340,996**	929,369
Total assets less current liabilities	**6,204,281**	5,487,449
Non-current liabilities		
Bank loans	**(1,061,300)**	(1,045,675)
Finance lease obligations	**(807)**	(1,108)
Loan from a minority shareholder	**(34,333)**	(25,907)
Deferred taxation	**(31,273)**	(29,887)
	(1,127,713)	(1,102,577)
Total net assets	**5,076,568**	4,384,872
Capital and reserves		
Share capital	**961,107**	961,107
Share premium and reserves	**3,944,251**	3,309,661
Equity attributable to equity holders of the Company	**4,905,358**	4,270,768
Share option reserve of a subsidiary	**55**	–
Minority interests	**171,155**	114,104
Total equity	**5,076,568**	4,384,872

Independent Auditor's Report



TO THE MEMBERS OF CHEUNG KONG (HOLDINGS) LIMITED
(incorporated in Hong Kong with limited liability)

We have audited the consolidated financial statements of Cheung Kong (Holdings) Limited (the "Company") and its subsidiaries (collectively referred to as the "Group") set out on pages 92 to 132, which comprise the consolidated and Company statements of financial position as at 31st December, 2009, and the consolidated income statement, consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows for the year then ended, and a summary of significant accounting policies and other explanatory notes.

Directors' responsibility for the consolidated financial statements

The directors of the Company are responsible for the preparation and the true and fair presentation of these consolidated financial statements in accordance with Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants and the Hong Kong Companies Ordinance. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and the true and fair presentation of the consolidated financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit and to report our opinion solely to you, as a body, in accordance with section 141 of the Hong Kong Companies Ordinance and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report. We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance as to whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and true and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31st December, 2009 and of the Group's profit and cash flows for the year then ended in accordance with Hong Kong Financial Reporting Standards and have been properly prepared in accordance with the Hong Kong Companies Ordinance.

DELOITTE TOUCHE TOHMATSU
Certified Public Accountants
Hong Kong

30th March, 2010

Listed Affiliated Companies



Hutchison Whampoa Limited

- Ports and Related Services
- Property and Hotels
- Retail
- Energy and Infrastructure, Finance and Investments, and Others
- Telecommunications

The global operations of the Hutchison Whampoa Group are well placed to benefit from a recovering economic environment. Barring any significant adverse market developments or regulatory developments, the 3 Group's results are expected to continue to improve and going forward to make a positive contribution to the Hutchison Whampoa Group's EBIT results.


MegaNetz geht's




Husky


1
2
3
4
5




watsons

1. 3 Austria celebrates the opening of a new store as its customer base grows.
2. The quayside and yard operations at Hongkong International Terminals.
3. Husky is Western Canada's largest producer of ethanol, which is blended with gasoline to provide customers with cleaner-burning fuel to help reduce greenhouse gas emissions.
4. Close to the Changchun Jingyuetan Tourism Development Zone, Regency Park, Changchun is a large-scale high-end residential project.
5. A.S. Watson Group will increase the number of stores to 1,000 in Mainland China and 10,000 worldwide in two years.



Cheung Kong Infrastructure Holdings Limited



- Investment in HK Electric
- Infrastructure Investment in China
- Infrastructure Investment in Australia
- Infrastructure Investment in New Zealand
- Infrastructure Investment in United Kingdom
- Infrastructure Investment in Canada
- Investment in Infrastructure Related Business

While CKI is solid and dependable, it is also dynamic and growing. With its strong cash position, CKI is well placed to consider large-scale acquisitions that add value to its quality portfolio.




2
1
3
4 5

1. Shantou Bay Bridge
2. Stanley Power Inc.
3. Powercor Australia Limited
4. Alliance Construction Materials Limited
5. Northern Gas Networks Limited







Listed Affiliated Companies *(continued)*


hongkong electric
港燈
HK Electric

Hongkong Electric Holdings Limited

- Generation, Transmission and Distribution of Electricity
- International Investment in Power and Power-related Industries
- Engineering Consultancy Services

HK Electric has been actively pursuing investment opportunities to further increase its earnings base from operations outside Hong Kong. With its strong financial position and conservative investment profile, HK Electric is expected to perform satisfactorily in 2010.




長江基建
Cheung Kong Infrastructure
港燈
HK Electric

1. Additional facility to reduce emissions
2. Power plant investments in Mainland China
3. Increase in Northern Gas Networks' stake
4. Monthly shareholders' visit to power station
5. First Electric Vehicle charging station


3
1
4 5
2

Corporate Information and Key Dates

Board of Directors

LI Ka-shing	*Chairman*
LI Tzar Kuoi, Victor	*Managing Director and Deputy Chairman*
KAM Hing Lam	*Deputy Managing Director*
IP Tak Chuen, Edmond	*Deputy Managing Director*
CHUNG Sun Keung, Davy	*Executive Director*
PAU Yee Wan, Ezra	*Executive Director*
WOO Chia Ching, Grace	*Executive Director*
CHIU Kwok Hung, Justin	*Executive Director*
LEUNG Siu Hon	*Non-executive Director*
FOK Kin-ning, Canning	*Non-executive Director*
Frank John SIXT	*Non-executive Director*
CHOW Kun Chee, Roland	*Non-executive Director*
George Colin MAGNUS	*Non-executive Director*
KWOK Tun-li, Stanley	*Independent Non-executive Director*
YEH Yuan Chang, Anthony	*Independent Non-executive Director*
Simon MURRAY	*Independent Non-executive Director*
CHOW Nin Mow, Albert	*Independent Non-executive Director*
HUNG Siu-lin, Katherine	*Independent Non-executive Director*
WONG Yick-ming, Rosanna*	*Independent Non-executive Director*
CHEONG Ying Chew, Henry	*Independent Non-executive Director*

* *Also alternate director to Simon MURRAY*

Audit Committee

CHEONG Ying Chew, Henry *(Chairman)*
KWOK Tun-li, Stanley
HUNG Siu-lin, Katherine

Remuneration Committee

LI Ka-shing *(Chairman)*
KWOK Tun-li, Stanley
WONG Yick-ming, Rosanna

Company Secretary

Eirene YEUNG

Authorised Representatives

IP Tak Chuen, Edmond
Eirene YEUNG

Chief Manager, Accounts Department

MAN Ka Keung, Simon

Chief Financial Officer

Andrew John HUNTER

Principal Bankers

Bank of China (Hong Kong) Limited
The Bank of Tokyo-Mitsubishi UFJ, Ltd.
Hang Seng Bank Limited
Industrial and Commercial Bank of China (Asia) Limited
Mizuho Corporate Bank, Ltd.
The Hongkong and Shanghai Banking Corporation Limited
Canadian Imperial Bank of Commerce
China Merchants Bank
BNP Paribas
Bank of Communications Co., Ltd.

Auditor

Deloitte Touche Tohmatsu

Legal Advisers

Woo, Kwan, Lee & Lo

Registered Office

7th Floor, Cheung Kong Center,
2 Queen's Road Central, Hong Kong

Share Registrar and Transfer Office

Computershare Hong Kong Investor Services Limited
Rooms 1712-1716, 17th Floor, Hopewell Centre,
183 Queen's Road East, Hong Kong

Stock Codes

The Stock Exchange of Hong Kong Limited: 0001
Bloomberg: 1 HK
Reuters: 1.HK

Website

http://www.ckh.com.hk

Key Dates

Annual Results Announcement	30th March, 2010
Closure of Register of Members	20th to 27th May, 2010 *(both days inclusive)*
Record Date for Final Dividend	27th May, 2010
Payment of Final Dividend	1st June, 2010

This annual report 2009 ("Annual Report") is available in both English and Chinese versions. Shareholders who have received either the English or the Chinese version of the Annual Report may request a copy in the other language by writing to the Company c/o the Company's Registrar, Computershare Hong Kong Investor Services Limited, at 17M Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong or by email to ckh.ecom@computershare.com.hk.

The Annual Report (in both English and Chinese versions) has been posted on the Company's website at http://www.ckh.com.hk. Shareholders who have chosen to read the Company's corporate communications (including but not limited to the Annual Report) published on the Company's website in place of receiving printed copies thereof may request the printed copy of the Annual Report in writing to the Company c/o the Company's Registrar or by email to ckh.ecom@computershare.com.hk.

Shareholders who have chosen to receive the corporate communications using electronic means through the Company's website and who for any reason have difficulty in receiving or gaining access to the Annual Report posted on the Company's website will upon request in writing to the Company c/o the Company's Registrar or by email to ckh.ecom@computershare.com.hk promptly be sent the Annual Report in printed form free of charge.

Shareholders may at any time choose to change your choice as to the means of receipt (i.e. in printed form or by electronic means through the Company's website) and/or the language of the Company's corporate communications by reasonable prior notice in writing to the Company c/o the Company's Registrar or sending a notice to ckh.ecom@computershare.com.hk.


MIX
Paper from responsible sources
FSC
www.fsc.org
FSC™ C006398

CHEUNG KONG (HOLDINGS) LIMITED
7/F, Cheung Kong Center
2 Queen's Road Central, Hong Kong
Tel: 2128 8888 Fax: 2845 2940